FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2018

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Córdoba 111, 1054

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BBVA French Bank S.A.

Item
1.	Financial Statements as of March 31, 2018.

INTERIM FINANCIAL STATEMENTS FOR

THE THREE-MONTH PERIOD ENDED

MARCH 31, 2018

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

Accounts	Notes and Exhibits	03.31.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	7	36,917,931	38,235,942	48,164,949
Cash		8,468,784	7,977,326	14,176,643
Financial institutions and correspondents		28,449,147	30,258,616	33,988,306
Argentine Central Bank (BCRA)		23,929,099	29,427,394	31,248,052
Other in the country and abroad		4,520,048	831,222	2,740,254
Debt securities at fair value through profit or loss	8	1,162,994	5,795,638	3,671,503
Derivative instruments	9	168,314	142,745	53,723
Repo transactions	10	7,144,101	6,329,939	58,322
Other financial assets	11	7,142,873	2,631,498	803,170
Loans and other financing	12	139,436,828	128,090,905	78,582,242
Non-financial government sector		142	218	98,819
Argentine Central Bank (BCRA)		2,354	—	—
Other financial institutions		4,917,871	4,608,947	2,661,976
Non-financial private sector and residents abroad		134,516,461	123,481,740	75,821,447
Other debt securities	13	15,578,336	16,298,649	9,173,565
Financial assets pledged as collateral	14	3,925,255	3,250,464	2,184,194
Current income tax assets	15 a)	1,375	9,340	1,521
Investments in equity instruments	16	145,256	127,287	70,808
Investments in associates	17	921,199	889,436	944,690
Property, plant and equipment	18	9,024,411	9,419,862	8,231,404
Intangible assets	19	448,944	436,120	315,637
Deferred income tax assets	15 c)	57,407	58,524	44,646
Other non-financial assets	20	1,457,379	1,530,260	1,468,920
Non-current assets held for sale	21	741,840	196,379	—

TOTAL ASSETS		224,274,443	213,442,988	153,769,294

CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

Accounts	Notes and Exhibits	03.31.18	12.31.17	12.31.16
LIABILITIES
Deposits	22	159,952,683	153,934,671	114,610,296
Non-financial government sector		1,252,061	1,042,016	2,640,909
Financial sector		102,883	166,970	222,974
Non-financial private sector and residents abroad		158,597,739	152,725,685	111,746,413
Derivative instruments	9	245,444	229,775	58,305
Repo transactions	10	579,184	285,410	135,139
Other financial liabilities	23	16,497,979	14,006,153	7,785,665
Financing received from the BCRA and other financial institutions	24	829,574	687,495	704,960
Corporate bonds issued	25	1,839,184	2,052,490	1,786,285
Current income tax liabilities	15 b)	884,250	1,469,886	1,104,739
Provisions	26 and Exhibit J	3,268,894	2,127,857	901,519
Deferred income tax liabilities	15 c)	514,787	505,078	888,240
Other non-financial liabilities	27	7,492,249	7,741,277	5,622,234

TOTAL LIABILITIES		192,104,228	183,040,092	133,597,382

SHAREHOLDERS’ EQUITY
Capital stock	28	612,660	612,660	536,878
Non-capitalized contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserved earnings		14,516,667	14,516,667	11,783,995
Unappropriated retained earnings		7,933,140	3,480,078	3,480,078
Accumulated other comprehensive income		(11,383)	(16,558)	(39,279)
Income for the year/period		1,545,298	4,453,062	3,643,672

Shareholders’ equity attributable to owners of the parent		31,645,338	30,094,865	19,900,834
Shareholders’ equity attributable to non-controlling interests		524,877	308,031	271,078

TOTAL SHAREHOLDERS’ EQUITY		32,170,215	30,402,896	20,171,912

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		224,274,443	213,442,988	153,769,294

The accompanying explanatory notes and exhibits are an integral part of these financial statements

CONSOLIDATED STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Interest income	29	7,914,035	5,296,190
Interest expenses	30	(2,808,837)	(1,711,106)

Net interest income		5,105,198	3,585,084

Commission income	31	2,034,541	1,507,251
Commission expenses	32	(1,354,822)	(952,242)

Net commission income		679,719	555,009

Net income from measurement of financial instruments at fair value through profit or loss	33	309,176	130,666
Net income/(loss) from write-down of assets at amortized cost	34	1,367	—
Gold and foreign currency quotation differences	35	695,250	305,895
Other operating income	36	1,742,608	1,806,624
Loan loss provision		(526,194)	(380,226)

Net operating income		8,007,124	6,003,052

Personnel benefits	37	(1,957,189)	(1,559,287)
Administrative expenses	38	(1,508,192)	(1,231,009)
Asset depreciations and impairments	39	(199,042)	(122,468)
Other operating expenses	40	(2,153,710)	(2,355,712)

Operating income		2,188,991	734,576
Income from associates		39,877	72,856

Income before income tax		2,228,868	807,432

Income tax	15 c)	(662,724)	(243,885)

Net income for the period		1,566,144	563,547

Net income attributable to owners of the parent		1,545,298	555,175
Net income attributable to non-controlling interests		20,846	8,372
Net income for the period		1,566,144	563,547

EARNINGS PER SHARE

AS OF MARCH 31, 2018 AND 2017

Accounts	03.31.18	03.31.17
Numerator
Net income attributable to owners of the parent	1,545,298	555,175
Net income attributable to owners of the parent adjusted to reflect the effect of dilution	1,545,298	555,175
Denominator
Weighted average of outstanding ordinary shares for the quarter	612,659,638	536,877,850
Weighted average of outstanding ordinary shares for the quarter adjusted to reflect the effect of dilution	612,659,638	536,877,850
Earnings per basic share	2.5223	1.0341
Earnings per diluted share (1)	2.5223	1.0341

(1)	Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Net income/(loss) for the period		1,566,144	563,547
Other Comprehensive Income components to be re-classified to income/(loss) for the period
Profits or losses for financial instruments at fair value through OCI
Period’s income/(loss) from financial instruments at fair value through OCI		(11,231)	—
Adjustment for reclassifications for the period		34,805	—
Income tax		(10,441)	—

		13,133	—

Share in OCI from associates and joint ventures booked by application of the equity method
Income/(loss) for the period for the share in OCI from associates and joint ventures booked by application of the equity method		(7,958)	(6,414)

		(7,958)	(6,414)

Total OCI to be reclassified to income/(loss) for the period		5,175	(6,414)
Total Other Comprehensive Income for the period		5,175	(6,414)

Total comprehensive income		1,571,319	557,133

Comprehensive income attributable to owners of the parent		1,550,473	548,761
Comprehensive income attributable to non-controlling interests		20,846	8,372

Total Comprehensive Income for the period		1,571,319	557,133

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2018 (in thousands of pesos)

Transactions	Capital stock	Non-capitalized contributions		Other comprehensive income		Cumulative Results		Retained earnings	Total shareholders’ equity attributable to owners of the parent	Total shareholders’ equity attributable to non- controlling interests	Total shareholders’ equity
	Shares outstanding	Issuance Premiums	Adjustments to shareholders’ equity	Profits or losses for financial instruments at fair value through OCI	Other	Legal Reserve	Other
Balance at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548	—	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	(17,719)	1,161	—	—	4,054,875	4,038,317	308,031	4,346,348

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(17,719)	1,161	4,027,251	10,489,416	7,933,140	30,094,865	308,031	30,402,896

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	1,545,298	1,545,298	20,846	1,566,144
- Other Comprehensive Income for the period	—	—	—	13,133	(7,958)	—	—	—	5,175	—	5,175
Capital increase of subsidiary	—	—	—	—	—	—	—	—	—	196,000	196,000

Balances at period end	612,660	6,735,977	312,979	(4,586)	(6,797)	4,027,251	10,489,416	9,478,438	31,645,338	524,877	32,170,215

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2017 (in thousands of pesos)

Transactions	Capital stock	Non-capitalized contributions		Other comprehensive income		Cumulative Results		Retained earnings	Total shareholders’ equity attributable to owners of the parent	Total shareholders’ equity attributable to non- controlling interests	Total shareholders’ equity
	Shares outstanding	Issuance Premiums	Adjustments to shareholders’ equity	Profits or losses for financial instruments at fair value through OCI	Other	Legal Reserve	Other
Balance at the beginning of the year	536,878	182,511	312,979	—	—	3,298,517	8,485,478	3,643,672	16,460,035	—	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	(42,672)	3,393	—	—	3,480,078	3,440,799	271,078	3,711,877

Adjusted balance at the beginning of the year	536,878	182,511	312,979	(42,672)	3,393	3,298,517	8,485,478	7,123,750	19,900,834	271,078	20,171,912

Total Comprehensive income for the period
- Net income/(loss) for the period	—	—	—	—	—	—	—	555,175	555,175	8,372	563,547
- Other Comprehensive Income for the period	—	—	—	—	(6,414)	—	—	—	(6,414)	—	(6,414)
Allocation of Retained earnings as per the Shareholders’ Meeting held on march 30, 2017 to:
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—	—	—
Cash Dividends	—	—	—	—	—	—	—	(911,000)	(911,000)	—	(911,000)
Optional Reserve for future distribution of earnings	—	—	—	—	—	—	2,003,938	(2,003,938)	—	—	—

Balances at period end	536,878	182,511	312,979	(42,672)	(3,021)	4,027,251	10,489,416	4,035,253	19,538,595	279,450	19,818,045

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Cash flow generated by operating activities
Income before Income Tax		2,228,868	807,432
Adjustments to obtain flows from operating activities:		(549,604)	1,004,777
Amortizations and impairments		199,042	122,468
Loan loss provision		464,008	329,600
Other adjustments		(1,212,654)	552,709
Net decreases from operating assets:		(11,160,653)	(21,162,206)
Debt securities at fair value through profit or loss		4,892,728	2,370,214
Derivative instruments		(23,920)	24,959
Repo transactions		(814,162)	(9,714,152)
Loans and other financing		(11,981,452)	(3,887,981)
Non-financial government sector		76	98,664
Other financial institutions		(325,718)	(18,415)
Non-financial private sector and residents abroad		(11,655,810)	(3,968,230)
Other debt securities		1,723,891	(2,774,472)
Financial assets pledged as collateral		(674,791)	78,855
Investments in equity instruments		(17,969)	(9,580)
Other assets		(4,264,978)	(7,250,049)
Net increases from operating liabilities:		7,192,067	14,513,207
Deposits		6,421,365	8,298,160
Non-financial government sector		210,045	(961,611)
Financial sector		(64,087)	(119,313)
Non-financial private sector and residents abroad		6,275,407	9,379,084
Derivative instruments		15,669	(28,511)
Repo transactions		293,774	(135,139)
Other liabilities		461,259	6,378,697
Income tax payments		(214,758)	(402,791)

Total cash flows used in operating activities		(2,504,080)	(5,239,581)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Cash flows from investment activities
Payments:		(319,653)	(319,827)
Purchase of property, plant, and equipment, intangible assets and other assets		(311,695)	—
Other payments related to investment activities		(7,958)	(319,827)
Collections:		8,114	110,124
Other payments related to investment activities		8,114	110,124

Total cash flows used in investment activities		(311,539)	(209,703)

Cash flows obtained from financing activities
Payments:		(221,084)	(1,072,809)
Dividends		—	(911,000)
Non-subordinated corporate bonds		(213,306)	(150,018)
Argentine Central Bank		(7,778)	(11,791)
Collections:		345,857	236,410
Financing by local financial institutions		149,857	236,410
Other collections from financing activities		196,000	—

Total cash flows generated by/used in financing activities		124,773	(836,399)

Effect of exchange rate changes on cash and cash equivalents balances		1,372,835	(295,974)
Total changes in cash flows

Net decrease in cash and cash equivalents		(1,318,011)	(6,581,657)

Cash and cash equivalents at the beginning of the year	7	38,235,942	48,164,949

Cash and cash equivalents at the end of the period	7	36,917,931	41,583,292

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE

PERIOD ENDED MARCH 31, 2018

(Stated in thousands of pesos)

1.	General information

BBVA Banco Francés S.A. (hereinafter, indistinctly, “BBVA Francés” or the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 251 national branches.

Since December 1996, BBVA Francés is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (BBVA or the “controlling entity”), which directly and indirectly controls the Entity, with 66.55% of the share capital as of March 31, 2018.

These financial statements include the Entity and its controlled or subsidiary companies (collectively referred to, including the Entity, as the “Group”). The Entity’s subsidiaries are listed below:

•	BBVA Francés Valores S.A.: corporation incorporated under the laws of Argentina as a comprehensive clearing and settlement agent;

•

Volkswagen Financial Services Compañía Financiera S.A: corporation incorporated under the laws of Argentina as a financial company to provide financing for individuals, companies and dealers of the Volkswagen network, to acquire Volkswagen vehicles, as well as vehicles with the brands Audi, Man – VW Trucks and Buses, and Ducati;

•	BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual investment products;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26,425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime called the Argentine Integrated Retirement and Pensions System [SIPA]. Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Administration [ANSES] is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009 whereby retirement and pension funds management companies interested in reconverting their social purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention of reconverting. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, through a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

Argentine Capital Markets Law No. 26,831, enacted on December 28, 2012 and subsequently regulated through General Resolution No. 622/13 issued by the Argentine Securities Commission [CNV] on September 5, 2013, establishes in its Section 47 that agents have an obligation to register before the CNV, to act in the market in any of the capacities set forth in said resolution. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Fund Investment Products under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42.

Part of the Entity’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.	Basis for the preparation of the Financial Statements

The financial reporting framework set forth by the BCRA requires supervised entities to submit financial statements prepared pursuant to the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with a temporary exception for the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial instruments” and, in turn, taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the regulatory entity on May 29, 2017 regarding the treatment to be applied to uncertain tax positions (“financial reporting framework set forth by the BCRA”).

The exceptions described are a deviation from IFRS, and their impact has been evaluated by the Entity as detailed below:

a)

Had the impairment model set forth in Section 5.5 “Impairment” of IFRS 9 been applied, assets would have decreased by 188,173 and 247,851 as of March 31, 2018 and December 31, 2017, respectively. Likewise, the income for the three-month period ended March 31, 2018 would have increased by 59,678 and retained earnings would have decreased by 247,851.

b)

Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 2,207,318 and 1,185,800 as of March 31, 2018 and December 31, 2017, respectively. Likewise, the result for the three-month periods ended March 31, 2018 and March 31, 2017 would have increased by 1,021,518 and 1,185,800, respectively.

Regarding the presentation of the financial statements, the BCRA, through Communications “A” 6323 and 6324 provided specific guidelines for the preparation and presentation of the financial statements of financial entities for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of BBVA Banco Francés S.A. as of May 31, 2018.

3.	Functional and presentation currency and Unit of account

3.1.	Functional and presentation currency

The Group considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

3.2.	Unit of account

IAS 29 -Financial Reporting in Hyperinflationary Economies- requires the financial statements of an entity with a functional currency that is hyperinflationary to be restated for the changes in the general pricing power of the functional currency for the reporting period, regardless of whether the financial statements are based on an historical cost or current cost approach. To do so, non-monetary items shall include the inflation from the date of acquisition or the date of revaluation, as applicable. To determine the existence of a hyperinflationary economy, the IAS provides a series of factors to be considered, such as a three-year cumulative inflation rate approaching or exceeding 100%.

Pursuant to the provisions set forth in Decree No. 664/2003 issued by the Argentine Executive, Communication “A” 3921 of the BCRA and General Resolution No. 441/2003, as amended, of the Argentine Securities Commission, the Group does not apply financial statements restatement mechanisms as from March 1, 2003.

However, the existence of important changes such as those observed in recent years in the prices of the relevant variables of the economy, such as the cost of wages, prices of raw materials, interest rates and exchange rates, the financial standing, the results and cash flows of the Group, and, consequently, the information provided in its financial statements, may be affected, and therefore these changes should be taken into consideration in the interpretation of the information provided in these financial statements.

4.	Accounting estimates and judgments

In preparing these consolidated financial statements, the Board of Directors has to make judgements, estimates and assumptions that affect the application of the accounting policies and the reported amounts of assets, liabilities, income and expenses.

The related estimates and assumptions are based on expectations and other factors deemed reasonable, the result of which are the basis for the judgments on the value of assets and liabilities, which are not easily obtained from other sources. Actual results may differ from these estimates.

The underlying estimates and assumptions are continuously under review. The effect of the review of accounting estimates is recognized prospectively.

4.1.	Judgments

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 5.1. – Determination of control over other entities

•	Note 5.4.b) – Classification of financial assets

•	Note 5.4.f) – Impairment of financial assets

•	Note 5.17.a). – Determination on weather an agreement contains a lease

•	Note 5.18 – Income tax

4.2	Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in these consolidated financial statements is included in the following notes:

•	Note 4.3. - Financial instruments, in relation to the assessment of the fair values of Level 2 and 3 financial assets.

•	Notes 11, 12 and 13 – Impairment of financial assets

•	Note 15 - Income tax, regarding availability of future taxable profit against which deferred tax assets and uncertain tax positions may be used.

4.3	Measurements at fair value

Fair value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

When available, the Group measures the fair value of a financial instrument using the quoted price in an active market. A market is considered active if transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoting price in an active market, then the Group uses valuation techniques maximizing the use of relevant market inputs and minimizes the use of unobservable inputs. The choice of a valuation technique includes all factors market participants would take into consideration for the purposes of setting the price of the transaction.

Fair values are categorized into different levels in the fair value hierarchy based on the input data used in the measurement techniques, as follows:

•	Level 1: quoted prices in active markets (no adjustment) for identical assets or liabilities.

•	Level 2: valuation models using observable market data as significant inputs.

•	Level 3: valuation models using unobservable market data as significant inputs.

5.	Significant accounting policies

The Group has consistently applied the following accounting policies in all periods presented in these consolidated financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting Framework set forth by the BCRA. Note 59 contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the three-month period ended March 31, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”. The interim financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018. Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

For the purposes of homogeneous application of the accounting policies, the balance sheet and consolidated statement of income as of March 31, 2017 were restated for the purpose of considering the regulations set forth by the BCRA in relation to the provisions in Memorandum No. 6/2017 issued by the regulatory authority on May 29, 2017 as detailed in Note 5.18.d).

5.1	Basis of consolidation:

a) Subsidiaries:

Subsidiaries are all entities (including structured entities, if any) controlled by the Group. The Group ‘controls’ an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. As of the closing of each period, the Group reassesses whether it has control if there are changes to one or more of the elements of control.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

b) Non-controlling interests

Non-controlling interests are the portion of income and shareholders’ equity which do not belong to the Group and are disclosed as a separate line in the Consolidated Statement of income, the Statement of Other Comprehensive Income, Balance sheet and Statement of changes in shareholders’ equity.

c) Trusts

The Group acts as a trustee for financial trusts, management and guarantee trusts (refer to Note 56). Upon determining if the Group controls the trusts, the Group has analyzed the existence of Control, under the terms of IFRS 10. Consequently, how power is configured on the relevant activities of the vehicle has been evaluated in each case, the impact of changes in returns over those Structured Entities on the Group, and the relation of both. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

d) Mutual funds

The Group acts as fund manager to a number of mutual funds (refer to Note 57). Determining whether the Group controls such an investment fund usually focuses on the assessment of the aggregate economic interests of the Group in the fund (comprising any carried interests and expected management fees) and considers that investors have no right to remove the fund manager without cause. In cases where the economic interest share is less than 37%, the Group concludes it acts as an agent for the investors and therefore does not consolidate those funds.

For further disclosure in respect of unconsolidated trusts and investment funds in which the Group is an agent or for which it is a sponsor, as the case may be, refer to Note 47.

e) Loss of control

When the Group loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, any related non-controlling interest and other components of equity.

Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

f) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

5.2	Foreign currency

Transactions in foreign currencies are translated into the respective functional currency of Group entities at the spot exchange rates published by the BCRA at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the spot exchange rate at the reporting date.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

5.3	Cash and deposits in banks

Cash and cash equivalents includes cash and balances with no restrictions kept with the BCRA and on-demand accounts held at local and foreign financial entities.

5.4	Financial assets and liabilities

a) Recognition

The Group initially recognizes loans, deposits, debt securities issued and liabilities at origination. All other financial instruments (including ordinary purchase and sale of financial assets) are recognized on the date of negotiation, that is to say, the date when the Group becomes part of the instrument’s contractual provisions.

The Group recognizes purchases of financial instruments with the commitment of non-optional reconveyance at a certain price (repos) as a financing granted in the line “Repo transactions” in the Consolidated Balance sheet. The difference between the purchase and sale prices of those instruments is recorded as interest accrued during the term of the transactions using the effective interest method.

Financial assets and liabilities are initially recognized at fair value. Instruments not measured at fair value through profit or loss are recognized at fair value plus (in the case of assets) or less (in the case of liabilities) the transaction costs directly attributable to the acquisition of the asset or the issuance of the liability.

The transaction price is usually the best evidence of fair value for initial recognition.

b) Classification of financial assets

On initial recognition, financial assets are classified as measured at amortized cost, fair value through Other Comprehensive Income (OCI) or fair value through profit or loss.

A financial asset is measured at amortized cost if it meets both of the following conditions:

•	the asset is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI only if it meets both of the following conditions:

•	the asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms of the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may elect to, for each individual instrument, present subsequent changes in fair value in OCI.

All other financial assets are classified as measured at FVTPL. This category includes derivative financial instruments.

The Group makes an assessment of the objective of a business model in which an asset is held at a portfolio level. The information considered includes:

•	the stated policies and objectives for the portfolio and the operation of those policies in practice. In particular, whether management’s strategy focuses on earning contractual interest revenue,

•	how the performance of the portfolio is evaluated and reported to the Group’s management,

•	the risks that affect the performance of the business model and how those risks are managed,

•	how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

•

the frequency, volume and timing of sales in prior periods, the reasons for such sales and its expectations about future sales activity. However, information about sales activity is not considered in isolation, but as part of an overall assessment of how the Group’s stated objective for managing the financial assets is achieved.

Financial assets that are held for trading or managed and whose performance is evaluated on a fair value basis are measured at FVTPL.

In the assessment on whether contractual cash flows are solely payments of principal and interest, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.

Financial assets are not reclassified after their initial recognition, except for a change in the Group’s business models.

c) Classification of financial liabilities

The Group classifies its financial liabilities, other than derivatives, financial guarantees and loan commitments, as measured at amortized cost.

Derivative financial instruments are measured at fair value through profit or loss.

‘Financial guarantees’ are contracts that require the Group to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payment when it is due in accordance with the terms of a debt instrument.

The debt from financial guarantees issued are initially recognized at fair value. The debt is subsequently measured at the higher of this amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

d) Derecognition of financial assets and liabilities

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

On derecognition of a financial asset, the difference between the carrying amount of the asset and the consideration received and any recognized balance in OCI is recognized in profit or loss

The Group recognizes sales of financial instruments with the commitment of non-optional reconveyance at a certain price (repos) as a financing received in the line “Repo transactions” in the Consolidated Balance sheet. The difference between the purchase and sale prices of those instruments is booked as interest accrued during the term of the transactions using the effective interest method.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. When an existing financial liability is replaced with another from the same borrower under significantly different conditions, or the conditions are substantially modified, said replacement or modification is treated as a derecognition of the original liability and the recognition of a new liability.

e) Measurement at amortized cost

The amortized cost of a financial asset or liability is the amount of its initial recognition less the capital reimbursements, plus or less the amortization, using the effective interest method, of any difference between the initial amount and the amount at maturity. In the case of financial assets, it also includes any impairment write-downs (doubtful accounts).

f) Impairment of financial assets

As mentioned in Note 2, the BCRA established that financial institutions shall continue to apply the model for recording provisions for loan losses for financial assets in force as of December 31, 2017 set forth through its Communication “A” 2950, as amended. Those regulations require financial institutions to:

•	classify their debtors based on their “status” pursuant to the guidelines of the BCRA and

•	recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA, taking into consideration the debtor’s standing and guarantees in force.

The BCRA requires customers of the “commercial portfolio” to be analyzed and classified individually. The commercial portfolio includes loans exceeding an amount set forth by the BCRA, and loans with repayment linked to the progress of the customer’s productive or commercial activity. The assessment of the debtor’s repayment capacity is based on the estimated financial flow based on updated financial information and industry parameters, taking into consideration other circumstances of the economic activity.

The “consumer portfolio”, in turn, is analyzed globally, and debtors are classified based on the days in arrears recorded at the closing of each period. The consumer portfolio includes consumer loans, housing loans and loans up to an amount set forth by the BCRA with repayment not related to a productive or commercial activity.

The “consumer-like portfolio” is in turn analyzed and classified based on the Consumer portfolio criteria, but includes commercial loans not exceeding the amount of financing set forth in the regulations issued by the BCRA

Increases in the allowance for loan losses related to “Loans and other financing” are recognized in “Loan loss provision” in the Consolidated Statement of Income.

5.5	Investments in associates

An associate is an entity over which the Group has a significant influence but no control or joint control over financial and operating policies. A joint venture is an agreement whereby the Group has joint control, that is to say, the Group has a right over the agreement’s net assets instead of over the assets and liabilities of the agreement.

Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the consolidated financial statements include the Group’s share in the results and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

5.6	Property, plant and equipment

Property, plant, and equipment items are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the cash purchase price and expenses directly attributable to the acquisition necessary to take the asset to the location and operate as provided for by the Board of Directors.

The Group has used the option under IFRS 1 to consider the fair value of all its real property as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

Subsequent expenses are only capitalized if they are likely to provide future economic benefits for the Group.

Depreciations are calculated using the straight line method, applying the necessary rates to cancel the amounts at the end of the estimated useful life of the assets.

Depreciation methods and useful lives are reviewed at closing and adjusted prospectively, if necessary.

5.7	Intangible assets

Intangible assets include the information systems costs of acquisition and implementation, which are measured at cost less accumulated amortization and impairments, if any.

Subsequent expenses related to information systems are only capitalized if the economic benefits of the related asset increase. All other expenses are recognized as a loss when incurred.

Information systems are amortized using the straight line method over their estimated useful life of 5 years.

Amortization methods, as well as the useful life assigned are reviewed at each closing date and adjusted prospectively, if applicable.

5.8	Goodwill

Goodwill is the difference between the total amount paid and the amount resulting from calculating the proportion of the capital acquired over the recorded net shareholders’ equity of Volkswagen Financial Services Compañía Financiera S.A., at the date of acquisition.

5.9	Other non-financial assets

a) Investment properties

Investment properties are measured at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost includes the cash purchase price and expenses directly attributable to the acquisition necessary to take the asset to the location and operate as provided for by the Board of Directors.

The Group has used the option under IFRS 1 to consider the fair value of all its investment properties items as the deemed cost as of January 1, 2017. Fair value was assessed based on the appraisal carried out by an independent professional, applying the Level 3 valuation techniques. To do so, a market approach was used.

b) Assets acquired as safeguarding of claims

Assets acquired as safeguarding of claims are measured at fair value as of the date on which the entity received ownership thereof, and any differences with the accounting balance of the related loan are recognized in results.

5.10	Non-current assets held for sale

Non-current assets are classified as held for sale if it is highly likely that they will be recovered, mainly through their sale, which is estimated to occur within the twelve months following the date of their classification as such.

These assets or this group of assets are generally measured at the lesser of their book value and their fair value less the cost of disposal.

When a property, plant, and equipment item is classified as “non-current assets held for sale”, depreciation stops.

When an investment in an associate measured applying the equity method is classified as “non-current assets held for sale”, the application of the equity method stops.

5.11	Impairment of non-financial assets

At least at each closing date, the Group assesses whether there are indications that a non-financial asset may be impaired (except deferred tax assets). If there is such an indication, the asset’s recoverable value is estimated.

For the impairment test, assets are grouped into the smallest group of assets generating inflows for their continued use that are largely independent of the cash inflows from other assets or other cash generating units (CGU). The business goodwill acquired in business combinations is distributed to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The “recoverable value” of an asset or CGU is the highest of its value in use and its fair value less the cost of disposal. The “value in use” is based on estimated cash flows, discounted at their present value using the pre-tax interest rate that reflects current market assessment of the time value of money and the risks specific to the asset or CGU.

If the accounting balance of an asset (or CGU) is higher than its recoverable value, the asset (or CGU), is considered impaired and its book value is reduced to its recoverable value and the difference is recognized in results.

Reversal of an impairment loss for goodwill is prohibited. For other assets, an impairment loss is reversed only to the extent the book value of the assets does not exceed the value they would have had if the impairment had not been recognized.

5.12	Provisions

The Group recognizes a provision if, as a result of a past event, there is a legal or implied obligation for an amount that can be reliably estimated and it is likely that an outflow of resources will be required to settle the liability.

To assess provisions, the existing risks and uncertainties were considered, taking into consideration the opinion of the Group’s external and internal legal advisors. Based on the analysis carried out, the Group recognizes a provision for the amount considered as the best estimate of the potential expense necessary to settle the present obligation at each closing date.

The provisions recognized by the Group are reviewed at each closing date and are adjusted to reflect the best estimate available.

5.13	Personnel benefits

a) Short term personnel benefits

Short term personnel benefits are recognized in results when the employee provides the related service. A provision is recognized if the Group has the legal or implied obligation, as a result of past services provided by the employee, to pay an amount that can be reliably estimated.

b) Other long term personnel benefits

The Group’s obligation in relation to long term personnel benefits is the amount of the future benefit the employees have earned in exchange for services provided during the period and prior periods. The benefit is discounted at present value. Changes in the measurement of the obligation are recognized in results.

c) Termination benefits

Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.

5.14	Capital stock

Increasing transaction costs directly attributable to the issuance of ordinary shares are recognized as a reduction of the contributions received, net of the related income tax.

5.15	Interest income and expenses

Interest income and expenses are recognized in results using the effective interest rate method. The effective interest rate method is the rate exactly discounting contractual payments and collections cash flows during the expected lifetime of the financial instrument at the book value of the financial asset or liability.

The calculation of the effective interest rate includes transaction costs, commissions and other items paid or received that are an integral part of the effective interest rate. Transaction costs include increasing costs that are directly attributable to the acquisition of a financial asset or the issuance of a financial liability.

Based on the provisions of the BCRA and until December 31, 2019, the Group globally calculates the effective interest rate for financial assets and liabilities.

Interest income and expenses presented in the consolidated Statement of income include interest on:

•	financial assets and liabilities measured at amortized cost; and

•	financial assets measured at fair value through OCI

5.16	Commission income and expenses

Commissions, fees and similar items that are part of a financial asset or liability’s effective interest rate are included in the measurement of the effective interest rate (see Note 5.15).

The rest of commission income, which include fees for services, fees for mutual investment funds management, sales commissions, fees for syndicated loan, are recognized when the related service is provided.

The Bank has a benefits program granting Latam Airlines miles to enrolled customers. Since the obligation is accrued upon each eligible transaction made by customers (when the Group has the obligation to credit the miles and pay the equivalent of consumptions for miles to the airline), and the program is fully managed by that airline, after the miles are granted the Bank has no obligation related to the exchange of the miles granted.

The rest of commission expenses are recognized in income/loss when the related service is received.

5.17	Leases

a) Contracts with a lease

Upon the commencement of the contract, the Group determines if it contains a lease, in which case lease payments shall be separated into those related with the lease and those for other items, based on relative fair values.

b) Classification of a lease

When the lease substantially transfers the risks and benefits of the property of the leased asset, it is classified as a financial lease. Otherwise, the lease is classified as an operating lease.

c) Leases where the Group is the lessee

The leased asset of an operating lease is not recognized for accounting purposes. Payments under an operating lease are recognized in income/loss by applying the straight line method in the term of the lease.

d) Leases where the Group is the lessor

The leased asset in an operating lease is classified as “Other non-financial assets” and depreciated over its estimated useful life. Collections received under an operating lease are recognized in income/loss by applying the straight line method in the term of the lease.

The leased asset in a financial lease is derecognized and a receivable is recognized for the amount of the net investment in the lease in the line “Loans and other financing”.

Collections received under a financial lease are separated into interest and the reduction of the lease’s net investment. Interest is recognized along the term of the lease applying a constant interest rate. Contingent leases are not considered in the assessment of the lease’s net investment.

5.18	Current and deferred income tax

Income tax charge for each period includes the current income tax and deferred income tax and is recognized in income/loss, except to the extent it relates to an item recognized in OCI or directly in shareholders’ equity.

a) Current taxes

Current income tax includes the income payable, or advances on the period’s tax and any adjustment to pay or collect related to previous years. The current amount of taxes payable (or to be recovered) is the best estimate of the amount that is expected to be paid (or recovered) measured at the applicable rate as of the closing date.

b) Deferred tax

Deferred income tax recognizes the tax effect of temporary differences between the accounting balances of the assets and liabilities and the related tax bases used to assess the taxable income.

A deferred tax liability is recognized for the tax effect of all taxable temporary differences.

A deferred tax asset is recognized for the tax effect of deductible temporary differences and non-prescribed tax losses, insofar as it is likely to have future tax income to be used.

Deferred tax assets and liabilities are measured at the tax rates expected to apply during the year when the liability is canceled or the asset is realized, in accordance with the laws substantially enacted as of the date of closing.

c) Income tax rate

The income tax rate is 30% for fiscal years beginning on or after January 1, 2018 until December 31, 2019 and 25% for subsequent fiscal years.

d) Uncertain tax positions

As prescribed by the accounting regulations set forth by the BCRA, which includes the provisions set forth by the regulator through Memorandum No. 6/2017, the Group recognizes a contingency provision regarding uncertain tax positions recorded as of March 31, 2018 and December 31, 2017 from the effect of applying the inflation adjustment in the assessment of income subject to tax for the assessment of the income tax debt as of December 31, 2016 and December 31, 2017 pursuant to the action seeking declaration of unconstitutionality filed for those periods on May 10, 2017 and May 10, 2018, respectively.

On April 2018, the process related to the action seeking declaration for the fiscal period 2016 was open for submitting evidence.

As a result of the assessment made and based on the opinion of the legal and tax advisors, the Entity’s Board of Directors considers it is highly likely that the Entity will obtain a favorable judgment at the last instance because if the effect of the inflation adjustment is not considered in the income tax assessment for the fiscal periods involved, the income tax rate would result in a confiscatory rate.

Therefore, the Entity considers that pursuant to IFRS, and within the framework of IFRIC 23, no debt recognition or provision is required in relation to this uncertain status, and therefore the registration of the contingency provision required by the BCRA results in a deviation from IFRS, as stated in Note 2 to these financial statements.

6.	IFRS issued but not yet in force

A series of new standards and changes to the standards in force will enter into force after January 1, 2018, with early adoption allowed.

The Group has decided not to make early adoption of these new regulations or changes to regulations in force in the preparation of these consolidated financial statements.

The Group considers the only standards which may have a potentially significant impact on the financial standing and the results of the Group is IFRS 16 - “Leases”, which will replace the current standards on leases for fiscal years beginning on or after January 1, 2019.

IFRS 16 introduces a single lease accounting model for lessors, whereby a right-of-use asset and a lease liability for the obligation of making payments for the lease are recognized. There are exemptions allowing not to recognize short-term leases and low-value leases.

IFRS 16 does not introduce any changes to the lessor’s accounting, that is to say, leases are still classified as financial or operating.

The Group is the lessor of a series of branches and offices, which is why the Group is expected to recognize new assets for the right to use such real property and the related debt for leases. The Group has not yet completed the assessment of the amounts that will be required to be recognized in the following fiscal year as a consequence of the entry into force of IFRS 16.

7.	Cash and deposits in banks

The breakdown of the item in the Consolidated Balance Sheet and the balance of Cash and cash equivalents computed for the purposes of the preparation of the Consolidated Statement of Cash Flows includes the following items:

	03.31.18	12.31.17	03.31.17	12.31.16
Cash	8,468,784	7,977,326	10,751,228	14,176,643
BCRA - Checking account	23,929,099	29,427,394	30,635,367	31,248,052
Balances in local and foreign financial entities.	4,520,048	831,222	196,697	2,740,254

TOTAL	36,917,931	38,235,942	41,583,292	48,164,949

8.	Debt securities at fair value through profit or loss

Financial assets holdings measured at fair value through profit or loss

Description	Maturity	Currency (1)	Rate	Amortization	03.31.18	12.31.17	12.31.16
Treasury Bills in USD, Maturity April 2018	04/27/2018	USD	Issue with a discount		419,679	385,645	—
Treasury Bills in USD Maturity April 2018 Argentine Bonds	04/27/2018	USD	Issue with a discount	At maturity	330,287	305,651	—
Discount in pesos under Argentine Law, Maturity 2033 (DISS)	12/31/2033	ARS	5.83% + CER	20 semianual installments	179,775	—	227,048
Argentine Treasury Bond adjusted by CER, Maturity 2021 (BONCER 2021)	07222021	ARS	2.5% + CER	At maturity	107,800	(19,415)	—
BCRA Bills	From 01/04/17 to 06/21/18	ARS	Issue with a discount	At maturity	94,926	4,251,189	1,460.628
Consolidation Bond in legal currency Sub series	O8/04/2022	ARS	BADLAR	14 quarterly installments	20,176	20,177	27.340
Argentine Treasury bonds in pesos, fixed rate, Maturity 2021 (BONTE 021)	10032021	ARS	18.20%	At maturity	798	19,776	326,596
Argentine Treasury bonds in pesos, fixed rate, Maturity 2023 (BONTE 023)	10/17/2023	ARS	16.00%	At maturity	5	398,162	193,022
Argentine Treasury Bonds in pesos, fixed rate, Maturity 2018 (BONAR 2018)	0305 2018	ARS	22.75%	At Maturity	—	—	542,000
Argentine Bond in USD 7%,Maturity 2017 (BONAR X)	03/11/2019	ARS	2.50% + BADLAR	At maturity	—	—	196,624
Argentine Bond in pesos PRIVATE BADLAR - 300 pbc., Maturity 2017 (BONAR B17)	1009 2017	ARS	3.00% + BADLAR	At maturity	—	—	129,290
Province of Buenos Aires debt security, Maturity 2018 (TDPBA28D8)	12/28/2018	ARS	3.50% + BADLAR	3 quarterly installments	—	—	100,277
Corporate Bond PAN AMERICAN ENERGY. Maturity 2020 (CB PNC80)	12/10/2020	ARS	BADLAR	At Maturity	—	—	46,672
Corporate Bond TELECOM PERSONAL S.A. Maturity 2017 (CB TLS1O)	06/10/2017	ARS	3.75% + BADLAR	At maturity	—	—	25,359
Corporate Bond AXION ENERGY ARGENTINA. Maturity 2017 (CB AXION2)	O8/15/2017	ARS	3.25% + BADLAR	At maturity	—	—
Other					9,548	433,753	376,035

					1,162,994	5,795,638	3,671,503

(1) ARS: pesos

USD US Dollars

The Bank’s holdings are primarily composed of the financial assets described below:

1) Treasury Bills issued by the Argentine Government on April 7, 2017, in US Dollars with total repayment at maturity on April 27, 2018 and interest at a discount.

2) Treasury Bills issued by the Argentine Government on April 28, 2017, in US Dollars with total repayment at maturity on April 27, 2018 and interest at a discount.

3) Discount Bonds in Argentine Pesos (DIS$): bonds in pesos issued by the Argentine Government, maturing on December 31, 2033, with repayment of capital in 20 semiannual installments beginning June 30, 2024. Each payment shall include capitalized amounts adjusted by CER, accrued before the first amortization date. Accrues interest at a fixed 5.83% annual nominal rate, payable every six months. A portion of interest accrued before December 31, 2013 was paid in cash and another portion will be capitalized. The portion of interest capitalized is added to the principal amount of the securities.

4) Argentine Treasury Bond (BONCER 2021) in pesos, adjusted by CER 2021 and full repayment upon maturity on July 22, 2021. Interest is calculated on the balances adjusted as from the date of issuance, at an annual 2.5% rate payable every six months on January 22 and July 22 of each year.

5) BCRA Bills (LEBAC): short term securities offered by the monetary authority. LEBACs are issued at discount, as a zero coupon bond, with total repayment at maturity with no interest payments.

6) Consolidation bond in local currency, 8th series (PR15) repaid in 14 quarterly consecutive installments, with the first due date on July 4, 2019. It shall accrue interest at the annual nominal rate resulting from the simple average of passive interest rate published by the BCRA of the last 20 business days preceding the 5 business days prior to the commencement of each interest period, reported through a daily inquiry to private banks for 30 to 35-day term deposits in pesos for amounts of $ 1,000,000 or more. As from the date of issuance and until April 4, 2014, inclusive, interest are capitalized quarterly and paid with the repayment installments. As from July 4, 2014, interest will be payable on a quarterly basis.

7) Argentine Treasury Bond (BONTE O21) in pesos, with full repayment upon maturity on October 3, 2021. It shall accrue interest as from the date of issuance at an annual rate of 18.20%. Interest shall be paid semiannually in arrears, with the first payment on April 3, 2017 and the last on the date of repayment. They shall be computed on the basis of a three hundred and sixty-day year comprised of twelve thirty-day months.

8) Argentine Treasury Bond (BONTE O23) in pesos, with full repayment upon maturity on October 17, 2023. It shall accrue interest as from the date of issuance at an annual rate of 16%. Interest shall be paid semiannually in arrears, with the first payment on April 17, 2017 and the last on the date of repayment. They shall be computed on the basis of a three hundred and sixty-day year comprised of twelve thirty-day months.

9.	Derivative instruments

In the ordinary course of business, the Group carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and changes in fair values were recognized in the Consolidated Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

The breakdown of the item is as follows:

Assets

	03.31.18	12.31.17	12.31.16
Debt balances linked to foreign currency forward transactions pending settlement in pesos	107,512	110,057	28,655
Debt balances linked to swaps of variable interest rate for fixed interest rate	60,802	32,688	25,068

TOTAL	168,314	142,745	53,723

Liabilities

	03.31.18	12.31.17	12.31.16
Credit balances linked to foreign currency forward transactions pending settlement in pesos	162,200	137,639	5,070
Credit balances linked to swaps of variable interest rate for fixed interest rate	83,244	92,136	53,235

TOTAL	245,444	229,775	58,305

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars (USD), as well as the base value of interest rate swaps are reported below;

	03.31.18	12.31.17	12.31.16
Foreign currency forward transactions
Foreign currency forward purchases	11,137,186	12,671,490	2,623,708
Foreign currency forward sales	12,455,906	12,592,256	3,186,904
Interest rate swap
Receives fixed delivers variable	4,826,121	4,376,498	2,251,362

10.	Repo and reverse repo transactions

The breakdown of the item is as follows:

Assets

	03.31.18	12.31.17	12.31.16
Amounts receivable for repo transactions of government securities with financial entities	482,571	603,035	82
Amounts receivable for repo transactions with the BCRA	1,917,624	1,353,992	58,240
Amounts receivable for repo transactions of government securities with non-financial institutions	4,743,906	4,372,912	—

TOTAL	7,144,101	6,329,939	58,322

(1)

For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000 with final maturity on December 28, 2018 and March 1, 2019, for 4,743,906 and 4,372,912, respectively.

Liabilities

	03.31.18	12.31.17	12.31.16
Amounts payable for repo transactions of government securities with financial institutions	579,184	285,389	937
Amounts payable for repo transactions of monetary regulation instruments with the BCRA	—	21	134,202

TOTAL	579,184	285,410	135,139

11.	Other financial assets

The breakdown of Other financial assets is as follows:

	03.31.18	12.31.17	12.31.16
Measured at amortized cost
Financial debtors for spot transactions pending settlement	4,910,246	1,431,589	—
Non-financial debtors for spot transactions pending settlement	724,237	110,454	75,025
Other receivables	792,029	783,696	629,377
Other	380,370	56,344	71,647

	6,806,882	2,382,083	776,049

Measured at fair value through profit or loss Mutual investment funds	439,058	350,754	154,850

	439,058	350,754	154,850

Allowance for loan losses	(103,067)	(101,339)	(127,729)

TOTAL	7,142,873	2,631,498	803,170

Allowance for loan losses in Other financial assets:

Changes in Allowances per instrument class	Other financial assets	Total
Balances as of January 1, 2018	101,339	101,339
Allowances set up during the period (1)	1,756	1,756
Allowances reversed for the period	(918)	(918)
Allowances used during the period	1,890	1,890

Balances as of March 31, 2018	103,067	103,067

Changes in Allowances per instrument class	Other financial assets	Total
Balances as of January 1, 2017	127,729	127,729
Allowances set up during the period (1)	65,592	65,592
Allowances reversed for the period	(572)	(572)
Allowances used during the period	(87,567)	(87,567)

Balances as of March 31, 2017	105,182	105,182

(1)	Includes exchange rate difference of 613 and (209) as of March 31, 2018 and 2017, respectively.

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.18	12.31.17	12.31.16
Financing to non-financial government sector	142	218	98,819
Financing to the BCRA	2,354	—	—
Financing to other financial institutions	4,947,081	4,649,114	2,686,109
Overdrafts	13,605,365	11,707,261	9,801,870
Discounted instruments	10,729,573	11,164,895	6,456,171
Signature documents	7381,415	7,049,131	4,348,688
Documents purchased	40,993	13,450	—
Real estate mortgage	5,881,749	4,457,821	1,917,412
Collateral Icons	4,844,257	4,539,300	2,974,398
Consumer loans	19,376,800	16,638,201	9,566,943
Credit Cards	31,874,928	30,144,824	22,625,315
Loans for the prefinancing and financing of exports	27,656,928	23,147,427	8,486,700
Receivables from financial leases	2,565,658	2,296,233	1,994,613
Loans to personnel	777,549	626,305	176,129

Other financing	12,300,358	13,947,152	9,062,725

	141,985,l50	130,381,335	80,195,892

Allowance for loan losses	(2548,322)	(2,290,430)	(1,613,650)

TOTAL	139,436,828	128,090,905	78,582,242

Allowance for loan losses for loans and other financing:

Changes in Allowances per instrument class	Loans to the financial sector	Advances	Documents	Mortgage	Pledge	Personal	Credit cards	Other	Total
Balances as of January 1, 2018	40,167	79,099	376,589	38,924	106,417	473,853	805,049	370,332	2,290,430
Allowances set up during the period (1)	29,642	12,011	51,776	14,060	7,990	132,963	240,940	58,810	548,192
Allowances reversed for the period	(41,797)	—	—	—	—	—	—	(8,894)	(50,691)
Allowances used during the period	1,198	(39,408)	(403)	—	(3,018)	(61,030)	(104,018)	(32,930)	(239,609)

Balances as of March 31, 2018	29,210	51,702	427,962	52,984	111,389	545,786	941,971	387,318	2,548,322

Changes in Allowances per instrument class	Loans to the financial sector	Advances	Documents	Mortgage	Pledge	Personal	Credit cards	Other	Total
Balances as of January 1, 2017	24,133	202,544	167,034	13,211	79,633	375,341	491,678	260,076	1,613,650
Allowances set up during the period (1)	(1,404)	121,170	24,186	326	6,984	85,847	56,909	16,236	310,254
Allowances reversed for the period	—	—	—	—	—	—	—	(653)	(653)
Allowances used during the period	3,776	(75,137)	(108)	(20)	(679)	(61,067)	(17,913)	(22,498)	(173,646)

Balances as of March 31, 2017	26,505	248,577	191,112	13,517	85,938	400,121	530,674	253,161	1,749,605

(1)	Includes exchange rate difference of 22,160 and (4,185) as of March 31, 2018 and 2017, respectively.

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below:

	03.31.18	12.31.17	12.31.16
Total Exhibit B and C	143,087,289	131,993,461	81,693,140
Plus:
Argentine Central Bank (BCRA)	2,354	—	—
Loans to personnel	777,549	626,305	176,129
Less:
Allowance for loan losses	2,548,322	2,290,430	1,613,650
Effective rate adjustments	346,423	316,269	559,071
Corporate bonds	167,927	292,352	325,925
Loan commitments	1,367,692	1,629,810	788,381

Total loans and other financing	139,436,828	128,090,905	78,582,242

Loan commitments

To meet the specific financial needs of customers, the Group’s credit policy also includes, among others, the granting of collateral, surety, warranties, letters of credit and documented credits. Although these transactions are not recognized in the Consolidated Balance Sheet, because they imply a potential liability for the Group, they expose the Group to credit risks in addition to those recognized in the Consolidated Balance Sheet and are, therefore, an integral part of the Group’s total risk.

As of March 31, 2018 and December 31, 2017 and 2016, the Group holds the following contingent transactions:

	03.31.18	12.31.17	12.31.16
Overdrafts and receivables agreed not used	582,301	772,541	176,296
Guarantees granted	415,473	398,063	264,058
Liabilities for foreign trade transactions	126,777	107,418	97,467
Discounted instruments	243,141	351,788	250,560

	1,367,692	1,629,810	788,381

Such guarantees are initially recognized at fair value of the commission received in “Other financial liabilities”.

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy mentioned in Note 42.

13.	Other Debt securities

13.1    Financial assets measured at amortized cost

They include corporate bonds for which the Group is carrying out credit recovery transactions, for an amount of 190 as of March 31, 2018 and December 31, 2017, and 243 as of December 31, 2016.

13.2    Financial assets measured at fair value through OCI

Description	Maturity	Currency(1)	Rate	Amortization	03.31.18	12.31.17	12.31.16
BCRA Bills	From 01/04/17 to 09/19/18	ARS	Issue with a discount	At maturity	11,059,861	10,559,358	5,903,518
Treasury Bills in USD. Maturity- August 2018	08/24/2018	USD	Issue with a discount	At maturity	1,094,517	—	—
Treasury Bills in USD. Maturity February 2019	02/08/2019	USD	Issue with a discount	At maturity	926,373	—	—
Treasury Bills in USD. Maturity November 2018	11/16/2018	USD	Issue with a discount	At maturity	891,217	826,467	—
Treasury Bills in USD. Maturity October 2018	10/12/2018	USD	Issue with a discount	At maturity	426,331	394,795	—
Tresury Bills in USD. Maturity May 2018	05/11/2018	USD	Issue with a discount	At maturity	295,394	275,861	—
Treasury Bills in USD. Maturity December 2018	12/14/2018	USD	Issue with a discount	At maturity	263,075	243,401	—
Treasury Bills in USD. Maturity August 2018	08/10/2018	USD	Issue with a discount	At maturity	218,923	—	—
Treasury Bills a USD. Maturity July 2018	07/27/2018	USD	Issue with a discount	At maturity	172,365	—	—
Corporate Bond YPF S.A Class XLIV (CB YPF 44)	12/10/2018	ARS	4.75%+ BADLAR	At maturity	101,001	103,340	101,929
Argentine Treason- Bond adjusted by CER Maturity 2021 (BONCER 2021)	07/22/2021	ARS	2.5%+CER	At maturity	69,300	64,598	649,721
Treasury Bills in USD. Maturity February 2018	02/23/2018	USD	Issue with a discount	At maturity	—	1,500,077	—
Secured Bond Maturity 2020 (BOGAR 2020)	10/04/2020	ARS	2%+CER	156 monthly installments	—	1,469,473	1,683,892
Treasury Bills in USD. Maturity Match 2018	03/16/2018	USD	Issue with a discount	At maturity	—	546,837	—
Treasury Bills a USD. Maturity January 2018	01/26/2018	USD	Issue with a discount	At maturity	—	258,607	—
Treasury Bills in USD. Maturity March 2017	03/20/2017	USD	Issue with a discount	At maturity	—	—	787,465
Other					61,413 15,579,770	57,250 16,300,064	48,299 9,174,824
Allowance for loan losses					(1,624)	(1,605)	(1,502)

TOTAL					15,578,146	16,298,459	9,173,322

(1)	ARS: pesos

USD: US Dollars

The Bank’s holdings are primarily composed of the financial assets described below:

1) BCRA Bills (LEBAC): short term securities offered by the monetary authority. LEBACs are issued at discount, as a zero coupon bond, with total repayment at maturity with no interest payments.

2) Treasury Bills issued by the Argentine Government on May 22, 2017, in US Dollars with total repayment at maturity on August 24, 2018 and interest at a discount.

3) Treasury Bills issued by the Argentine Government on February 5, 2018, in US Dollars with total repayment at maturity on February 8, 2019 and interest at a discount.

4) Treasury Bills issued by the Argentine Government on November 3, 2017, in US Dollars with total repayment at maturity on November 16, 2018 and interest at a discount.

5) Treasury Bills issued by the Argentine Government on July 7, 2017, in US Dollars with total repayment at maturity on October 12, 2018 and interest at a discount.

6) Treasury Bills issued by the Argentine Government on September 25, 2017, in US Dollars with total repayment at maturity on May 11, 2018 and interest at a discount.

7) Treasury Bills issued by the Argentine Government on June 26, 2017, in US Dollars with total repayment at maturity on December 14, 2018 and interest at a discount.

8) Treasury Bills issued by the Argentine Government on May 8, 2017, in US Dollars with total repayment at maturity on August 10, 2018 and interest at a discount.

9) Treasury Bills issued by the Argentine Government on January 8, 2018, in US Dollars with total repayment at maturity on July 27, 2018 and interest at a discount.

10) Private securities (Corporate Bond YPF44) issued by YPF S.A. on December 10, 2015, in pesos with total repayment at maturity on December 10, 2018. Interest are paid quarterly and calculated by determining the average of the Badlar rate plus a cut-off rate of 4.75%, with the first payment on March 10, 2016 and the last payment on the date of repayment.

11) Argentine Treasury Bond (BONCER 2021) in pesos, adjusted by CER 2021 and full repayment upon maturity on July 22, 2021. Interest is calculated on the balances adjusted as from the date of issuance, at an annual 2.5% rate payable every six months on January 22 and July 22 of each year.

Changes in Allowances per instrument class	Corporate bonds	Total
Balances as of January 1, 2018	1,605	1,605
Allowances set up during the period	19	19

Balances as of March 31, 2018	1,624	1,624

Changes in Allowances per instrument class	Corporate bonds	Total
Balances as of January 1, 2017	1,502	1,502
Allowances reversed for the period	(14)	(14)

Balances as of March 31, 2017	1,488	1,488

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of March 31, 2018, December 31, 2017 and 2016 is included below:

		03.31.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,039,886	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	517,124	476,370	12,905
Gurantee trust - Pesos	(2)	8,500	3,090	1,120
Deposits as collateral	(3)	1,715,487	1,475,728	1,120,490
For reverse repo transactions - BCRA Bills at fair value though OCI		644,258	296,630	134,027
For reverse repo transactions - Government securities at fair value through OCI		—	21,080	1,065

TOTAL		3,925,255	3,250,464	2,184,194

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward and term transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad.

15.	Income Tax:

a)	Current income tax assets

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Advances	385	9,189	1,161
Collections and withholdings	990	151	360

	1,375	9,340	1,521

b)	Current income tax liabilities

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Advances	(861,643)	(637,952)	(1,204,305)
Collections and withholdings	(9,725)	(7,579)	(4,386)
Income tax provision (1)	1,755,618	2,115,417	2,313,430

	884,250	1,469,886	1,104,739

(1)

The balance as of 03.31.18 includes a reduction by 1,021,518 for the action seeking declaration of unconstitutionality mentioned in Note 60, while, as of 12.31.17 the reduction amounts to 1,185,800 as mentioned in Note 5.18.d).

c)	Deferred income tax assets and liabilities

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

Account		Changes recognized in		As of 03.31.18
	As of 12.31.17	Consolidated statement of income	Consolidated statement of OCI	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	561,503	90,634	—	652,137	—
Provisions	467,608	25,099	—	494,878	(2,170)
Loan commissions	133,308	—	—	133,308	—
Organizational and other expenses	(215,107)	(108,003)	—	—	(323,110)
Property, plant and equipment and Miscellaneous assets	(1,336,828)	23,888	—	—	(1,312,941)
Debt securities and Investments in equity instruments	(105,934)	(33,252)	(10,441)	70	(149,697)
Derivatives	11,201	—	—	11,201	—
Other	38,590	353	—	38,943	—

Balance	(445,658)	(1,281)	(10,441)	1,330,538	(1,787,918)

Account		Changes recognized in		As of 03.31.17
	As of 12.31.16	Consolidated statement of income	Consolidated statement of OCI	Deferred tax asset	Deferred tax liabilities
Allowance for loan losses	453,640	82,116	—	535,756	—
Provisions	454,533	(18,560)	—	449,934	(13,961)
Loan commissions	245,407	(10,818)	—	245,836	(11,247)
Organizational and other expenses	(240,258)	(32,741)	—	—	(272,999)
Property, plant and equipment and Miscellaneous assets	(1,807,214)	18,566	—	—	(1,788,648)
Debt securities and Investments in equity instruments	431	9,479	—	46,694	(36,784)
Derivatives	11,943	(12,570)	—	423	(1,050)
Other	31,498	5,356	—	36,851	—

Balance	(850,022)	40,829	—	1,315,493	(2,124,689)

Breakdown of income tax charges:

	03.31.18	03.31.17
Current tax	661,443	284,714
Deferred tax	1,281	(40,829)

Income tax charges	662,724	243,885

The reconciliation of effective tax rate is disclosed below:

	03.31.18	03.31.17
Income/(loss) before income tax	2,228,868	807,432
Income tax rate	30%	35%

Tax on taxable income	668,660	282,601
Permanent differences:
Income not subject to income tax	(20,705)	(30,223)
Expenses not deductible from income tax	26,455	5,253
Other	(11,686)	(13,746)

Income tax charges	662,724	243,885

On December 28, 2017, Law No. 27,430 was enacted through Decree No. 1112/2017 issued by the Argentine Executive, which established changes to the tax regime and set a gradual reduction of the income tax rate, which shall be 30% for fiscal years beginning on or after January 1, 2018 and up to December 31, 2019, while the rate shall be 25% for fiscal years beginning on or after 2020. This scenario has been considered to calculate the deferred tax as of December 31, 2017.

•	Income tax– Tax inflation adjustment for fiscal years 2016 and 2017

On May 10, 2017 and May 10, 2018, and based on related case law, the Entity approved the filing of an action seeking declaration of unconstitutionality of Section 39 of Law 24,073, Section 4 of Law 25,561, Section 5 of Decree No. 214/02 issued by the Argentine Executive and any other regulation voiding the inflation adjustment mechanism provided for under Law 20,628, as amended, due to the confiscatory effect in the specific case, for fiscal years 2016 and 2017. Consequently, the Entity submitted its Income

Tax Returns for fiscal years 2016 and 2017 taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2016 of 1,185,800 while for the fiscal year ended December 31, 2017 the Income Tax adjustment amounted to 1,021,518.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without passing judgment on the decisions adopted by the corporate bodies or the right of the Entity regarding the suit filed, in its capacity as issuer of accounting standards, requested the Entity to record a contingency provision in the applicable item in “Liabilities” in the amount of earnings recorded, because it considers that “a new assessment of income tax applying the inflation adjustment is not contemplated in the regulation issued by the BCRA”.

In response to this Memorandum, the Entity submitted the related statement and ratified its position and provided the background of the accounting registration made. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account in liabilities and in “Other operating expenses” in the Statement of Income, specifically pursuant to the accounting standard prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is more likely for the Entity to obtain a favorable judgment in the last instance supporting the idea that this period’s income tax shall be assessed including the inflation tax adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2017 and 2016.

Therefore, the recording of the contingency provision requested by the BCRA results in a deviation from IFRS, as stated in Note 2.

•	Income tax – requests for recovery for fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, which resulted in an amount higher than the tax paid, by 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated in the previous section, on November 19, 2015, the refund administrative claim was filed for periods 2013 and 2014, and the related complaint was filed on September 23, 2016 for both periods, given that there was no response from the administration.

In turn, on April 4, 2017, a refund was requested for the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related complaint was filed for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims filed.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Mercado de Valores de Buenos Aires S.A.	40,296	35,417	66,400
BYMA-Bolsas y Mercados Argentinos S.A.	99,412	85,000	—
Banco Latinoamericano de Exportacioon S.A.	5,070	4,725	3,989
Other	478	2,145	419

TOTAL	145,256	127,287	70,808

17.	Investments in Associates

The Group has investments in the following entities over which it has a significant influence and, therefore, measures those investments by applying the equity method:

	03.31.18	12.31.17	12.31.16
PSA Finance Arg. Cía. Financiera S.A.	357,824	344,710	369,977
Rombo Cía. Financiera S.A.	395,965	393,953	349,027
BBVA Consolidar Seguros S.A.	147,848	131,334	109,399
Interbanking S.A.	18,799	18,798	10,581
Prisma Medios de Pago S.A. (1)	—	—	105,185
Other	763	644	521

TOTAL	921,199	889,436	944,690

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

18.	Property, plant and equipment

Below are the changes in the item:

Account	Original value as of 12.31.17	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of 03.31.18
					Accumulated as of 12.31.17	Derecognition	For the period	Accumulated at closing
Real estate	7,567,179	50	10,514	547,279	407,129	75,724	31,149	362,554	6,667,860
Furniture and Facilities	1,495,549	10	49,044	4,003	332,144	3,989	38,354	366,509	1,174,081
Machinery and equipment	1,127,040	3 - 5	121,360	10,222	392,162	10,222	97,587	479,527	758,651
Automobiles	22,019	5	1,474	626	10,806	—	926	11,732	11,135
Construction in progress	350,316	—	71,017	8,649	—	—	—	—	412,684

Total	10,562,103		253,409	570,779	1,142,241	89,935	168,016	1,220,322	9,024,411

Account	Original value as of 12.31.16	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of 03.31.17
					Accumulated as of 12.31.16	Derecognition	For the period	Accumulated at closing
Real estate	7,352,770	50	97,113	—	306,993	—	16,154	323,147	7,126,736
Furniture and Facilities	794,274	10	54,421	3,525	222,397	3,526	20,932	239,803	605,367
Machinery and equipment	694,206	3 - 5	60,425	15,258	232,785	15,258	59,148	276,675	462,698
Automobiles	19,102	5	856	193	7,874	10	783	8,647	11,118
Construction in progress	141,101	—	41,965	36,799	—	—	—	—	146,267

Total	9,001,453		254,780	55,775	770,049	18,794	97,017	848,272	8,352,186

As mentioned in Note 5.6, the Group considers the fair value of all its real property as the deemed cost, based on their fair values as of January 1, 2017.

The assessment of fair value was carried out by Favereau S.A. Tasaciones, an independent expert.

The valuation was carried out by applying the Costs Approach and the Sales Comparison Approach. It was possible to apply the Sales Comparison method because there are comparable units with a level of prices known in the market. When the characteristics so allowed, the values obtained using the Costs Method considering the Sales Comparison Method were confirmed. The Sales Comparison Approach assumes a well-informed buyer will not pay for an asset more than the purchase price for another similar asset. It provides an indication of value comparing the asset to other similar assets that have been sold or are for sale. Analyzes recent sales (or offers) of similar assets (Comparables) to indicate the value of the asset; if there are no comparables identical to the analyzed asset, the sale prices for comparables are adjusted to match the characteristics of the asset under analysis.

Significant inputs used, detailed by area and their relation to fair value are disclosed below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires, Córdoba and Santa Fe	Rest of the country

Price per square meter	The higher the price per square meter, the higher the fair value	$18,452 to $145,631	$17,699 to $89,655	$4,800 to $57,143

Age and preservation status	The higher the age, the less the fair value.	From 1930 to 2017	From 1920 to 2010	From 1935 to 2016

	The better the preservation status, the higher the fair value	Status: Good to Medium	Status: Good to Very good	Status: Good to Very good

19.	Intangible Assets

Below are the changes in the item:

Account	Original value as of 12.31.17	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of 03.31.18
					Accumulated as of 12.31.17	Derecognition	For the period	Accumulated at closing
Licenses	829,041	1 - 5	43,208	20,406	396,397	20,406	30,384	406,375	445,468
Other	3,476	—	—	—	—	—	—	—	3,476

Total	832,517		43,208	20,406	396,397	20,406	30,384	406,375	448,944

Account	Original value as of 12.31.16	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of 03.31.17
					Accumulated as of 12.31.16	Derecognition	For the period	Accumulated at closing
Licenses	472,162	1 - 5	40,544	18,480	160,001	18,480	24,827	166,348	327,878
Other	3,476	—	—	—	—	—	—	—	3,476

Total	475,638		40,544	18,480	160,001	18,480	24,827	166,348	331,354

20.	Other non-financial assets

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Investment properties	102,098	102,720	105,106
Tax advances	278,215	66,230	65,130
Advance payment	641,599	764,223	447,881
Advances to suppliers of goods	216,468	266,649	475,767
Other miscellaneous assets	160,943	197,207	210,304
Advances to personnel	6,605	45,316	118,544
Property taken as security for loans	1,050	1,066	1,831
Other	50,401	86,849	44,357

TOTAL	1,457,379	1,530,260	1,468,920

Below are the changes in investment properties:

	03.31.2018	03.31.2017
Balance at the beginning of the year	102,720	105,106
Additions	—	85
Depreciation for the period	(622)	(618)

Balance at the closing of the period	102,098	104,573

As mentioned in Note 5.9, the Group considers the fair value of all its real property as the deemed cost, based on their fair values as of January 1, 2017.

The assessment of fair value was carried out by Favereau S.A. Tasaciones, an independent expert

The valuation was carried out by applying the Costs Approach and the Sales Comparison Approach. It was possible to apply the Sales Comparison method because there are comparable units with a level of prices known in the market. When the characteristics so allowed, the values obtained using the Costs Method considering the Sales Comparison Method were confirmed. The Sales Comparison Approach assumes a well-informed buyer will not pay for an asset more than the purchase price for another similar asset. It provides an indication of value comparing the asset to other similar assets that have been sold or are for sale.

Analyzes recent sales (or offers) of similar assets (Comparables) to indicate the value of the asset; if there are no comparables identical to the analyzed asset, the sale prices for comparables are adjusted to match the characteristics of the asset under analysis.

Significant inputs used, detailed by area and their relation to fair value are disclosed below:

Main calculation variables, unobservable	Interrelation between the main variables and fair value	City of Buenos Aires	Provinces of Buenos Aires, Córdoba and Santa Fe	Rest of the country

Price per square meter	The higher the price per square meter, the higher the fair value	$8,367 to $46,581	$10,985 to $20,175	$8,830 to $14,047

Age and preservation status	The higher the age, the less the fair value.	From 1900 to 1990	From 1973 to 1984	From 1970 to 1984

	The better the preservation status, the higher the fair value	Status: Good to Fair	Status: Good to Fair	Status: Good to Fair

21.	Non-current assets held for sale

On February 27, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in the City of Buenos Aires. Therefore, these assets, the value of which, as of March 31, 2018 amounts to 471,556, were classified as “Non-current assets held for sale”, after the efforts to sell that group of assets began. The Board of Directors expects the sale to take place during the year 2018.

Furthermore, during November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, for an amount of 270,284 as of March 31, 2018 and 196,379 as of December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

22.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Non-financial government sector	1,252,061	1,042,016	2,640,909
Financial sector	102,883	166,970	222,974
Non-financial private sector and residents abroad	158,597,739	152,725,685	111,746,413
Checking accounts	23,682,353	24,275,831	19,879,927
Savings accounts	78,651,990	79,047,758	42,591,155
Term deposits	51,945,470	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,317,926	4,576,663	13,442,535

TOTAL	159,952,683	153,934,671	114,610,296

23.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

	03.31.18	12.31.17	12.31.16
Creditors for spot transactions pending settlement	5,233,947	2,089,348	189,883
Obligations for financing of purchases	7,326,792	7,644,011	4,796,098
Accrued compassions payable	11,639	16,321	16,274
Collections and other transactions on behalf of third parties	1,405,251	1,613,752	1,570,768
Interest accrued payable	32,341	20,915	7,881
Other	2,488,009	2,621,806	1,201,761

TOTAL	16,497,979	14,006,153	7,785,665

24.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions are measured at amortized cost and the breakdown is as follows:

	03.31.18	12.31.17	12.31.16
Financing received from local financial institutions	297,275	383,311	36,837
Financing received from the BCRA	7,783	8,482	31,970
Financing received from foreign financial institutions	524,516	295,702	636,153

TOTAL	829,574	687,495	704,960

25.	Corporate bonds issued

Below is a detail of corporate bonds in force as of March 31, 2018, as of December 31, 2017 and 2016:

Detail	Issue date	Nominal Value (in thousands of pesos)	Maturity	Rate	Payment of interest	Residual value as of 03.31.18	Residual value as of 12.31.17	Residual value as of 12.31.16
Class 9	2/11/2014	145,116	2/11/2017	Badlar Private + 4.70% annual nominal	Quarterly	—	—	145,116
Class 11	7/18/2014	165,900	7/18/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	165,900
Class 13	11/13/2014	107,500	11/13/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	107,500
Class 16	7/30/2015	204,375	7/30/2017	Badlar Private + 3.75% annual nominal	Quarterly	—	—	204,375
Class 17	12/28/2015	199,722	6/28/2017	Badlar Private + 3.50% annual nominal	Quarterly	—	—	189,750
Class 18	12/28/2015	152,500	12/28/2018	Badlar Private + 4.08% annual nominal	Quarterly	152,500	152,500	152,500
Class 19	8/8/2016	207,500	2/8/2018	Badlar Private + 2.40% annual nominal	Quarterly	—	207,500	205,500
Class 20	8/8/2016	292,500	8/8/2019	Badlar Private + 3.23% annual nominal	Quarterly	292,500	290,500	292,500
Class 21	11/18/2016	90,000	5/18/2018	Badlar Private + 2.75% annual nominal	Quarterly	90,000	90,000	90,000
Class 22	11/18/2016	181,053	11/18/2019	Badlar Private + 3.50% annual nominal	Quarterly	181,053	180,053	181,053
Class 23	12/27/2017	553,125	12/27/2019	TM20 (*)+ 3.20% annual nominal	Quarterly	553,125	553,125	—
Class 24	12/27/2017	546,500	12/27/2020	Badlar Private + 4.25% annual nominal	Quarterly	546,500	546,500	—
				Total Capital		1,815,678	2,020,178	1,734,194
				Interest accrued		23,506	32,312	52,091

				Total capital and interest accrued		1,839,184	2,052,490	1,786,285

(*)	The TM20 rate is the single arithmetic mean of interest rates for term deposits of twenty million pesos or more and thirty to thirty five day terms.

26.	Provisions

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of accounting provisions are included in Exhibit J; however, below is a brief description:

•

Re-assessment of Income Tax due to the application of the inflation adjustment: reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, because it was considered that the re-assessment made for that tax for the application of the inflation adjustment is not contemplated in the regulations in force. The Bank has replied to the memorandum issued by the BCRA, with evidence of the validity of the accounting registration timely made and has requested that it be reviewed. Notwithstanding the foregoing, the requested allowance was set up.

•

Occasional commitments: reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused balances of checking account advances granted, collateral, sureties and other occasional commitments in favor of third parties per customers account, their economic and financial standing and the counter guarantees supporting those transactions.

•

Administrative, disciplinary and criminal penalties: administrative penalties initiated by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the proceedings regarding penalties.

•

Benefits plans defined after employment: reflects the coverage of the cost of prepaid medical plan service installments (total or partial) for a group of terminated employees of the Bank for a certain period after their termination.

•

Other: reflects the estimated amounts to pay tax claims for a total of 50,064, labor-related claims for a total of 186,985, commercial claims for a total of 749,923 and miscellaneous demands for a total of 20,295.

The expected terms to settle these obligations are as follows:

Provisions	Within 12 months	After 12 months
For reassessment of income tax due to inflation adjustment	—	2,207,318
For contingent commitments	1,136	—
For administrative, disciplinary and criminal penalties	—	5,000
For post-employment defined benefits plans	25,137	23,036
Other	471,763	535,504

In the opinion of the Entity’s Board of Directors and its legal advisors, there are no other significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

27.	Other non-financial liabilities

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Short term personnel benefits	1,484,902	1,737,009	1,356,494
Long term personnel benefits	137,389	137,389	109,240
Other collections and withholdings	1,343,616	1,504,774	1321,518
Social security payment order s pending settlement	216,568	20,045	14,945
Advance collections	1,139,869	1,111,041	969,780
Miscellaneous creditors	2,412,921	2311,855	1,300,765
For contract liabilities	219,719	212,022	158,152
Other taxes payable	498,638	474,447	348,957
Other	38,627	32,695	42,383

TOTAL	7,492,249	7,741,277	5,622,234

28.	Capital Stock

The breakdown of the item is as follows:

Shares				Capital stock
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Ordinary	612,659,638	1	1	612,615	45	612,660

(1)	Registered with the Public Registry of Commerce.

BBVA Banco Francés S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The liability of its shareholders is limited to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

The Shareholders’ Meeting held on June 13, 2017 approved the increase in capital stock by up to $ 145,000,000 in par value through the issuance of 145,000,000 new ordinary book-entry shares entitled to one vote and with a nominal value of $ 1 per share, granting the Board of Directors the necessary authority to implement that capital increase and determine the issuance conditions.

On July 18, 2017, the issuance of 66,000,000 ordinary book-entry shares was approved, with a nominal value of $ 1 each, with a subscription price of USD 5.28 per share and USD 15.85 per each American Depositary Share (ADS), at the reference exchange rate published by the BCRA as of that date ($ 17.0267) for the purposes of paying the shares in pesos. On July 24, 2017, the shares subscribed for were paid in.

Pursuant to the terms of the Shares Subscription Agreement, on July 26, 2017 International Underwriters opted to acquire 9,781,788 new shares (equivalent to 3,260,596 ADS) at the same issue price. On July 31, 2017 those shares were paid in, using the spot exchange rate stated.

The Entity applied the funds obtained from the global offer and the exercise of preemptive subscription rights to continue with its growth strategy in the Argentine financial system.

29.	Interest income

	03.31.18	03.31.17
Interest on loans to the financial sector	246,176	139,247
Interest from overdrafts	917,500	769,018
Interest from documented instruments	865,226	463,665
Interest from real estate mortgage	142,561	87,054
Interest from collateral loans	316,562	195,269
Interest from credit card loans	1,671,465	1,465,047
Interest from financial leases	124,947	97,430
Interest from consumer loans	1,355,898	822,971
Interest from other loans	651,892	448,378
Primes for repo transactions	109,473	132,746
Interest for government securities	954,233	480,943
Income from private securities	43,010	20,030
Interest from loans for the prefinancing and financing of exports	174,907	72,255
Stabilization Coefficient (CER) clause adjustment	44,416	95,932
Acquisition Value Unit (UYA) clause adjustments	287,997	4,353
Other financial income	7,772	1,852

TOTAL	7,914,035	5,296,190

30.	Interest expenses

	03.31.18	03.31.17
Interest for checking accounts deposits	288,583	14,811
Interest for savings accounts deposits	10,820	7,760
Interest for fixed-term deposits	2,074,916	1,533,688
Interest for inter financial loans received	16,893	8,873
Interest for other liabilities from financial transactions	233,765	120,992
Premium for reverse repo transactions	25,416	22,438
Other interest	40	629
Acquisition Value Unit (UVA) clause adjustments	158,404	1,915

TOTAL	2,808,837	1,711,106

31.	Commission income

	03.31.18	03.31.17
Commissions linked to liabilities	1,241,128	842,305
Commissions linked to loans	684,183	586,296
Commissions linked to securities	30,186	16,166
Commissions from guarantees granted	1,154	506
Commissions from foreign and exchange transactions	77,890	61,978

TOTAL	2,034,541	1,507,251

32.	Commission expenses

	03.31.18	03.31.17
Commissions for credit and debit cards	561,809	378,058
Latam Pass Commissions	422,974	312,438
Commissions linked to transactions with securities	291	147
Commissions for foreign trade transactions	24,530	16,680
Other commission expenses	345,218	244,919

TOTAL	1,354,822	952,242

33.	Net income from measurement of financial instruments at fair value through profit or loss

	03.31.18	03.31.17
Income from foreign currency forward transactions	39,614	(16,188)
Income from government securities	186,284	81,623
Income from corporate bonds	7,830	12,874
Income from private securities	73,800	24
Income from interest rate swaps	1,649	52,334
Other	(1)	(1)

TOTAL	309,176	130,666

34.	Net income from write-down of assets at amortized cost

	03.31.18	03.31.17
Income from sale or derecognition of government securities	2,306	—
Expenses for sale or derecognition of government securities	(939)	—

TOTAL	1,367	—

35.	Gold and foreign currency exchange differences

	03.31.18	03.31.17
Conversion of assets and liabilities in foreign currency into pesos	162,961	(75,646)
Income from purchase-sale of currency	532,289	381,541

TOTAL	695,250	305,895

36.	Other operating income

	03.31.18	03.31.17
Rental of safe deposit boxes	100,082	74,202
Adjustments and interest on miscellaneous receivables	61,240	29,026
Punitive interest	12,296	8,526
Loans recovered	62,186	50,626
Allowances reversed	51,609	4,068
Commissions for the hiring of insurance	167,493	164,410
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2016	1,021,518	1,185,800
Other operating income	266,184	289,966

TOTAL	1,742,608	1,806,624

37.	Personnel benefits

	03.31.18	03.31.17
Salaries and wages	1,192,494	962,273
Social security charges on compensations	357,813	260,288
Personnel compensation and benefits	118,941	85,638
Personnel services	38,156	34,922
Other short term personnel benefits	249,785	216,166

TOTAL	1,957,189	1,559,287

38.	Administrative expenses

	03.31.18	03.31.17
Entertainment and travel expenses	20,266	17,340
Administrative services hired	111,278	79,266
Security services	77,006	71,101
Fees to bank Directors and Supervisory Committee	3,593	2,820
Other fees	56,443	40,677
Insurance	15,834	15,544
Rent	151,107	111,547
Stationery and supplies	9,257	10,768
Electricity and communications	64,192	51,758
Advertising and publicity	112,503	82,019
Taxes	380,433	277,646
Maintenance preservation and repairs expenses	159,145	133,842
Transportation of values	163,315	164,899
Other administrative expenses	183,820	171,782

TOTAL	1,508,192	1,231,009

39.	Depreciation of assets

	03.31.18	03.31.17
Depreciation of premises and equipment	168,016	97,017
Amortization of intangible assets	30,384	24,827
Depreciation of other assets	642	624

TOTAL	199,042	122,468

40.	Other operating expenses

	03.31.18	03.31.17
Contributions to the Deposits Guarantee Fund (Note 52)	65,805	48,770
Turnover tax	725,069	517,734
Charge for other allowances	1,147,904	1,211,084
Losses	58,052	11,858
Other operating expenses	156,880	566,266

TOTAL	2,153,710	2,355,712

41.	Capital management and corporate governance transparency policy

I.	Board of Directors

According to BBVA Banco Francés S.A.’s bylaws, the Entity shall be managed by a Board of Directors composed of a minimum of three and a maximum of nine directors, as set forth by the Ordinary General Shareholders’ Meeting at each time, for a term of three years, with the option for reelection (the “Board of Directors”). The Shareholders’ Meeting may also appoint an equal or lower number of alternate directors. The Board of Directors shall meet at least once a month.

The composition of the Board of Directors shall be previously submitted to evaluation by the Appointments and Remunerations Committee.

Below is a list of the members of our Board of Directors, their current position in the Entity and their business experience.

Name	Position	Background and work history
Jorge Carlos Bledel	Chairman

Business experience: Regular Director, Rombo Compañía Financiera S.A.; Regular Director, RPBC GAS S.A.; Regular Director, Distrilec Inversora S.A.; Regular Director, Credilogros Compañía Financiera S.A.; Credit Manager, Banco del Interior y Buenos Aires; Business Manager, Corporación Metropolitana de Finanzas; Financial Manager, BBVA Francés; Wholesale Banking Director, BBVA Francés; Retail Banking Director, BBVA Francés; Regular Director, Central Puerto S.A.; Vice-President, RPM Gas S.A.; Alternate Director, RPU Agropecuaria S.A.; Regular Director, RPE Distribución S.A.; Vice-President, PB Distribución S.A.; Regular Director, Hidro Distribución.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Name	Position	Background and work history

Alfredo Castillo Triguero	Vice-Chairman 1

Business experience: General Risk Manager and General Director of Audit, BBVA Bancomer; Executive Vice President Financial Area, BBVA Banco Provincial de Venezuela; Member of the Boards of Directors of several companies, Grupo Financiero BBVA Bancomer and BBVA Colombia; Executive Vice President Financial Area, BBVA Banco Ganadero de Colombia.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Juan Manuel Ballesteros Castellano	Vice-Chairman 2

Business experience: Organization Director, Banco Bilbao Vizcaya Argentaria; HR Director, Banco Bilbao Vizcaya Argentaria.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Oscar Miguel Castro	Regular Director

Business experience: Regular Director at Molino Agro; Regular Director at Volkswagen Financial Services Compañía Financiera S.A.; International Partner at Arthur Andersen, Pistrelli Diaz y Asociados for 20 years, Partner in charge of the Financial Services division for Argentina and Latin America and member of the Executive Committee for Financial Services at Arthur Andersen at a global level; Regular Director at Zurich Argentina Compañía de Seguros S.A. and Zurich Argentina Compañía de Reaseguros S.A.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gabriel Eugenio Milstein	Regular Director

Business experience: Regular Director, PSA Finance Argentina Compañía Financiera S.A.; Regular Director, Rombo Compañía Financiera S.A.; Alternate Director, Volkswagen Financial Services Compañía Financiera S.A.; member of Banco Frances foundation; Director of Media and Director of Human Resources and Services, BBVA Francés.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Jorge Delfín Luna	Regular Director

Business experience: Regular Director at BBVA Francés Valores S.A.; Regular Director, Rombo Compañía Financiera S.A.; Regular Director at PSA Finance Argentina Compañía Financiera S.A.; Vice-Chairman of the Board of Directors of Fundación Banco Francés S.A.; Commercial Banking Director at BBVA Francés; Member of the Management Committee at BBVA Banco Francés S.A.; Regional Manager, Citibank; Regional Manager, Ex Banco Crédito Argentino; General Manager, Easy Bank; General Manager and Vice-Chairman at BBVA Uruguay; Enterprise and Foreign Trade Banking Director; BBVA Francés; Business Director, BBVA Francés.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

Name	Position	Background and work history

Javier Pérez Cardete	Alternate Director

Business experience: Regional Director South and East, Banco Bilbao Vizcaya Argentaria; Territorial Director, Banco Bilbao Vizcaya Argentaria; Risks Manager in Valencia.

Independent director under the terms of General Resolution No. 622/13 (as per its new wording dating back to 2013).

Gustavo Alberto Mazzolini Casas	Alternate Director

Business experience: Director of Financial Institutions, Ernst & Young; Financial Director, Corp Banca Argentina; Financial Planning Director, Credilogros Compañía Financiera; Head of Countries II - Financial Directors Coordination Latam, Banca América; Head of Financial Directors Coordination Department Latam, Banca América; Financial Director, Banco Provincial; Director of Strategy and Finance Lobs and AdS, Grupo BBVA; Financial Staff Country Monitoring, Grupo BBVA; CFO AdS, Grupo BBVA.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

Adriana María Fernández de Melero	Alternate Director

Business experience: Structures and Productivity Manager, BBVA Francés; Human Resources Development and Planning Manager, Banco Crédito Argentino; Human Resources Administration Manager, BBVA Francés; Organization and Productivity Manager, BBVA Francés; Business and Channels Development Manager, BBVA Francés; Director of Corporate Development and Transformation, BBVA Francés; Member of the Management Committee, BBVA Francés; Advisor for the Chairman and the Board of Directors, Banco Provincia de Buenos Aires.

Not an independent director pursuant to General Resolution No. 622/13 (as per its new wording dating back to 2013).

II.	Senior Management

Senior Management is made up by the General Manager and by those executive officers who have decision-making powers and who report directly to the General Manager, or the Chairman of the Board of Directors.

The officers in Senior Management positions must have the skills and experience required by the financial industry to run the business with which they are entrusted and to oversee as appropriate the personnel in the various areas.

III.	Management Committee - Members

The main members of Senior Management make up the Management Committee. The Committee is chaired by the General Manager who shall be replaced, in case of absence or disability, by the Director of the Financial and Planning Area.

Prospective management committee members shall first be evaluated by the Nominations and Remunerations Committee for subsequent consideration by the Board.

Powers

The Management Committee shall have the following powers, and, when appropriate, it shall be required to submit matters to consideration by the Board for final decision.

•	Implement the strategies and policies approved by the Board.

•	Evaluate and propose business and investment strategies and general risk policies. For such purpose, it shall annually approve the Business Plan and the Financial Program

•	Develop the processes necessary to identify, assess, monitor and mitigate the risks to which the Bank is exposed.

•

Implement appropriate internal control systems and monitor their effectiveness, periodically reporting to the Board on the attainment of objectives. To do so, the Internal Control and Operational Risk Reports shall be approved.

•	Establish business synergies with the remaining Group companies.

•	Analyze and propose the year’s comprehensive budget, monitor evolution and determine any corrective actions as called for by internal and market variables.

•	Propose the delegation of powers to the Bank’s officers. Supervise the managers in the various areas to make sure that they comply with the policies and procedures set forth by the Board.

•	Evaluate and propose Entity-wide policies, strategies and guidelines and then oversee and follow up on model implementation

Below is a detail of the members of the Management Committee, as well as their business background. The main executives are appointed for an indefinite term.

Martín Ezequiel Zarich	General Manager

Business experience: Alternate Director, BBVA Banco Francés S.A.; Regular Director, BBVA Consolidar Seguros SA.; Regular Director, BBVA Francés Valores S.A., Member of the Board of Directors, Fundación Banco Francés; Innovation and Development Director, BBVA Francés; Director of Mergers, BBVA Francés; Planning Director, BBVA Francés; Financial Director, BBVA Francés; Retail Banking Director, BBVA Francés; Director, Credilogros; Director, BBVA Francés Uruguay.; Deputy Managing Director, Commercial Development, BBVA Group; Deputy Managing Director, Business Development, BBVA Group; Economist, Banco de Crédito Argentino; Management and Budget Control Manager, Banco de Crédito Argentino; Planning, Management Control and Economics Director, Banco de Crédito Argentino.

Ernesto R. Gallardo Jimenez	Director of Finance and Planning

Business experience: Director of Financial Management, BBVA Bancomer; Director, COAP América; Global Director of Fixed Income for Assets Management Companies, Banco Santander; Fixed Income and Arbitrations Director, Société Générale; Derivatives Director, Capital Markets Sociedad de Valores y Bolsa.

Jorge Alberto Bledel	Business Development Director

Business experience: Innovation and Business Model Manager, BBVA Francés, Manager of Business Investment Products, Insurance and Capital Services, BBVA Francés; Head Portfolio Manager, BBVA Francés; Portfolio Manager, BBVA Francés; Wholesale Banking Analyst and Personal Banking Officer, BBVA Francés.

Gustavo Osvaldo Fernández	Talent and Culture Director

Business experience: Director of Technology and Operations, BBVA; Coordinator, Systems & Organizations, Banca Nazionale del Lavoro; Systems Coordinator, Banco Galicia; System Organization and Development Manager, Banco de Crédito Argentino; Design and Development Manager, BBVA Francés; Media Director, BBVA Francés; Director of Design and Development for the Americas, BBVA; Business Partner for the Americas, BBVA.

Carlos Elizalde	Corporate & Investment Banking Director

Business experience: Regional Director for Global Transaction Banking LATAM, BBVA; General Manager, AL-Rajhi Bank; Independent Advisor, Riyadh/ Buenos Aires; General Director, Citigroup Miami; Regional Head for Latin America, Citigroup Miami; Head of Regional Sales, Citigroup Buenos Aires.

Gustavo Siciliano	Systems and Operations Director

Business experience: Director of Design and Development - Technology and Operations, BBVA; Information Technology – Media Manager, BBVA; Media Director, BBVA Uruguay; Media Planning and Information Security Manager, BBVA Francés; Media Information Security Manager, Banco de Crédito Argentino.

Gerardo Fiandrino	Risks Director

Business experience: Retail Banking Director for South America, BBVA; Wholesale Banking Director for South America, BBVA; Retail Risk Manager, BBVA Francés; Wholesale and Enterprise Risk Manager, BBVA Francés; Admission and Follow-up Manager, BBVA Francés; Monitoring and Operation Risk Manager, BBVA Francés; Director, Rombo Compañía Financiera S.A.; Director, PSA Finance Argentina Compañía Financiera S.A.; Portfolio Monitoring Manager, Banco de Crédito Argentino. Investment Banking Senior Officer, Banco de Crédito Argentino.

Gustavo Alonso	Commercial Director

Business experience: Retail Product Manager, BBVA Francés; Manager of Payment and Commercial Services and Retail, BBVA Francés; Manager of Strategic Alliances and Products, BBVA Francés; Marketing Manager, BBVA Francés; Commercial Banking Advisor Manager, BBVA Francés; Area Manager, BBVA Francés; Branch Manager at Pilar, San Nicolás and Rosario, BBVA Francés.

Eduardo González Correas	Director of Legal Services

Business experience: Legal Manager of Banking Business and Corporate & Investment Banking, BBVA Francés; Deputy Legal Manager of Corporate & Investment Banking, BBVA Francés; Lawyer at the Legal Sub-Management of Corporate & Investment Banking, BBVA Francés; Lawyer at Allende & Brea Law Firm; Lawyer at Pérez Alati, Grondona, Benites, Arntsen & Martinez de Hoz (Jr.) Law Firm.

IV.	Basic ownership structure of BBVA Banco Francés S.A.

The following table sets forth certain information regarding the beneficial ownership of the Entity’s ordinary shares as of March 31, 2018, by each person who, to our knowledge, owns more than 5% of our ordinary shares. These persons do not have different voting rights.

	Holding of ordinary shares as of March 31, 2018
Holder of shares	Quantity	Class percentage
Banco Bilbao Vizcaya Argentaria S.A.	244,870,968	39.97
BBV América S.L. (1)	160,060,144	26.13
The Bank of New York Mellon (2)	124,833,651	20.38
ANSeS (Argentine Social Security Administration)	42,439,494	6.93

(1)	BBV América S.L. is controlled by BBVA. Direct holder of 26.13 % of BBVA Francés’ share capital.
(2)	As agent holder of ADSs.

V.	Organizational structure

General Organizational Structure

VI.	Committees of the Board of Directors

a)	Audit Committee - Law 26,831 (CNV / S.E.C.)

The Audit Committee (C.N.V./S.E.C.) of BBVA Banco Francés is a collegiate body composed mostly of independent directors according to the criteria established in the regulations of the CNV, with authority to assist the Board in evaluating the role and independence of the External Auditor and the exercise of the function of internal control of the Bank. The Audit Committee has internal rules and regulations in place that govern its purpose, organization and functions and that were approved at the General Ordinary and Special Shareholder’s meeting held on April 22, 2004. The Audit Committee also has a Recording Secretary who also serves as Board of Director’s Secretary.

The Audit Committee is comprised by three (3) regular members of the Board of Directors to be appointed by the board by a simple majority of votes. The Board may also appoint an Alternate Member.

In the first meeting held following its designation, the Committee shall appoint a Chairman who shall call for, set the agenda of, and preside over the meetings.

The directors comprising the Audit Committee shall have knowledge on business, financial or accounting issues.

Upon resignation, removal, death or incapacity of any member of the Audit Committee, the designated Alternate Member shall replace the outgoing regular member until the following Annual Ordinary Shareholders’ Meeting. The alternate member shall also have knowledge on business, financial or accounting issues and its incorporation shall not affect the majority of independent members that shall comprise the Audit Committee. The Audit Committee also meets the specifications of the Sarbanes Oxley Act.

Its main functions are:

•	Give an opinion on the Board of Director’s proposal for the designation of the external auditors to be retained by the company and watch for their independence status and transparency;

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Oversee the operation of the internal control system and the accounting and administration system, including the reliability of the latter, as well as all financial reporting and information on other significant events to be filed with the CNV and the self-regulated entities, in compliance with the applicable disclosure requirements;

•	Oversee the application of disclosure policies on the company’s risk management;

•	Provide the market with complete information on operations that entail a conflict of interest with members of the corporate bodies or controlling shareholders;

•	Give an opinion on the fairness of the compensation and stock option plans for the company’s directors and managers proposed by the Board of Directors;

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Give an opinion on the company’s compliance with legal requirements and on the fairness of the terms and condition of stock or convertible security issues, upon a capital increase excluding or restricting preemptive rights;

•	Verify compliance with the applicable code of conduct;

•	Render an informed opinion on transactions with related parties, where the applicable standards so require;

•	Prepare an action plan on an annual basis for the fiscal year to be reported to the Board of Directors and supervisory committee.

b)	Nominations and Remunerations Committee

BBVA Francés Nominations and Remunerations Committee is a non-executive body whose purpose consists in assisting the Board on matters concerning the Bank’s remuneration and benefit policies. Furthermore, the Nominations and Remunerations Committee is the body entrusted with the establishment of the standards and procedures governing the recruitment and training of Executive and other officers, and top-ranked personnel.

Structure:

BBVA Francés Nominations and Remunerations Committee shall be formed by three Non-Executive Directors, most of them independent, to be designated by the Board in the same manner as the President and such individuals with executive duties as determined by the Board of Directors. The Committee shall be presided over by an Independent Director.

Each member of the Nominations and Remunerations Committee shall prove sufficient knowledge on and experience in Human Resources (HR), compensation policies and labor risk management.

Functions:

The Nominations and Remunerations Committee shall perform the following functions:

•	Develop recruitment criteria for the members of the Board of Directors and senior management;

•	Identify potential candidates to fill positions at the Board of Directors to be proposed at the General Shareholders’ meeting;

•	Ensure the Training and Development of the members of the Board of Directors and senior management and other executives;

•	Establish policies and criteria to review the performance of the main executive and the key executives;

•	Annually inform the Board of Directors the assessment guidelines that were followed to determine the compensation level of directors, senior positions and first-line managers;

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Ensure that the entity has an employees incentive program in place that takes into consideration the risks undertaken by employees on behalf of the entity (both future and already assumed risks) and that adjusts incentives based on all risks;

•	Ensure a clear link between the performance of key staff and their fixed or variable compensation, taking into account the risks undertaken and how they are managed;

•	Oversee that the variable portion of Senior Management’s compensation is tied to the medium and/or long-term performance of their members;

•	Manage the stock options system;

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Review the competitive position of the Bank’s compensation and benefit policies and practices and approve the respective changes. To such end, these policies shall embrace the company’s goals, culture and activities and shall be mainly intended to reduce incentives to undertake excessive risks in the face of the structure of the employee’s incentive system;

•	Define and communicate key staff retention, promotion, dismissal and suspension policies;

•	Present to the Board of Directors the guidelines followed to determine the retirement plans for the Bank’s directors and first-line managers;

•	Regularly report to the Board of Directors on any actions undertaken and the issues discussed in the meetings;

•	Suggest which members of the Board of Directors should comprise the several Board committees, based on their respective backgrounds;

•	Ensure that the resumes of the Board of Directors’ and Senior Management’s members are available at the Issuer’s web site (stating Directors’ term in office);

•	Assess the convenience of the members of the Board of Directors and/or statutory auditors performing functions at several Issuers;

•	Annually prepare, review and assess the Committee’s rules and regulations and propose changes for the Board’s approval;

•	Ensure that the HR policy does not embrace any form of discrimination;

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Ensure that a member of the Committee is present at the General Shareholders’ meeting at which the Board’s compensation will be approved in order to explain the Bank’s policy in connection with the Board of Directors’ and Senior Management’s compensation.

Organization and Operation Rules:

The Nominations and Remunerations Committee shall meet as frequently as deemed necessary to perform its functions and, at least, twice per year. Meetings shall be indistinctly convened by the President or other member.

The Committee may convene individuals within the Bank that perform tasks related to the Committee’s functions, and may seek such external advice, through the Board of Directors, as deemed necessary to form an opinion on the matters within its competence.

The President of the Committee shall be available at the Shareholders’ Meeting approving the Board of Directors’ compensation to explain the Bank’s policies.

c)	Internal Audit Committee (BCRA)

Pursuant to the provisions of the BCRA, the Internal Audit Committee of BBVA Banco Francés is formed by the officers determined by the Board of Directors, which shall consist of at least two directors, one of which, at least, shall be an independent director. It shall operate in accordance with the provisions of the BCRA and internal rules.

The Board of Directors must use the conclusions of the internal audit in a timely and efficient manner and promote the independence of the internal auditor in relation to the areas and processes controlled by the internal audit.

Other Committees

The composition and functions of the Committees that are listed below are governed by the Bank’s internal manuals and the applicable rules and regulations laid down by oversight agencies. The Argentine Central Bank, the Financial Information Unit, the CNV, etc.

a) Committee for the Prevention of Money Laundering and Terrorist Financing

This Committee is made up by: (i) BBVA Banco Francés S.A.’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Officer responsible for the Prevention of Money Laundering and Terrorism Financing.

Specifically, this Committee shall be in charge of:

•	Setting action plans and continuously reviewing their progress;

•	Filing reports with the competent authorities concerning the so-called “unusual or suspicious” transactions or, either, deciding to disregard them when appropriate.

•	Evaluating the potential risk of asset laundering in the new products and/or services.

•	Reaching an agreement on actions for the analysis of suspicious transactions;

•	Raising awareness in their areas about the importance of preventing asset laundering and terrorism financing;

•	Identifying any relevant situation that may occur in this regard in their respective areas;

•	Undertaking the necessary commitments within its area to put in place prevention procedures, on a coordinated basis with the Officer Responsible for Prevention of Money Laundering.

b) Information Technology Committee

This Committee is made up by a member of the Board, the Director of Systems and Operations, the Systems Manager, the Technology Architecture and Infrastructure Manager, the Security Manager, the Information Risks and PMO Manager; the Re-engineering and Processes Management Manager, and the Solutions Development Manager.

Specifically, this Committee shall be in charge of:

•	Overseeing the proper operation of the IT environment and contributing to an improvement in its efficiency.

•	Approving the IT and Systems Plan and assessing it from time to time to review degree of completion.

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Reviewing the reports issued by the auditors in connection with the IT and Systems environment and watching for the execution of corrective actions to address or minimize the identified weaknesses, taking into account their associated risks;

•	Approving physical and/or logic security policies or plans to mitigate the risk associated to the Entity’s systems;

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Maintaining timely communications with the officers of the Systems External Audit Division of the Office of the Superintendent of Financial and Exchange Entities in connection with the issues identified during the audits conducted at the entities, and with the monitoring of the actions taken to find an IT solution to such issues;

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The Committee shall be empowered to define new review functions or areas, as deemed necessary, in order for the Entity’s Information Systems to comply with overall objectives of Effectiveness, Efficiency, Confidentiality, Integrity, Availability, Reliability and Compliance.

c) Disclosure Committee

This Committee is comprised by an Independent Director, the Finance and Planning Director, the Risks Director, the Legal Services Director, the Manager of the Institutional Area, the Audit Director, the Accounting and Intervention Manager, the Planning and Efficiency Manager and an Officer of Investor Relations and Analyst of Investor Relations.

The main functions of this committee are:

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Ensuring that the information provided to the Bank’s shareholders, the markets where the Bank’s shares are listed and such markets’ regulatory authorities are truthful and complete, reflect fairly the Bank’s financial condition and the results of operations and that it is communicated with the formalities and within the terms set forth by applicable laws, the general principles governing market operation and good corporate governance, thus fostering active involvement of all shareholders.

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Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information disclosed in the Financial Statements, as well as of any accounting or financial information to be filed with the CNV and other regulators and agents of the stock exchanges where the Bank’s shares of stock are listed;

•	Ensuring that the Bank has and maintains procedures and controls concerning the preparation and content of the information included in the 20F form.

A quorum shall be present with the absolute majority of the Committee’s members and decisions shall be made by a majority of the present members. Such individuals having expertise on the issues to be discussed at the meetings may attend them as guests, and may sign the minutes; provided, however, that the presence of such individuals shall not be taken into account for the meeting quorum and required majorities.

d) Risk Committee. Risk Management Committee

This committee is the Entity’s uttermost risk management collegiate body. It is comprised by the Chief Executive Officer or General Manager, Risks Director, Internal Control Assistant Manager (Technical Division), Retail Risk Manager, Wholesale and Enterprise Risks Manager (regular Participants); Financial Risks Manager, Recoveries Manager (optional Participants, or for specific issues); Head of the area of the issue to be addressed and Presenter (specific Participants).

The main functions of this committee are to:

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Approve all transactions and Financial Programs for Customers or Economic Groups exceeding the powers vested in Risks Managements (Wholesale / Retail), Financial Entities and Issuer Risk, and any issues requiring approval from other areas (C&IB, GRMC, CTOG).

•	Approve individual and corporate customers’ refinance transactions, cancellations and charge-offs, as per the effective Delegation Rule.

•	Approve the operations of Non-Delegated Risks (risks related to media, public relevance, political parties, trade unions or companies related to the Bank or its officers).

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Define and approve the strategies, manuals, policies, necessary practices and procedures to identify, evaluate, measure and manage the risks to which the entity is exposed (credit, market, structural, liquidity, operational risk, etc.).

•	Approve Credit Policies, classification tools and new campaigns of pre-approved loans or massive campaigns.

•	Approve the limits of Asset Allocation, PLPs and stress tests.

•	Outlooks’ Review.

•	Approve the portfolio sales processes and results thereof, and realization of assets taken as safeguarding of claims.

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Call the Crisis Committee, if deemed necessary or at the request of the wholesale or retail follow-up Committee, and approve actions defined at such committee to mitigate risk alerts previously exposed by the related Follow-up Committees.

•	Report to the Board of Directors decisions taken on the approval of transactions and definition of risks policies and strategies.

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Submit and analyze periodic management reports, which are then submitted to the Senior Management and the Board of Directors. These reports shall gather the main aspects of the management of all the risks of the entity.

•	Take over the roles as the Committee for the treatment of issues regarding the “Governance of Information, Risk Follow-up and Reporting”.

The Committee shall be presided by the Chairman (Risks Director) and shall have a Secretary (Head of Internal Control of Risks - Technical Division), who shall be in charge of, amongst other things, setting the agenda, preparing the Minutes for each subject submitted with the related decision taken. In case of absence of the Chairman, the Chief Executive Officer or General Manager shall act as such. In absence of the latter, the role shall be jointly taken over by two regular participants (including optional participants or participants for specific issues) in the following order: Wholesale and Enterprise Risk Manager, Retail Risk Manager, Financial Risks Manager, Recoveries Manager and Internal Control and Global Management Manager.

The Committee shall meet twice a week (on Tuesdays and Thursdays). If an urgent meeting is necessary, it shall be called as an extraordinary meeting.

e) Corporate Assurance Committee

This Committee is comprised by the Executive Director as Chairman, members of the Management Committee as Regular Members, and the Committee’s Secretariat in charge of the Audit Director.

The main functions of this committee are:

•	Communicating and watching over the effective operation of the control model, as well as the required culture of transparency and self-criticism;

•	Ensuring the implementation and preservation of the Corporate Assurance model across the entities comprising the BBVA Group;

•	Setting priorities as to control weaknesses identified by the specialized areas and by the Internal Audit and as to the suitability, relevance and timing of the proposed corrective measures;

•	Ensuring that specialists fulfill their responsibilities with transparency and self-criticism;

•	Being familiar with, assessing and assigning responsibilities for managing the risks submitted to its consideration;

•	Timely following up on the agreed-up risk mitigation action plans;

•	Communicating the actions taken to the specialists and Business Units;

•	Fostering the knowledge on the Operational Risk Model, as well as the dissemination of the corporate policies in that regard;

•	Addressing and making decisions regarding Operational Risk as required due to the materiality or importance of the issues involved;

•	Ensuring the application of the Operational Risk Model and facilitating the adequate management of the operational risks associated to the Bank’s activities;

•	Overseeing the adequate deployment of the model tools and methodology; and

•	The Committee may take care of all such issues that enhance the quality and reliability of BBVA Francés’ and its affiliates’ internal controls.

The Committee shall hold ordinary and extraordinary meetings. Ordinary meetings shall be held every four months, following the required call by the Secretary. Special meetings shall be held when convened by the Secretary or at the request of one or more members of the Committee, when special circumstances so warrant.

f) Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight Committee.

This committee is comprised by: (i) BBVA Francés S.A.’s Regular Director in his capacity as Regulatory Compliance Officer; (ii) Highest-Ranking Officer in the field of Regulatory Compliance; (iii) one Regular Director and (iv) the Head of Integrity, Market Behavior, Customer Compliance, Personal Data Protection and Regulatory Oversight.

Its main functions are the following:

•	Setting action plans and continuously reviewing their progress;

•	Agreeing upon anti-money laundering actions to be considered in cases involving employees and suppliers;

•	Fostering the adoption of the necessary actions to address ethically questionable situations;

•	Adopting the necessary measures to comply with the Code of Ethical Conduct, the Capital Markets Code, and the Personal Data Protection, Customer Compliance and Regulatory Oversight regulations;

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Fostering action plans to train and raise awareness among the employees of the Bank and its affiliates about the importance of being acquainted with matters concerning Integrity, Market Conduct, Customer Compliance, Personal Data Protection, and Regulatory Oversight.

This Committee will meet on a monthly basis.

g) Assets & Liabilities Committee

This committee is comprised by: (i) the General Manager; (ii) the Business Development Director; (iii) the Finance and Planning Director; (iv) the Risks Director; (v) the Commercial Director; (vi) the Corporate & Investment Banking Director; (vii) the Associate Director of Economic Studies Services; the Planning and Efficiency Manager; (viii) the Manager of Financial Performance and Relations with Investors, and (ix) the Financial Risk Manager.

Its main functions are the following:

•	Following up on macroeconomic variables;

•	Analyzing and discussing the conditions of local and international financial markets, forecast and impact on the Bank’s structural risks;

•	Follow-up and control on liquidity limits and alerts, rate, exchange position and market risk, both at an internal and regulatory levels. Defining corrective measures, as necessary;

•	Reviewing historical changes in and projection of the balance sheet, deviations from the budget, and comparison against the market and the competition;

•	Follow-up on the bank’s excess liquidity, comparison against the market and review of stress scenarios;

•	Establishing the funding strategy and the allocation of resources;

•	Defining the pricing policy and lending and borrowing products;

•	Follow-up on the changes to the bank’s financial margin and its main deviations. Changes to business spreads. Analysis of the impact of management proposals;

•	Designing the investment strategy and the investment of excess funds;

•	Defining the strategy of investment in Public Venture Capital;

•	Historical and projected changes to the Bank’s capital position and projected dividends and analyze proposals leading to the efficient use of such capital;

•	Causing financial and other analyses to be done as necessary to optimize the performance of the above items;

•	The Finance Area is responsible for analyzing and following up on the proposals submitted to the committee through the applicable commissions.

This Committee will meet on a monthly basis.

VII.	BBVA Francés S.A.’s subsidiaries and associates

The main subsidiaries and associates of BBVA Francés are:

a)	BBVA Francés Valores S.A., provides security trading services and other authorized operations to customers, either directly or through BBVA Banco Francés S.A.

b)

BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, the corporate purpose of this mutual fund manager is to run and manage Mutual Funds in accordance with Section 3 of Law No. 24,083 as subsequently amended by Law No. 26,831.

c)

PSA Finance Argentina Compañía Financiera S.A., whose corporate purpose consists in financing the acquisition of new and second-hand Peugeot and Citroën vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

d)	Consolidar AFJP S.A. (undergoing liquidation proceedings), see Note 1 to the Consolidated Financial Statements of BBVA Francés as of December 31, 2017.

e)

Rombo Compañía Financiera S.A., whose corporate purpose is to finance the acquisition of new and second-hand Renault and Nissan vehicles through pledge loans, receivables from financial leases and other financial products and in supplying services associated to the purchase, maintenance and insurance coverage of motor vehicles.

f)

BBVA Consolidar Seguros S.A. This insurance carrier operates in the following lines of business: fire, comprehensive household insurance, civil liability, theft, personal accidents, group life insurance and other coverage.

g)

Volkswagen Financial Services Compañía Financiera S.A., a company engaged in providing pledge loans for the purchase of VW, Audi and Ducati new or second hand vehicles, credit through operating leases, and other financial products and services associated to the purchase, maintenance and insurance of vehicles.

VIII.	Network of branches and retail offices

BBVA Banco Francés S.A. operates a network of 251 branches distributed as follows: City of Buenos Aires: 82 branches; Greater Buenos Aires: 53 branches and rest of the country: 116 branches.

IX.	Information on business lines

The most relevant business lines are: Retail Banking, whose strategy relies on building a comprehensive relationship with customers and strengthening the credit card segment; Enterprise Banking, which aims at aiding companies through both short- and long-term financing and Corporate & Investment Banking, an area concerned with Foreign Trade transactions as much as with advice in mergers and acquisitions and in capital market transactions.

X.	Economic incentives for the personnel

BBVA Banco Francés S.A. adopts a policy of applying a rewards system to attract and retain the proper individuals for each position, based on the following principles:

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Acknowledge and compensate based on individual performance, results achieved, team work and the quality of the results achieved, as well as the skills and competences applied by individuals to their work.

•	Ensure internal fairness through structure analysis, descriptions of positions and remunerations.

•	Ensure external competitiveness by updating the information with the reference market.

•	Reward the contribution of tangible results.

The rewards system includes compensations paid to employees as consideration for their contribution to the organization in terms of time, role and results, and is formed by the fixed remuneration system and the variable remuneration system.

For the purposes of complying with such principles, the Entity has tools within the remuneration processes, as detailed below:

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Salary surveys into the benchmark market: the position adopted within the survey is defined in accordance with the Bank’s needs and strategy for each period. This benchmark market is made up by a number of companies that have similar organizational structures and business sizes.

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Salary categories/brackets: these are designed on the basis of the internal structure of the positions and the information derived from market salary surveys. These brackets represent salary ranges that group positions that rank similarly in terms of responsibility, experience, knowledge, etc.

Also, BBVA Francés uses performance evaluations as a key tool to compensate the effort and results of each employee. At the end of each fiscal year, each person in charge evaluates the goals of their collaborators to obtain an individual assessment of the performance for the year. Such assessment has four types of goals: Quantitative, Customer, Tactical and Other Goals.

The result of the assessment reflects the level of contribution by each member of the team, which is the basis to assess the right to collect the rewards defined.

Classification is the process whereby the manager carries out a global assessment of each collaborator to assess the performance of their current position. The results of such assessment are used to apply certain Human Resources policies.

In turn, projection is the process whereby the manager assesses each one of the collaborators on the capabilities to perform higher level functions inside BBVA Francés. This assessment shall be based on experience, knowledge, skills and the commitment of the collaborator.

Each employee has access to variable rewards related to the work position and the results of the performance evaluation. The goal is to encourage and reward the achievement of results. The models currently in force are:

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Network rewards model: It consists of four quarterly payments and one payment of annual indicators. Payment is related to the attainment of the goals assigned to each individual, for each period. Each position has a set of goals, and each goal has a certain weight.

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Reward model for Central Areas, Channels and Network Support: It consists of variable payment yearly assigned to each employee by the supervisor, taking into consideration the performance assessment and the position’s reference reward. Additionally, variables related to the attainment of the Entity’s goals are considered, based on the criteria adopted by the degree of compliance with the budget. These factors may have an impact on the defined variable reward.

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Results-oriented incentives reward model: At the end of each fiscal year, each employee is subject to an evaluation, where the score is related to the degree of attainment of the goals. The goals are renewed each year, according to the Entity’s strategy. Payment is defined based on a reference reward weighted by the individual score and adjusted based on the accomplishment of the Entity’s goals and the degree of compliance with the budget.

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Commissions reward model: The value of the commission depends on the unit value of each product based on the contribution of the product to the Entity’s profit and loss account. The criteria to be applied for rewards through commissions are reviewed annually. They are paid monthly in arrears.

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Share-based incentives reward model: It is an incentive program for directors, based on the delivery of shares. The number of units to be assigned is determined taking as a reference the level of responsibility of each beneficiary within the Bank. The number of shares to be actually delivered shall depend on the employee’s individual performance ratio.

In turn, as from the year 2012, the Entity has a system in place to assess and pay the variable annual reward for a certain group of executives whose professional activities have a material impact on the Entity’s risk profile.

Executives included in that group receive at least 50% of the annual variable reward for each year in shares of the controlling entity. The individuals who are part of that group shall receive: 60% of their rewards during the first quarter of the year and the remaining 40% 3 years as from the first payment date of the variable reward.

Shares delivered to this group of employees, which are part of their annual variable reward for the year, cannot be disposed of during the 6 months immediately following delivery. The unavailability regime applies to the net amount of the shares, that is to say, discounting the portion necessary for the employee to pay the taxes for the shares received. This shares unavailability regime also applies in the event of termination of the employment contract or the contract of a director with BBVA Francés for any cause, except in the case of death and all degrees of declared labor incapacity. After the unavailability period, BBVA Francés employees that are part of the “Colectivo Sujeto” group may freely transfer their shares.

In addition to achieving the goals set forth for such incentive, the beneficiary shall remain active in the Entity as of the settlement date, as well as generated the right to receive regular variable rewards for that fiscal year, and shall not be subject to penalties for serious noncompliance with the code of conduct and other internal regulations.

XI.	Code of conduct

The Entity has a Code of Conduct that binds all employees and officers of BBVA Francés.

The Code of Conduct defines the ethical behavior that the Board of BBVA Francés considers applicable to the businesses and activities conducted by BBVA Francés and the group companies in Argentina, builds on their foundations and lays down the guidelines required for corporate integrity to be outwardly expressed in (i) relationships with customers, employees and officers, suppliers and third parties; (ii) acting in the various markets as issuers or operators; (iii) individual actions by employees and officers; and (iv) establishing specific bodies and functions endowed with the responsibility for enforcing the Code and fostering the actions necessary to effectively safeguard corporate integrity as a whole.

XII.	Conflict of interest

On December 16, 2014, the Board of Directors approved the most recent version of the Rules for Preventing and Handling Conflicts of Interest at BBVA Francés and other affiliates in Argentina.

The Rule contains the following principal guidelines: (i) it determines the scope of application; (ii) it identifies conflicts of interest; (iii) it establishes the measures for preventing and handling conflicts of interest; and (iv) it provides a procedure to be followed for interest conflict resolution.

In addition, Section 12 “Standards for discharging directorship duties” of the Code of Corporate Governance regulates, among other matters, transactions between Directors and the Bank or other Group companies.

Basically, it mandates that any Director involved shall not be in attendance when the relevant corporate bodies in which he or she is a member are in session to discuss the matters in which he or she might have a direct or indirect interest or which might affect persons related to him or her in the terms defined by the laws.

It also prescribes that the Director involved shall refrain from entering, either directly or indirectly, into personal, professional or commercial transactions with the Bank or companies of its group, other than ordinary banking transactions, unless these transactions are subject to a procurement process that ensures transparency, with competing bids and in arm’s length conditions.

42.	Financial instruments risks

Presentation of Risk Management and Risk-Weighted Assets (RWA)

Strategies and processes

The purpose of the organization is based on assuming a prudent level of risks in order to generate yields and keep acceptable levels of capital and funding, and generate benefits on a recurring basis. Therefore, it is vital that the teams assigned to risk management are highly trained professionals.

The General Risks Policy of BBVA Francés expresses the levels and types of risk the entity is willing to take to carry out its strategic plan, with no relevant deviations, even under stress conditions. Along this line, the process for risks management is comprehensive and proportional to the economic size and importance of the financial institution.

To achieve its goals, BBVA Francés uses a management model with two principles for the decision-making process:

Caution: Materialized in relation to the management of the various risks known to the entity.

Anticipation: Makes reference to the capacity of making decisions foreseeing relevant changes in the environment, the competition and customers, having effects on a medium-term.

This process is adequate, sufficiently proven, duly documented and periodically reviewed based on the changes to the entity’s risk profile and the market.

Along this line, the Board of Directors and the Senior Management are highly committed to the identification, evaluation, follow-up, control and mitigation of significant risks. These organizations periodically review credit, financial and operational risks which may potentially affect the success of BBVA Francés’ activities, as well as with a special emphasis on strategic, reputation and concentration risks.

Structure and organization

The Entity has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies. Below are the areas in each structure and a list of their functions:

•	Risks Management

•	Committees

•	Control and Reporting Units

•	Cross-Control Areas

Risks Management:

This is an area that is independent from business units, in charge of implementing the criteria, policies and procedures defined by the organization within the scope of credit (retail and wholesale), operational and market risk management, with a follow-up and control of proper application and proposing the actions necessary to the keep quality of risks within the defined goals. Some of its main functions are to ensure proper information for the decision-making process at all levels, including relevant risk factors, such as:

•	Active management throughout the life of the risk.

•	Clear processes and procedures.

•	Integrated management of all risks through identification and quantification.

•	Generation, implementation and dissemination of advanced decision-making support tools.

Committees:

Committees are the instances through which risks are treated. This implies knowledge, assessment, weighting and potential mitigation. BBVA Francés has an agile and proper structure of committees for the management of the various risks.

Cross-Control Areas

The entity also has cross-control areas for business and support units, such as: Internal Audit, Regulatory Compliance and Internal Control.

Appetite	for Risk

Appetite for Risk is a key element in the management of financial institutions, providing the Entity with a comprehensive framework to determine the risks and level of risks, willing to take to reach its business goals, expressed in terms of capital, liquidity, profitability, income recurrence, risks costs, etc.

The Appetite for Risk is expressed through a Statement containing the general principles for the Bank’s strategy and quantitative metrics.

Stress	Tests

In compliance with the provisions on “guidelines for risk management in Financial Institutions” set forth by the Argentine Central Bank, the Entity has developed a stress tests program, within the Entity’s general risks management.

Stress test means the evaluation of the Entity’s financial position under a severe but plausible scenario, which requires the simulation of scenarios to estimate the potential impact on the value of portfolios, profitability, solvency and liquidity for the purposes of identifying latent risks or detecting vulnerabilities.

Credit Risk

The Bank defines credit risk as the possibility to sustain losses as a result of a debtor’s or counterparty’s noncompliance with the contractual obligations assumed.

Credit risk is present in on and off-balance sheet transactions, as well as liquidation risk, that is to say, when a financial transaction cannot be completed or settled as agreed. Credit risk losses arise from a debtor’s or counterparty’s noncompliance with its obligations. Also, it takes into consideration several types of risks, such as country risk, and counterparty credit risk.

BBVA Francés defines country risk as the risk of sustaining losses generated in investments and loans to individuals, companies and governments due to the incidence of economic, political and social events occurring in a foreign country. In turn, counterparty credit risk shall be defined in Section 5.

Strategy and processes

BBVA Francés develops the credit risk strategy defining the goals that will guide its granting activities, the policies to be adopted and the necessary practices and procedures to carry out those activities.

Additionally, annually the Risks Management develops, together with the rest of the Bank’s management departments, a budget process, including the main variables of credit risk:

•	Expected growth per portfolio and product.

•	Evolution of the default ratio.

•	Evolution of write-off portfolios.

This way, the expected standard credit risk values for a term of one year are set. Afterwards, the real values obtained are compared with that budget, to assess both the growth of the portfolio and its quality.

Also, maximum limits or exposures per economic activity are formalized, pursuant to the Bank’s placement strategy, which are used to follow up credit portfolios. In the event of deviations from the limits set, these are analyzed by the Risks Follow-Up Committees to take the necessary measures.

Admission

BBVA has credit risk admission policies, to define the criteria to obtain quality assets, establish risk tolerance levels and alignment of the credit activities with the strategy of BBVA Francés and in accordance with the BBVA Group.

Follow-up

The Bank establishes certain follow-up procedures based on the banking area involved, since the admission stage is not the end of the process. Follow-up is as important as deciding, since the risk is dynamic and customers rely on themselves and the environment.

The main follow-up procedures carried out for the various Banking areas are:

•

Follow-up of the limit granted: Since customer profiles vary over time, the limits of the product hired are periodically reviewed for the purpose of broadening, reducing or suspending the limit assigned, based on the risk situation.

•

Maintenance of proactive limits: Customers’ characteristics, and therefore the characteristics of the data originating certain limits, vary over time. Therefore, there is periodical maintenance of the proactive limits, taking into consideration the changes in a customer’s situation (position of asset and liability and relationship). Likewise, there is a periodic follow-up of the evolution of proactive limits for the purpose of controlling and ensuring the risk assigned is in accordance with the desired risk levels.

•

Follow-up of rating tools: Rating tools are a reflection of the internal inputs and show the characteristics and biases of such inputs. Therefore, they need a long period of use to soften or eliminate those biases through the inclusion of new information, correction of existing information and periodic reviews optimizing the results of back-tests.

•

Portfolio analysis: The portfolio analysis consists of a follow-up process and study of the complete cycle of the risk of portfolios for the purpose of analyzing the status of the portfolio, identifying potential paths towards improvements in management and forecasting future behavior.

Additionally, the following functions shall be carried out:

•	Follow-up of specific customers.

•	Follow-up of products.

•	Follow-up of units (branches, areas, channels).

•	Other follow-up actions (samples, control of admission process and risk management, campaigns).

The priority in credit risk follow-up processes is focused mainly on problematic or potentially problematic customers, for preventive purposes. The remaining aspects, the follow-up of products, units and other follow-up actions are supplementary to the specific follow-up of customers.

Recovery

BBVA Francés has also a Recoveries Area within Risks Management, to mitigate the severity of credit portfolios, both from the Bank and from companies related to the entity, as well as to provide the results from the Bank directly, through collections of Write-Off portfolios and indirectly through collections of active portfolios, which imply a reduction of allowances.

Structure and organization

The credit risk management model at BBVA Francés has a formal organizational structure, with a set of roles, responsibilities and powers, organized in a pyramidal structure, generating control instances from lower to higher levels, up to the highest decision-making bodies: Management Committee and Board of Directors.

For the purpose of having a continuous and integrated management process with coordination between all areas involved, the Risks Management has admissions areas, follow-up areas, recoveries areas and policies and tools areas.

That management model is completed with an agile and proper structure of committees for credit risk management to treat risks, which implies knowledge, assessment, weighting and potential mitigation.

Scope and nature of information and/or risk measurement systems

BBVA has several tools to be used in credit risk management for effective risk control and facilitating the entire process. Along this line, the entity prepares, among others, the following periodic reports:

•	Progress of Risks.

•	Payment Schedules.

•	Ratings.

•	Dashboard.

•	Early Alerts System.

•	Quarterly tools follow-up sheet.

Additional	Information on the credit quality of assets

Definitions	of positions due and impaired for accounting purposes and for the determination of allowances for loan losses

BBVA Francés considers a customer’s positions as due as from failure to make one of the payments and during the term those remain unpaid. Furthermore, pursuant to the provisions in the Classification of Debtors (Liquidity and Solvency), a customer’s positions are considered impaired:

•	As from ninety days of arrears for the consumer or consumer-like portfolio.

•	When the customer is unable to repay, for the commercial portfolio. This is derived from a series of objective and subjective guidelines, such as:

•	The economic-financial and equity standing.

•	Cash flow.

•	Level of compliance at maturity.

•	The quality of the management.

•	The quality of the internal control system and fluidity and consistency of information.

•	The sector of the economy and competitive position within its industry.

Likewise, there are other supplementary criteria giving rise to impaired positions for both portfolios:

•	Status of court filings.

•	Compliance with re-financing.

•	When the customer is subject to a mandatory recategorization process.

For the purposes of the accounting determination of allowances for loan losses, the Bank makes a distinction between both positions, which allows for proper management of credit risk allowances, and is a key tool to preserve the entity’s solvency.

Description	of the approaches used to set up specific and general allowances

The BCRA establishes minimum percentages to assess allowances for loan losses, based on the customers’ rating. In that sense, the regulations on Minimum Allowances (Communication A 4738 issued by the BCRA) provide in Section 2.3 that allowances may be set up above minimum allowances for each category, without reclassification of the debtor to the subsequent category in consumer and consumer-like portfolios. Furthermore, Section 2.4 provides that regular portfolio allowances shall be global and those for the remaining categories shall be applied individually.

Pursuant to the provisions in the regulations in force, the entity applies allowance percentages above the minimum set forth for the portfolios. The main destination of these allowances is to generate a coverage based on the expectation of default and the estimate of expected loss per portfolio and per type of financing. Likewise, a periodic monitoring of the behavior of portfolios and types of financing is made.

Refinanced	positions:

Refinanced customers are customers who qualify for any kind of transactions imposing changes in the term and/or amount of the initial contract, for causes related to difficulties in their payment abilities.

Credit	Risk Hedging.

Coverage	and/or risk mitigation policy

Although coverages and/or risk mitigation with additional guarantees are an important factor for the granting of risks, the main factor to decide is that the customer has sufficient generation of resources to pay for the obligations agreed.

The ability of the beneficiary to repay by generating sufficient resources is above any other consideration. Thus, the decision of risks is based on the borrower’s payment capacity to timely and duly comply with all the financial obligations assumed, based on income from the customer’s business or usual income source, without relying on sureties, guarantors or assets delivered as collateral.

In addition to the policies and follow-ups, BBVA Francés uses collateral, comfort letters and covenants as mitigators.

Collateral

Upon assessing collateral, BBVA Francés carefully analyzes if they are appropriate. Along this line, the milestones to update the value of collateral apply under the principles of caution.

Regarding the types of collateral managed by BBVA Francés, the following stand out:

•	Personal: It includes personal securities, sureties or general collateral.

•	Joint and several: Payment surety granted by a third party for an obligation are included, so that the creditor may collect the credit from the debtor or the guarantor, indistinctly.

•

Several and not joint: Includes securities where no debtor may be liable for the entire debt, since the liability of guarantors / holders is proportional to their interest in the company / transaction and limited to that amount or percentage.

•	Security Interest: Includes guarantees based on tangible assets and are in turn classified as:

•

Mortgage: A mortgage does not change the debtor’s unlimited liability. Formalized pursuant to the Bank’s internal regulations for such purposes and duly registered in the record. Also, there is an independent rating, at market value and fast sale.

•

Pledge Security: This includes pledges with registration of motor vehicles or machinery, as well as pledges of Term Deposits and Mutual Investment Funds. To be accepted, they shall be in force upon liquidation, and subsequently, if that is the case, they are properly documented, always with the approval of the Legal Services area. Finally, the Bank protects itself from changes in the value of the pledge.

Coverage	based on compensation of on and off-balance sheet transactions

The Entity, within the limits defined by regulations regarding netting, negotiates with its customers the adhesion of the derivatives business to master agreements (ISDA or CMOF, for instance) including the netting of off-balance sheet transactions.

The wording of each agreement determines in each case the transaction subject to netting. The reduction in the exposure of counterparty risk arising from the use of mitigation techniques (netting plus use of collateral agreements) implies a decrease in total exposure (current market value plus potential risk).

Main	types of guarantors and counterparties of credit derivatives

The Bank defines that the collateral (or credit derivative) shall be direct, explicit, irrevocable and unconditional in order to be accepted as risk mitigation. Furthermore, regarding admissible guarantors, BBVA Francés accepts financial institutions (local or foreign), public entities, Stock Exchange Companies, resident and non-resident companies, including insurance companies.

Concentration	of the market or credit risk through the instruments used to mitigate credit risk

The Entity classifies the collateral received pursuant to the regulations in force of the BCRA into:

Preferred Collateral “A”

Preferred Collateral “B”

Other collateral (not included in the sections above)

Collateral received for loans are reported in Exhibit B.

Market Risk

Market Risk is the possibility of suffering losses in the value of a portfolio in the event of changes in market prices.

The Financial Risks Management of the Risks Management area applies the criteria, policies and procedures defined by the Board of Directors within the management of that risk, with a follow-up and control of its proper application, and proposing the necessary actions to maintain the quality of risk within the defined appetite for risk.

The Financial Risks management model of BBVA Francés consists of the Market Risks and Structural Risks and Economic Capital areas, which are coordinated for control and follow-up of risks.

The management of these risks is in line with the basic principles of the Basel Committee on Banking Supervision, with a comprehensive process to identify, measure, monitor and control risks.

The organization of financial Risks is completed with a scheme of committees in which it participates, for the purpose of having an agile management process integrated into the treatment of the various risks.

Among others:

Assets and liabilities committee (ALCO)

Risk Management Committee (RMC)

Financial Risks Committee (FRC)

BBVA Francés has many tools and systems to manage and follow-up market risk, to achieve effective risk control and treatment.

To measure Market Risk, a VaR (Value at Risk) parameter model is used, to estimate the maximum loss expected in market positions with a 99% confidence level in 1-day time horizon.

The market risk measurement model is periodically validated through Back-Testing to determine the quality and precision of the VaR estimate.

The structure of Market Risk limits sets forth a scheme of indicators for the management, control and mitigation of risk in terms of Economic Capital (CeR), VaR, VaR stress and annual and monthly stop loss.

That structure made of limits, alerts and sub limits is formalized through the Risk Management Committee and approved by the Board of Directors.

The Market Risk management model contemplates procedures for communication in the event the risks levels defined are exceeded, establishing specific communication and acting circuits based on the exceeded threshold.

The main market risk factors of BBVA Francés are:

Interest rate.

Exchange rate.

The market risk measurement perimeter is the trading portfolio (trading book) managed by the Global Markets unit. This portfolio mainly consists of:

Argentine Government Securities.

Argentine Central Bank Bills

Provincial debt securities.

Corporate Bonds.

Foreign exchange spot.

Derivatives (Exchange rate Futures and Forwards, interest rate Swaps).

The following tables show the evolution of total VaR and VaR per risk factors.

VaR (in millions of pesos)

	03.31.18	12.31.17	12.31.16
Average	21.41	48.39	15.63
Minimum	7.03	10.29	2.55
Maximum	39.64	85.04	39.60
Closing	7.60	43.33	27.35

VaR per risk factors – (in millions of pesos)

	03.31.18	12.31.17	12.31.16
VaR interest rate
Average	20.23	35.14	10.63
Minimum	5.29	9.42	0.38
Maximum	39.68	57.36	24.95
Closing	5.29	43.38	13.35

	03.31.18	12.31.17	12.31.16
VaR foreign exchange rate
Average	5.52	30.50	9.91
Minimum	1.43	0.99	0.41
Maximum	14.11	80.91	41.17
Closing	5.39	1.66	24.70

Currency risk

The position in foreign currency is shown below:

	TOTAL	AS OF 03.31.18 (per currency)				TOTAL
	AS OF					AS OF
	03.31.18	Dollar	Euro	Real	Other	12.31.17
ASSETS
Cash and Deposits in banks	18,944.936	17/771,052	1,145,880	11,430	16,574	21,258,981
Debt securities at fair value through profit or loss	763,216	763,216	—	—	—	697,121
Repo transactions	4,743.906	4,743,906	—	—	—	4,372,912
Other financial assets	126,922	125,186	1,736	—	—	114,932
Loans and other financing	34,230,667	34,225,452	5,215	—	—	28,183,009
Non-financial government sector	30	30	—	—	—	62
BCRA	2,354	2,354	—	—	—	—
Other Financial Institutions	100,024	100,024	—	—	—	93,156
Non-FinanciaL Private Sector and Residents abroad	34,128,259	34,123,044	5,215	—	—	28,089,791
Other Debt Securities	4,348.994	4,348594	—	—	—	4,102,722
Financial assets pledged as collateral	959,495	959,495	—	—	—	766,844
Investments in Equity Instruments	5,323	5,323	—	—	—	4,961

TOTAL ASSETS	64,123,459	62,942,624	1,152,831	11,430	16,574	59,501,482

	TOTAL	AS OF 03 .31.18 (per currency)				TOTAL
	AS OF					AS OF
	03.31.18	Dollar	Euro	Real	Other	12.31.17
LIABILITIES
Deposits	57,614261	56,650,995	963,266	—	—	54,349,370
Non-financial government sector	119,122	119,122	—	—	—	101,861
Financial Sector	44,601	44,601	—	—	—	55,867
Non-Financial Private Sector and Residents abroad	57,450,538	56,487,272	963,266	—	—	54,191,642
Other financial liabilities	2,458,084	2,311,603	139,690	—	6,791	2,139509
Financing received from the BCRA and other financial institutions	526,870	526,870	—	—	—	298,578
Other non-financial liabilities	440,358	436,958	3,400	—	—	335,829

TOTAL LIABILITIES	61,039,573	59,926,426	1,106,356	—	6,791	57,123,686

Interest Rate Risk

Structural interest risk (SIR) gathers the potential impact of market interest rate variations on the margin of interest and the equity value of BBVA Francés.

The process to manage this risk has a limits and alerts structure to keep the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors.

Within the core metrics used for measurement, follow-up and control, the following stand out:

•	Margin at Risk (MaR): quantifies the maximum loss which may be recorded in the financial margin projected for 12 months under the worst case scenario of rate curves for a certain level of confidence.

•	Economic Capital (EC): quantifies the maximum loss which may be recorded in the economic value of the entity under the worst case scenario of rate curves for a certain level of confidence.

The Bank additionally carries out an analysis of sensitivity of the economic value and the financial margin for parallel variations by +/- 100 basis points over interest rates.

The following table shows the progress of the sensitivity of the economic value (SEV), given a variation of +100 basis points in relation to the Core Capital:

SEV +100 bps

	03.31.18	12.31.17	12.31.16
Closing	1.71%	1.53%	1.03%
Minimum	1.30%	0.80%	0.68%
Maximum	1.71%	1.65%	1.33%
Average	1.47%	1.13%	0.94%

The following table shows the progress of the sensitivity of the financial margin (SFM), given a variation of -100 basis points in relation to the 12-month projected margin:

SFM	-100 bps

	03.31.18	12.31.17	12.31.16
Average	2.21%	2.18%	0.03%
Minimum	2.10%	0.03%	0.02%
Maximum	2.21%	2.18%	0.37%
Closing	2.16%	2.18%	0.17%

Liquidity and Financing Risk

The liquidity risk is defined as the possibility of the entity not efficiently meeting its payment obligations without incurring significant losses which may affect its daily operations or its financial standing.

The short-term purpose of the liquidity and financing risk management process at BBVA Francés is to timely and duly address payment commitments agreed, without resorting to additional funding deteriorating the entity’s reputation or significantly affecting its financial position, keeping the exposure to this risk within levels that are consistent with the appetite for risk and the business strategy defined and approved by the Board of Directors. In the medium and long term, to watch for the suitability of the financial structure of the Bank and its evolution, according to the economic situation, the markets and regulatory changes.

Within the core metrics used for measurement, follow-up and control of this risk, the following stand out:

LtSCD: (Loan to Stable Customers Deposits) measures the relationship between the net credit investment and the customers’ stable resources, and is set forth as the key metric of appetite for risk. The goal is to preserve a stable financing structure in the medium and long term.

LCR: (Liquidity Coverage Ratio) measures the relation between high quality liquid assets and total net cash outflows during a 30-day period. BBVA Francés, as established in the regulations issued by the BCRA. “A” 5693, calculates the liquidity coverage coefficient on a daily basis.

Below is the progress of LCR ratios:

	03.31.18	12.31.17	12.31.16
LCR	332%	294%	515%

The following table shows the breakdown per term of loans and other financing considering the total amounts as of the due date:

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	142	—	—	—	—	—	142
Argentine Central Bank (BCRA)	—	2,354	—	—	—	—	—	2,354
Financial sector	—	3,286,234	842,153	880,052	830,139	824,344	229,530	6,892,452
Non-financial private sector and residents abroad	560,676	55,430,093	21,043,959	19,583,434	13,190,852	13,220,281	28,521,427	151,550,722

TOTAL	560,676	58,718,823	21,886,112	20,463,486	14,020,991	14,044,625	28,750,957	158,445,670

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	218	—	—	—	—	—	218
Financial sector	—	1,857,010	1,797,617	770,250	1,282,217	621,211	302,822	6,631,127
Non-financial private sector and residents abroad	461,313	53,848,907	20,454,032	13,793,547	15,169,887	12,334,654	25,063,031	141,125371

TOTAL	461,313	55,706,135	22,251,649	14,563,797	16,452,104	12,955,865	25,365,853	147,756,716

		Terns remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Son-financial government sector	—	99,573	—	—	—	—	—	99,573
Argentine Central Bank (BCRA)	—	—	—	—	—	—	—	—
Financial sector	—	2,106,691	238,917	672,686	184,692	232,051	179,093 3,614,130
Son-financial private sector and residents abroad	281,244	35,435,652	10,441,395	8,737,494	8,666,005	7,781,311	10,697,636	82,040,737

TOTAL	281,244	37,641,916	10,680,312	9,410,180	8,850,697	8,013,362	10,876,729 85,754,440

The following table discloses the breakdown of financial liabilities per remaining terms considering the total amounts at the due date:

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 03.31.18
Deposits	145,683,133	14,143,848	4,872,910	4,199,188	11,568	297	168,910,944
Non-financial government sector	1,285,762	19,750	21,514	—	—	—	1,327,026
Financial Sector	154,423	—	—	—	—	—	154,423
Non-Financial Private Sector and Residents abroad	144,242,948	14,124,098	4,851,396	4,199,188	11,568	297	167,429,495
Derivative instruments	245,444	—	—	—	—	—	245,444
Repo transactions	579,184	—	—	—	—	—	579,184
Other Financial Institutions	579,184	—	—	—	—	—	579,184
Other financial liabilities	16,292,418	835	954	—	—	—	16,294,207
Financing received from BCRA and other financial institutions	74,914	130,211	497,012	345,186	65,699	—	1,113,021
Corporate bonds issued	23,506	112,779	193,126	—	1,291,781	669,790	2,290,982

TOTAL	162,898,599	14,387,673	5,370,876	4,737,500	1,369,048	670,087	189,433,783

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 12.31.17
Deposits	143,701,672	12,516,102	2,849,579	1,589,539	476,820	371	161,134,083
Non-financial government sector	986,351	141,888	—	—	—	—	1,128,239
Financial Sector	187,121	—	—	—	—	—	187,121
Non-Financial Private Sector and Residents abroad	142,528,200	12,374,214	2,849,579	1,589,539	476,820	371	159,818,723
Derivative instruments	164,303	—	—	—	—	—	164,303
Repo transactions	285,410	—	—	—	—	—	285,410
Argentine Central Bank	21	—	—	—	—	—	21
Other Financial Institutions	285,389	—	—	—	—	—	285,389
Other financial liabilities	12,728,127	962,375	252,351	258,585	—	—	14,201,438
Financing received from BCRA and other financial institutions	325,221	292,312	134,997	157,650	115,520	—	1,025,700
Corporate bonds issued	32,312	260,724	113,400	194,178	1,295,865	673,561	2,570,040

TOTAL	157,237,045	14,031,513	3,350,327	2,199,952	1,888,205	673,932	179,380,974

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL as of 12.31.16
Deposits	105,932,132	10,084,980	3,379,389	478,820	231,066	134	120,106,521
Non-financial government sector	2,437,165	29,230	306,541	—	—	—	2,772,936
Financial Sector	247,892	—	—	—	—	—	247,892
Non-Financial Private Sector and Residents abroad	103,247,075	10,055,750	3,072,848	478,820	231,066	134	117,085,693
Derivative instruments	6,354	—	—	—	—	—	6,354
Repo transactions	135,140	—	—	—	—	—	135,140
Argentine Central Bank	134,202	—	—	—	—	—	134,202
Other Financial Institutions	938	—	—	—	—	—	938
Other financial liabilities	7,315,091	84,021	127,549	170,648	27,141	—	7,724,450
Financing received from BCRA and other financial institutions	401,985	102,158	164,654	29,134	1,606	—	699,537
Corporate bonds issued	52,187	178,675	236,425	590,625	553,092	583,417	2,194,421

TOTAL	113,842,889	10,449,834	3,908,017	1,269,227	812,905	583,551	130,866,423

The amounts of the Group’s financial assets and liabilities, which are expected to be collected or paid twelve months after the closing date, are disclosed below:

	03.31.18	12.31.17	12.31.16
Financial assets
Debt securities at fair value through profit or loss	574,693	1,214,107	1,721,216
Loans and other financing	35,598,168	31,788,392	14,837,660
Other debt securities	130,713	1,096,814	2,097,287

Total	36,303,574	34,099,313	18,656,163

Financial liabilities
Deposits	10,647	394,283	177,888
Other financial liabilities	—	—	22,338
Financing received from the BCRA and other financial institutions	76,638	129,391	1,322
Corporate bonds issued	1,573,178	1,570,178	923,553

Total	1,660,463	2,093,852	1,125,101

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of March 31, 2018 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	1,162,994	1,162,994	361,633	671,282	130,079
Other financial assets	439,058	439,058	439,058	—	—
Other debt securities	15,579,770	15,579,770	10,853,521	4,625,248	101,001
Financial assets pledged as collateral	1,161,382	1,161,382	992,442	168,940	—
Investments in equity instruments	145,256	145,256	139,708	—	5,548
Derivative instruments	168,314	168,314	—	168,314	—
Financial liabilities
Derivative instruments	245,444	245,444	—	245,444	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2017 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	5,795,638	5,795,638	4,230,903	1,433,301	131,434
Other financial assets	350,754	350,754	350,754	—	—
Other debt securities	16,300,064	16,300,064	10,201,453	5,995,271	103,340
Financial assets pledged as collateral	794,080	794,080	794,080	—	—
Investments in equity instruments	127,287	127,287	122,103	—	5,184
Derivative instruments	142,745	142,745	—	142,745	—
Financial liabilities
Derivative instruments	229,775	229,775	—	229,775	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2016 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Debt securities at fair value through profit or loss	3,671,603	3,671,503	2,149,034	1,522,469	—
Other financial assets	154,850	154,850	154,850	—	—
Other debt securities	9,174,824	9,174,824	649,721	8,525,103	—
Financial assets pledged as collateral	147,997	147,997	147,997	—	—
Investments in equity instruments	70,808	70,808	66,400	—	4,408
Derivative instruments	53,723	53,723	28,655	25,068	—
Financial liabilities
Derivative instruments	58,305	58,305	5,070	53,235	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoting or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument.

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•	Level 1: Valuation using the quoting of the financial instrument, observable and available in independent prices sources and in active markets that the entity can access at the measurement date.

•	Level 2: Valuation with market prices with criterion different to those considered in Level 1, or through techniques using variables obtained from observable market data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of Argentine Treasury and BCRA Bills, together with a minor share in Argentine Government Bonds and corporate bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and interest rate swaps with settlement at maturity.

Level 3 financial assets are corporate bonds.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.18	12.31.17	12.31.16
I15G8B.C.R.A.	11,998	688	—
I18L8B.C.R.A.	(130,349)	72,983	—

The transfer of levels is because during March 2018, I15G8BCRA and I18L8BCRA bills were not quoted in active markets the entity can access for a sufficient number of days to be considered Level 1.

b.2)	Transfers from Level 2 to Level 1

The following instruments measured at fair value were transferred from Level 1 to Level 2 of the fair value hierarchy:

	03.31.18	12.31.17	12.31.16
BONAR XVIII	(21,199)	138,271	—

The Bonar XVIII had a high frequency of quoting during the month, and was therefore classified as Level 1.

b.3)	Valuation techniques for Levels 2 and 3

The determination of fair value prices set forth by the bank consists of considering reference market prices for active markets MAE (“Mercado Abierto Electrónico”) and BYMA (“Bolsas y Mercados Argentinos”). If there are no quotings for the last 10 business days, a theoretical assessment is made.

The theoretical assessment carried out for Level 2 species consists in discounting the future flows of the investment applying the interest rate as per the proper spot curve (prepared with comparable instruments with market quoting).

The theoretical assessment of Level 3 species carried out is a technical value. Therefore, the calculation includes interest collected of the investment plus nominal value.

Calculations both for Level 2 and Level 3 species do not require quantitative information based on non-observable inputs. In all cases, input data are observable in the market.

b.4)	Reconciliation of opening and closing balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between initial and closing balances of Level 3 fair values.

	March 31, 2018	December 31, 2017
Balances at the beginning of the year	239,958	4,408
(Loss)/Income for the period recognized in results	(991)	1,106
(Loss)/Income for the period recognized in OCI	(2,339)	1,411
Purchases	—	112,256
Sales	—	—
Transfers from Level 3	—	120,777

Balance at closing	236,628	239,958

c)	Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoting value in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies for deposits, because a significant portion thereof (more than 99% considering contractual terms) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics.

•	Variable rate financial instruments

The fair value of financial assets and liabilities accruing a variable rate was assessed by discounting estimated future cash flows considering a contractually applicable variable rate at the measurement date, discounted applying market rates for financial instruments with similar characteristics and credit risk.

The fair value hierarchy of assets and liabilities not measured at fair value as of March 31, 2018 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	36,917,931	36,917,931	36,917,931	—	—
Repo transactions	7,144,101	7,144,101	7,144,101	—	—
Other financial assets	7,143,752	7,143,752	7,143,752	—	—
Loans and other financing
Non-financial government sector	142	142	—	142	—
Argentine Central Bank (BCRA)	2,354	2,354	—	2,354	—
Other financial institutions	4,917,871	4,815,489	—	2,257,809	2,557,680
Non-financial private sector and residents abroad	134,516,461	135,934,600	—	91,109,096	44,825,504
Other debt securities	15,578,336	15,579,770	10,853,521	4,625,248	101,001
Financial liabilities
Deposits	159,952,683	159,952,683	—	159,952,683	—
Repo transactions	579,184	579,184	579,184	—	—
Other financial liabilities	16,497,979	16,497,979	16,497,979	—	—
Financing received from the BCRA and other financial institutions	829,574	829,574	9,533	820,041	—
Corporate bonds issued	1,839,184	1,839,184	—	—	1,839,184

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2017 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	38,235,942	38,235,942	38,235,942	—	—
Repo transactions	6,329,939	6,329,939	6,329,939	—	—
Other financial assets	2,632,371	2,632,371	2,632,371	—	—
Loans and other financing
Non-financial government sector	218	218	—	218	—
Other financial institutions	4,608,947	4,608,279	—	933,359	3,674,920
Non-financial private sector and residents abroad	123,481,740	122,335,838	—	81,173,430	41,162,408
Other debt securities	16,298,649	16,300,064	10,201,453	5,995,270	103,341
Financial liabilities
Deposits	153,934,671	153,934,671	—	153,934,671	—
Repo transactions	285,410	285,410	285,410	—	—
Other financial liabilities	14,006,153	14,006,153	14,006,153	—	—
Financing received from the BCRA and other financial institutions	687,495	687,495	10,301	677,194	—
Corporate bonds issued	2,052,490	2,052,490	—	—	2,052,490

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2016 is detailed below.

	Accounting balance	Total Fair value	Level 1 Fair value	Level 2 Fair value	Level 3 Fair value
Financial assets
Cash and deposits in banks	48,164,949	48,164,949	48,164,949	—	—
Repo transactions	58,322	58,322	58,322	—	—
Other financial assets	812,209	812,209	812,209	—	—
Loans and other financing
Non-financial government sector	98,819	98,819	2	98,817	—
Other financial institutions	2,661,976	2,659,352	—	902,851	1,756,501
Non-financial private sector and residents abroad	75,821,447	74,909,500	—	50,371,553	24,537,947
Other debt securities	9,173,565	9,174,824	596,106	8,578,718	—
Financial liabilities					—
Deposits	114,610,296	114,610,296	—	114,610,296	—
Repo transactions	135,139	135,139	135,139	—	—
Other financial liabilities	7,785,665	7,785,665	7,785,665	—	—
Financing received from the BCRA and other financial institutions	704,960	704,960	39,390	665,570	—
Corporate bonds issued	1,786,285	1,786,285	—	—	1,786,285

44.	Transfer of financial assets

In the ordinary course of business, the Group enters into transactions that result in the transfer of financial assets, primarily government securities.

In accordance with the accounting policy set out in Note 5.4 d), the transferred financial assets continue to be recognized in their entirety or to the extent of the Group’s continuing involvement, or are derecognized in their entirety.

Transfer of financial assets that are not derecognized

1) Repo transactions

‘Sale-and-repurchase agreements’ are transactions in which the Group sells financial instruments (usually government securities) and simultaneously agrees to repurchase them at a fixed price on a future date. The Group continues to recognize the securities in their entirety in the consolidated balance sheet because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

2) Securities lending

‘Securities lending agreements’ are transactions in which the Group lends securities for a fee and receives cash as collateral. The Group continues to recognize the securities in their entirety in the consolidated balance sheet because it retains substantially all of the risks and rewards of ownership. The consideration received is recognized in income/loss during the term of the agreement.

45.	Segment reporting

Basis for segmentation

The Group reports to the chief operating decision maker based on the following operating segments: (i) BBVA Banco Francés S.A. (banking), and (ii) Volkswagen Financial Services S.A. (financial services), each considered by the Bank as a single reportable segment. Reportable segments are strategic business units offering different products and services. They are managed separately because each segment is aimed at different markets and consequently requires different commercialization technologies and strategies.

During 2017, the Company updated its internal business segment information adding the analysis of loans and deposits per lines of business (corporate banking, small and medium enterprises and retail).

The following tables present information regarding business segments:

	BBVA Banco Francés S.A. (bank) (1)	Volkswagen Financial Services S.A. (financial services)	Total as of 03.31.18
Net income from interest and similar items	4,714,546	390,652	5,105,198
Net commission income	683,704	(3,985)	679,719
Income from financial assets at fair value through profit or loss	309,176	—	309,176
Income from write-down of assets at amortized cost	1,367	—	1,367
Net foreign exchange difference	695,269	(19)	695,250
Other operating income	1,741,489	1,119	1,742,608

TOTAL OPERATING INCOME BEFFINANCIAL ASSETS IMPAIRMENT LOSS	8,145,551	387,767	8,533,318

Net loan loss provision generated by loans	(521,926)	(4,268)	(526,194)

SUBTOTAL	7,623,625	383,499	8,007,124

Total operating expenses	(5,747,700)	(70,433)	(5,818,133)

Total income from associates and joint ventures	39,877	—	39,877

INCOME BEFORE INCOME TAX	1,915,802	313,066	2,228,868

Net income tax	(633,361)	(29,363)	(662,724)

NET INCOME	1,282,441	283,703	1,566,144
Attributable to:
Shareholders of the Controlling Entity			1,545,298
Non-controlling interest			20,846

	BBVA Banco Francés S.A. (bank) (1)	Volkswagen Financial Services S.A. (financial services)	Total as of 03.31.17
Net income from interest and similar items	3,423,699	161,385	3,585,084
Net commission Income/(Loss)	555,764	(755)	555,009
Income from financial assets at fair value through profit or loss	130,666	—	130,666
Net foreign exchange difference	306,126	(231)	305,895
Other operating income	1,805,102	1,522	1,806,624

TOTAL OPERATING INCOME BEFORE FINANCIAL ASSETS IMPAIRMENT LOSS	6,221,357	161,921	6,383,278

Net loan loss provision generated by loans	(371,039)	(9,187)	(380,226)

SUBTOTAL	5,850,318	152,734	6,003,052

Total operating expenses	(5,228,982)	(39,494)	(5,268,476)

Total income from associates and joint ventures	72,856	—	72,856

INCOME BEFORE INCOME TAX	694,192	113,240	807,432

Net income tax	(236,793)	(7,092)	(243,885)

NET INCOME	457,399	106,148	563,547
Attributable to:
Shareholders of the Parent			555,175
Non-controlling interest			8,372

	BBVA Banco Francés S.A. (bank) (1)	Volkswagen Financial Services S.A. (financial services)	Total as of 03.31.18
Loans and other financing	133,923,077	5,513,751	139,436,828
Corporate Banking	34,230,363	270,759	34,501,122
Small and medium companies	41,594,222	2,064,010	43,658,232
Retail	58,098,492	3,178,982	61,277,474
Other assets	84,658,337	179,278	84,837,615

TOTAL ASSETS	218,581,414	5,693,029	224,274,443

Deposits	159,952,683	—	159,952,683
Corporate Banking	15,537,343	—	15,537,343
Small and medium companies	31,173,931	—	31,173,931
Retail	113,241,409	—	113,241,409
Other liabilities	31,142,593	1,008,952	32,151,545

TOTAL LIABILITIES	191,095,276	1,008,952	192,104,228

	BBVA Banco Francés S.A. (banking activity) (1)	Volkswagen Financial Services S.A. (financial services)	Total as of 12.31.17
Loans and other financing	123,126,092	4,964,813	128,090,905
Corporate Banking	30,515,864	—	30,515,864
Small and medium companies	40,895,786	2,293,968	43,189,753
Retail	51,714,442	2,670,845	54,385,288

Other assets	85,214,451	137,632	85,352,083

TOTAL ASSETS	208,340,543	5,102,445	213,442,988

Deposits	153,934,671	—	153,934,671
Corporate Banking	13,199,994	—	13,199,994
Small and medium companies	31,526,243	—	31,526,243
Retail	109,208,434	—	109,208,434
Other liabilities	28,396,691	708,730	29,105,421

TOTAL LIABILITIES	182,331,362	708,730	183,040,092

	BBVA Banco Francés S.A. (banking activity) (1)	Volkswagen Financial Services S.A. (financial services)	Total as of 12.31.16
Loans and other financing	76,974,605	1,607,637	78,582,242
Other assets	74,994,333	192,719	75,187,052

TOTAL ASSETS	151,968,938	1,800,356	153,769,294

Deposits	114,610,296	—	114,610,296
Other liabilities	18,708,164	278,922	18,987,086

TOTAL LIABILITIES	133,318,460	278,922	133,597,382

(1)	Includes BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, BBVA Francés Valores S.A. and Consolidar A.F.J.P. (undergoing liquidation proceedings).

46.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

		Shareholding as of
Name	Registered Office (country)	03.31.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	Argentina	96.9953%	96.9953%	96.9953%
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%	53.8892%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%	51.0000%
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Argentina	95.0000%	95.0000%	95.0000%

(1)	The Entity owns a direct 95% interest in the Company’s capital stock and an indirect 4.8498% interest through BBVA Francés Valores S.A.

47.	Involvement with non-consolidated structured entities

The Group participates in a fiduciary capacity and as manager of financial and non-financial trusts and mutual investment funds (refer to Notes 56 and 57).

48.	Related parties

a)	Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	March 31, 2018	March 31, 2017
Fees	3,322	2,634

Total	3,322	2,634

b.2)	Transactions and balances with key management personnel

	Balances as of			Transactions
	03.31.18	12.31.17	12.31.16	03.31.18	03.31.17
Loans
Credit cards	1,641	2,416	2,148	—	—
Personal loans	—	10	102	—	4
Mortgage loans	1,354	1,366	1,407	60	62
Checking accounts	13	11	14	—	—
Saving accounts	8,885	5,462	3,918	—	—

b.3)	Transactions and balances with related parties (except key Management personnel)

	Balances as of			Transactions
Parent	03.31.18	12.31.17	12.31.16	03.31.18	03.31.17
Cash and Deposits in Banks	133,603	425,754	245,089	—	—
Other Non-Financial Liabilities	17,856	54,701	113,967	17,882	15,435
Securities in Custody	61,185,647	62,359,948	37,468,665	—	—
Sureties Granted	329,653	296,403	126,286	—	—
Guarantees Received	371	371	371	—	—

	Balances as of			Transactions
Associates	03.31.18	12.31.17	12.31.16	03.31.18	03.31.17
Loans and other financing	2,086,240	2,172,750	1,265,526	190,949	145,709
Debt Securities at Fair value through profit or loss	4,183	4,179	5,849	—	—
Derivative Instruments (Assets)	46,103	743	3,093	—	8,569
Deposits	28,138	26,445	22,789	—	—
Other Non-Financial Liabilities	5,277	3,124	407	3,496	761
Financing Received	—	82,175	—	655	—
Derivative Instruments (Liabilities)	49,641	12,026	576	9,357	—
Interest Rate Swaps	2,921,470	2,711,960	1,087,279	—	—
Securities in Custody	31,033	10,457	45,931	—	—

49.	Leases

a)	The Group is the lessor in the following lease contracts:

a.1)	Finance leases

The Group executed finance lease contracts related to real property, motor vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases and the current value of minimum payments to be received thereunder:

Finance Leases	03.31.18		12.31.17		12.31.16
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	1,151,736	962,412	1,074,613	899,311	985,719	830,167
From 1 to 5 years	1,918,475	1,603,246	1,669,239	1,396,922	1,407,814	1,164,421
More than 5 years					29	25

TOTAL	3,070,211	2,565,658	2,743,852	2,296,233	2,393,562	1,994,613

Capital		2,561,659		2,283,577		1,969,957
Interest accrued		3,999		12,656		24,656

TOTAL		2,565,658		2,296,233		1,994,613

As of March 31, 2018, December 31, 2017 and 2016, non-accrued interest amount to 504,553, 447,619 and 398,949, respectively, and accumulated allowances for loan losses risk amount to 42,479, 34,391 and 27,204, respectively.

a.2)	Operating Leases

The Group executed commercial lease contracts for its investment properties, which include buildings. The average terms of those leases not subject to cancellation are from three to five years. All leases include a clause providing for an annual update of leases, taking into consideration market conditions.

Minimum future payments for operating lease contracts not subject to cancellation are as follows:

	03. 31.18	12.31.17	12.31.16
1 to 5 years	43,098	46,356	53,614

	43,098	46,356	53,614

b)	Group acting as lessee

b.1)	Operating Leases

The Group leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of March 31, 2018 and December 31, 2017 and 2016:

	03.31.18	12.31.17	12.31.16
Up to one year	32,196	40,607	75,308
From 1 to 5 years	559,818	762,441	928,254
More than 5 years	372,851	479,066	520,219

Total	964,865	1,282,114	1,523,781

The amount of operating lease expenses recognized in income/loss was 151,107 and 111,547 as of March 31, 2018 and 2017, respectively. These amounts are included in “Administrative expenses”.

50.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements in General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with positive accumulated results shall specifically provide for the allocation of those results.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided certain conditions are not met, such as the registration for financial assistance for lack of liquidity granted by that entity, deficiencies in capital or minimum cash contributions and the existence of a certain type of penalty set forth by various regulators and weighted as significant and/or failure to implement corrective measures, among other conditions.

In addition, the Bank shall maintain a minimum capital after the proposed distribution of profits.

On April 10, 2018 the Ordinary and Extraordinary Shareholders’ Meeting was held, whereby the following allocation of profits was approved:

•	To Legal Reserve: 775,653

•	To Distribution of cash dividends: 970,000

•	To Optional Reserve for future distribution of earnings: 2,132,612

Dividends were paid on May 9, 2018.

51.	Restricted availability assets

As of March 31, 2018, as of December 31, 2017 and 2016, the Entity has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 44,100 and 41,108 as of March 31, 2018 and December 31, 2017, respectively, and Secured Bonds maturing in 2020 in the amount of 41,997 as of December 31, 2016, as security for loans agreed under the Global Credit Program for micro, small and medium enterprises granted by the Inter-American Development Bank (IDB).

b)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 8,400 and 7,830 as of March 31, 2018 and December 31, 2017, respectively, and Secured Bonds maturing in 2020 in the amount of 45,717 as of December 31, 2016, as guarantee for funding granted by the Bicentennial Fund.

c)

Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures and court proceedings in the amount of 3,280,997, 2,932,754 and 2,049,102, respectively.

d)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 227,946 as of December 31, 2016, as security for its role in the custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime and custody of Registered Bills.

e)

BBVA Francés Valores S.A. has shares in Mercado de Valores de Buenos Aires S.A. (VALO) in the amounts of 40,296 and 35,417, and BYMA, in the amounts of 99,413 and 85,000 as of March 31, 2018 and December 31, 2017, respectively. Those shares are subject to a lien over credit rights in favor of “Crédito and Caución Compañía de Seguros S.A.” under the insurance contract signed by the company issuing such shares, to secure noncompliance with the company’s obligations.

That company registered the shares in Mercado de Valores de Buenos Aires S.A. (MERVAL), in the amount of 66,400 as of December 31, 2016. These shares were subject to a lien over credit rights in favor of “CHUBB Argentina de Seguros S.A.” under the insurance contract executed by the company issuing those shares, to secure noncompliance with the company’s obligations.

52.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24,485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995 that company was incorporated, and the Entity has a 9.363% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks as a supplement of the deposits privileges and protection system set forth by the Law on Financial Institutions.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of March 31, 2018 and 2017 the contributions to the Fund have been recorded in the item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 65,805 and 48,770, respectively.

53.	Minimum cash and minimum capital

53.1    Minimum cash

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account - not restricted	27,779,708	28,113,804	31,352,018
Argentine Central Bank (BCRA) – special guarantee accounts – restricted	1,039,886	977,566	914,587
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted	177,928	—	—

	28,997,522	29,091,370	32,266,605

53.2    Minimum capital

The breakdown of minimum capitals is as follows as of the above mentioned date:

Minimum capital requirements	03.31.18	03.31.17
Credit risk	14,025,626	8,785,277
Operational risk	2,742,422	2,150,325
Market risk	241,847	270,773
Pay-in	29,836,785	18,843,971

Excess	12,826,890	7,637,596

54.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets

According to CNV’s General Resolution No. 622/13, the minimum Shareholders’ Equity required to operate as “Settlement and Clearing Agent—Comprehensive” and “Mutual Investment Funds Products Custodian Agent” amounts to 24,000 and the minimum of liquid assets required by those rules amounts to 12,000. This amount is available in Argentine Treasury Bonds adjusted by CER due 2021 deposited with the account opened at Caja de Valores S.A. entitled “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés Minimum Counterbalancing Entry”. As of March 31, 2018, December 31, 2017 and 2016, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Francés Asset Management S.A., mutual funds investment products management agent, provided the minimum counterbalance entry required by the CNV, with 282,641 investment units of FBA Ahorro Pesos Fondo Común de Inversión, for a balance of 3,318, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. The minimum equity required to act as Mutual Investment Funds Management Agent of the Company amounts to 2,100. As of March 31, 2018, December 31, 2017 and 2016, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV

55.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is put on record that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Section 5, Sub-section a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (Amended Text 2013 and amending regulations).

56.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of March 31, 2018, December 31, 2017 and 2016, the assets of Diagonal Trust amount to 2,427, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates for 4,177 as of March 31, 2018, December 31, 2017 and 2016.

In addition, the Entity acts as Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are met, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 173,603, 167,724 and 152,337 as of March 31, 2018, December 31, 2017 and 2016, respectively, and consist of cash, creditors’ rights, real estate and shares.

57.	Mutual funds

As of March 31, 2018, December 31, 2017 and 2016, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, term deposit certificates, shares, corporate bonds, government securities, mutual investments, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 38,818,130, 31,533,051 and 16,665,210, which are part of the Funds’ portfolio and are recorded in debit accounts “Control – Others”.

The Mutual Funds equities are as follows:

	EQUITY AS OF
MUTUAL FUND	03.31.2018	12.31.2017	12.31.2016
FBA Ahorro Pesos	18,098,993	15,207,847	11,269,857
FBA Bonos Argentina	8,016,614	5,602,270	2,793,125
FBA Renta Fija Dólar	5,054,218	3,571,433	—
FBA Renta Pesos	4,271,277	4,965,075	2,609,965
FBA Renta Fija Dólar Plus	3,991,026	3,631,659	—
FBA Acciones Argentinas	965,803	615,530	35,594
FBA Calificado	756,382	617,636	393,708
FBA Renta Fija Plus (ex FBA Commodities)	565,068	237,710
FBA Horizonte	513,109	317,162	252,402
FBA Renta Mixta	420,653	327,777	9,055
FBA Acciones Latinoamericanas	293,024	193,867	101,400
FBA Retorno Total II	99,178	34,524	—
FBA Horizonte Plus	95,793	78,972	—
FBA Bonos Latam	43,594	32,541	—
FBA Retorno Total I	26,112	9,104	—
FBA Bonos Globales	14,077	6,837	282
FBA Renta Pesos Plus	12,498	11,894	10,083

TOTAL	43,237,419	35,461,838	17,475,471

The subsidiary BBVA Francés Asset Management S.A. acts as mutual funds manager, authorized by the CNV, which registered that company as mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on 8/7/2014.

58.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an Extraordinary Appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

•

“Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. BBVA Banco Francés S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division, of the City of Mar del Plata, under File No. 16,377/2016. On June 21, 2017 the court sought to obtain further evidence at its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges pressed in the Case File No. 18,398/05 Summary Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that non-compliance with the provisions in Communication “A” 3471 would not currently be a case of application of the most favorable criminal law. Moreover, the Entity is waiting for an answer by the Court regarding the transfer of the requested court files.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under No. 4524, File No. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240 - Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Area Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for offering and producing evidence came to a close. The case is being heard by the Federal Court No. 1, Criminal department of the city of Mendoza, File No. 23,461/2015. The Federal Court of Mendoza requested by electronic mail to the Federal Justice of Comodoro Rivadavia and Mar del Plata, to certify the causes that are said to be related in terms of procedural object, imputed and legal qualification. The Federal Justice of Comodoro Rivadavia answered the letter partially while the Federal Justice of Mar del Plata has not done so at the date of issuance of these financial statements.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for offering and producing evidence came to a close and the BCRA must send the file to Salta’s Federal Court.

•

“BBVA Banco Francés S.A. over breach of Law 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, given that Communication “A” 5264, known as the “lifting of the restriction of foreign trade transactions”, released the payment of services abroad.

The Entity and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact on these senses.

59.	Initial implementation of the financial reporting framework set forth by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a)	Reconciliations of equity

	Reference	12.31.17	03.31.17	12.31.17
Equity as per the previous financial statements		26,056,548	17,154,805	16,460,035
Adjustment as per criterion in Memorandum No. 6/2017 BCRA (Note 5)		—	(1,185,800)	—
Adjustments due to initial implementation of the new financial reporting framework set forth by the BCRA
Deemed cost of properties	(a)	4,889,491	4,950,858	4,960,575
Effective rate of Loans	(b)	(316,269)	(517,392)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,772)	(52,357)	(52,357)
Fair value of derivatives	(e)	(37,337)	1,791	(34,122)
Equity method for associates and joint ventures	(f)	115,130	181,337	155,288
Assets and Liabilities for contracts with customers	(g)	(131,840)	(149,926)	(138,665)
Goodwill	(h)	360	90	—
Deferred income tax	(i)	(436,586)	(836,055)	(882,578)
Financial guarantee contracts	(j)	(5,454)	(2,936)	(3,425)
Employee benefits	(k)	(1,562)	(1,038)	(1,683)
Non-controlling interest	(l)	298,303	274,668	267,916

Shareholders’ equity pursuant to the new financial reporting framework set forth by the BCRA		30,402,896	19,818,045	20,171,912

Attributable to the parent entity		30,094,865	19,538,595	19,900,834
Attributable to non-controlling interests		308,031	279,450	271,078

b) Reconciliations of Comprehensive Income

	Reference	12.31.17	03.31.17
Income/(loss) as per the previous financial statements		3,878,265	1,605,770
Adjustments as per criterion in Memorandum No. 6/2017 BCRA (Note 5)		—	(1,185,800)
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Depreciation/Impairment of properties	(a)	(71,084)	(9,717)
Effective rate of Loans	(b)	242,803	41,680
Rate below market rate	(c)	(3,116)	—
Fair value of derivatives	(e)	(3,215)	35,913
Equity method for associates and joint ventures	(f)	(37,926)	32,463
Assets and Liabilities for contracts with customers	(g)	6,825	(11,261)
Goodwill	(h)	360	90
Deferred income tax	(i)	448,624	46,523
Financial guarantee contracts	(j)	(2,029)	489
Employee benefits	(k)	121	645
Non-controlling interest	(l)	30,596	6,752

Net income/(loss) in accordance with the financial reporting framework set forth by the BCRA		4,490,224	563,547
Other comprehensive income
Fair value of government and private securities		27,585	—
Equity method for associates and joint ventures		(2,232)	(6,414)
Deferred income tax		(2,632)	—

Other comprehensive income pursuant to the financial reporting framework set forth by the BCRA		22,721	(6,414)

Total Comprehensive Income pursuant to the financial regulatory framework set forth by the BCRA		4,512,945	557,133

Attributable to the parent entity		4,475,783	548,761
Attributable to non-controlling interests		37,162	8,372

Reference	Account

(a)	The Group has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost the Group shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Group’s loans portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Group. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Group at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Group has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Group satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Group recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Group recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12—“Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Collateral granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services is accrued according to the criteria and scope of IFRS 15.

(k)	Amounts have been adapted to the amounts of vacation allowances, under the terms of IAS 19, pursuant to the amount set forth by the related law for pending vacation days in the payroll, including the related employer contributions.

(l)	For minority interests as per the previous accounting standards that are part of the net shareholders’ equity consolidated as per IFRS.

c) Consolidated Statement of Cash Flows

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows are from the use of the indirect method provided for by IAS 7.

60.	Subsequent events

1)	On May 9, 2018, the Entity paid the dividends approved by the Shareholders’ Meeting held on April 10, 2018, as mentioned in Note 50.

2)

Based on related case law to this date and the confiscatory effect of the failure to apply the inflation tax adjustment mechanism, on May 10, 2018 the Entity approved the filing of a new action seeking declaration of unconstitutionality for the fiscal period 2017.

The impact of this measure is an adjustment to the Income Tax assessed for the fiscal year ended December 31, 2017 of 1,021,518, recorded under “Other operating income” as of March 31, 2018 (Note 36).

Based on the criterion set forth by the BCRA through Memorandum dated May 29, 2017, the Entity booked a provision for contingencies in the “Provisions” account in liabilities, with a counterbalance entry in “Other operating expenses” in the Statement of Income (refer to Note 40), equivalent to the profit recorded in the amount of 1,021,518 for the potential adverse decision regarding the Income Tax paid with inflation adjustment.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is much more likely for the Entity to obtain a favorable judgment in the last instance supporting the idea that this period’s income tax shall be assessed including the inflation tax adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment.

Therefore, the recording of the contingency provision required by the BCRA results in a deviation from IFRS (Refer to Note 2).

Except as disclosed in the previous paragraphs, no other facts or transactions took place from the closing date for the fiscal period and the date these financial statements were issued which may significantly affect the shareholders’ equity or income/(loss) of the Entity as of March 31, 2018.

61.	Accounting principles – Explanation added for translation into english

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA, except for the effect of the matters mentioned in Note 2 to the consolidated financial statements. Certain accounting practices applied by the Bank that conform with the standards of the BCRA may not conform with the generally accepted accounting principles in other countries.

The effects of the differences and the generally accepted accounting principles in the countries in which the financial statements are to be used have been quantified as detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

Account	03.31.18	12.31.17	12.31.16
COMMERCIAL PORTFOLIO
Normal performance	78,198,692	73,469,368	43,377,186

Preferred collaterals and counter guarantees “A”	1,650,601	1,429,483	1,751,341
Preferred collaterals and counter guarantees “B”	1,247,932	1,262,598	1,384,068
No preferred collateral or counter guarantees	75,300,159	70,777,287	40,241,777
With special follow-up	61,446	34,601	13,116

Under observation	61,446	34,601	5,968

Preferred collaterals and counter guarantees “B”	6,330	8,570	3,613
No preferred collateral or counter guarantees	55,116	26,031	2,355
Under negotiation or with refinancing agreements	—	—	7,148

Preferred collaterals and counter guarantees “B”	—	—	6,177
No preferred collateral or counter guarantees	—	—	971
Troubled	63,997	55,393	17,568

No preferred collateral or counter guarantees	63,997	55,393	17,568
With high insolvency risk	65,307	58,410	11,385

Preferred collaterals and counter guarantees “B”	9,895	9,895	7,105
No preferred collateral or counter guarantees	55,412	48,515	4,280
Uncollectible	11,844	7,040	—

No preferred collateral or counter guarantees	11,844	7,040	—

TOTAL	78,401,286	73,624,812	43,419,255

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF MARCH 31, 2018, DECEMBER 31, 2017 and 2016

(stated in thousands of pesos)

Account	03.31.18	12.31.17	12.31.16
CONSUMER AND HOUSING PORTFOLIO
Normal performance	62,913,546	57,047,162	37,329,210

Preferred collaterals and counter guarantees “A”	7,531	11,517	11,534
Preferred collaterals and counter guarantees “B”	5,746,075	5,051,088	3,108,249
No preferred collateral or counter guarantees	57,159,940	51,984,557	34,209,427
Low risk	868,350	540,883	377,474

Preferred collaterals and counter guarantees “A”	51	—	—
Preferred collaterals and counter guarantees “B”	68,563	56,459	30,814
No preferred collateral or counter guarantees	799,736	484,424	346,660
Medium risk	567,069	483,019	350,546

Preferred collaterals and counter guarantees “B”	17,011	12,547	9,075
No preferred collateral or counter guarantees	550,058	470,472	341,471
High risk	300,451	260,898	188,922

Preferred collaterals and counter guarantees “A”
Preferred collaterals and counter guarantees “B”	24,919	22,031	16,460
No preferred collateral or counter guarantees	275,532	238,867	172,462
Uncollectible	36,585	36,685	27,707

Preferred collaterals and counter guarantees “A”
Preferred collaterals and counter guarantees “B”	8,411	6,784	6,609
No preferred collateral or counter guarantees	28,174	29,901	21,098
Uncollectible for technical reasons	2	2	26

No preferred collateral or counter guarantees	2	2	26

TOTAL	64,686,003	58,368,649	38,273,885

TOTAL GENERAL	143,087,289	131,993,461	81,693,140

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF MARCH 31, 2018, DECEMBER 31, 2017 and 2016

(stated in thousands of pesos)

	03.31.18		12.31.17		12.31.16
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	13,404,836	9.37%	12,983,980	9.84%	9,738,433	11.92%
50 following largest customers	22,530,977	15.75%	20,804,256	15.76%	11,992,612	14.68%
100 following largest customers	12,789,268	8.94%	10,985,454	8.32%	6,116,918	7.49%
All other customers	94,362,208	65.94%	87,219,771	66.08%	53,845,177	65.91%

TOTAL	143,087,289	100.00%	131,993,461	100.00%	81,693,140	100.00%

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF MARCH 31. 2018

(stated in thousands of pesos)

	Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	142	—	—	—	—	—	142
Argentine Central Bank (BCRA)	—	2,354	—	—	—	—	—	2,354
Financial sector	—	3,286,234	842,153	880,052	830,139	824,344	229,530	6,892,452
Non-financial private sector and residents abroad	560,676	55,430,093	21,043,959	19,583,434	13,190,852	13,220,281	28,521,427	151,550,722

TOTAL	560,676	58,718,823	21,886,112	20,463,486	14,020,991	14,044,625	28,750,957	158,445,670

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF DECEMBER 31, 2017

(stated in thousands of pesos)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	218	—	—	—	—	—	218
Financial sector	—	1,857,010	1,797,617	770,250	1,282,217	621,211	302,822	6,631,127
Non-financial private sector and residents abroad	461,313	53,848,907	20,454,032	13,793,547	15,169,887	12,334,654	25,063,031	141,125,371

TOTAL	461,313	55,706,135	22,251,649	14,563,797	16,452,104	12,955,865	25,365,853	147,756,716

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF DECEMBER 31, 2016

(stated in thousands of pesos)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	99,573	—	—	—	—	—	99,573
Argentine Central Bank (BCRA)	—	—	—	—	—	—	—	—
Financial sector	—	2,106,691	238,917	672,686	184,692	232,051	179,093	3,614,130
Non-financial private sector and residents abroad	281,244	35,435,652	10,441,395	8,737,494	8,666,005	7,781,311	10,697,636	82,040,737

TOTAL	281,244	37,641,916	10,680,312	9,410,180	8,850,697	8,013,362	10,876,729	85,754,440

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH CONTROLLED COMPANIES

AS OF MARCH 31, 2018, DECEMBER 31, 2017 and 2016

(stated in thousands of pesos)

	03.31.18		12.31.17		12.31.16
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	5,919,306	3.70%	5,616,361	3.65%	4,048,094	3.53%
50 following largest customers	9,810,983	6.13%	8,597,760	5.59%	6,503,517	5.67%
100 following largest customers	5,786,242	3.62%	6,168,839	4.01%	4,508,402	3.93%
All other customers	138,436,152	86.55%	133,551,711	86.76%	99,550,283	86.87%

TOTAL	159,952,683	100.00%	153,934,671	100.01%	114,610,296	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF MARCH 31, 2018

(stated in thousands of pesos)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	145,683,133	14,143,848	4,872,910	4,199,188	11,568	297	168,910,944
Non-financial government sector	1,285,762	19,750	21,514	—	—	—	1,327,026
Financial sector	154,423	—	—	—	—	—	154,423
Non-financial private sector and residents abroad	144,242,948	14,124,098	4,851,396	4,199,188	11,568	297	167,429,495
Derivative instruments	245,444	—	—	—	—	—	245,444
Repo transactions	579,184	—	—	—	—	—	579,184
Other financial institutions	579,184	—	—	—	—	—	579,184
Other financial liabilities	16,292,418	835	954	—	—	—	16,294,207
Financing received from the BCRA and other financial institutions	74,914	130,211	497,012	345,186	65,699	—	1,113,021
Corporate bonds issued	23,506	112,779	—	193,126	1,291,781	669,790	2,290,982

TOTAL	162,898,599	14,387,673	5,370,876	4,737,500	1,369,048	670,087	189,433,783

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF DECEMBER 31, 2017

(stated in thousands of pesos)

EXHIBIT I

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	143,701,672	12,516,102	2,849,579	1,589,539	476,820	371	161,134,083
Non-financial government sector	986,351	141,888	—	—	—	—	1,128,239
Financial sector	187,121	—	—	—	—	—	187,121
Non-financial private sector and residents abroad	142,528,200	12,374,214	2,849,579	1,589,539	476,820	371	159,818,723
Derivative instruments	164,303	—	—	—	—	—	164,303
Repo transactions	285,410	—	—	—	—	—	285,410
Argentine Central Bank	21	—	—	—	—	—	21
Other financial institutions	285,389	—	—	—	—	—	285,389
Other financial liabilities	12,728,127	962,375	252,351	258,585	—	—	14,201,438
Financing received from the BCRA and Other financial institutions	325,221	292,312	134,997	157,650	115,520	—	1,025,700
Corporate bonds issued	32,312	260,724	113,400	194,178	1,295,865	673,561	2,570,040

TOTAL	157,237,045	14,031,513	3,350,327	2,199,952	1,888,205	673,932	179,380,974

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF DECEMBER 31, 2016

(stated in thousands of pesos)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	105,932,132	10,084,980	3,379,389	478,820	231,066	134	120,106,521
Non-financial government sector	2,437,165	29,230	306,541	—	—	—	2,772,936
Financial sector	247,892	—	—	—	—	—	247,892
Non-financial private sector and residents abroad	103,247,075	10,055,750	3,072,848	478,820	231,066	134	117,085,693
Derivative instruments	6,354	—	—	—	—	—	6,354
Repo transactions	135,140	—	—	—	—	—	135,140
Argentine Central Bank	134,202	—	—	—	—	—	134,202
Other financial institutions	938	—	—	—	—	—	938
Other financial liabilities	7,315,091	84,021	127,549	170,648	27,141	—	7,724,450
Financing received from the BCRA and other financial institutions	401,985	102,158	164,654	29,134	1,606	—	699,537
Corporate bonds issued	52,187	178,675	236,425	590,625	553,092	583,417	2,194,421

TOTAL	113,842,889	10,449,834	3,908,017	1,269,227	812,905	583,551	130,866,423

EXHIBIT J

TRANSACTIONS ON PROVISIONS

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the period	Increases		Reversals	Applications	Balances as of 03.31.18	Balances as of 12.31.17
OF LIABILITIES
- Provisions for potential commitments	1,117	19	(1)	—	—	1,136	1,117
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for post-employment defined benefits plan	48,173	—		—	—	48,173	48,173
- Other	2,073,567	1,147,885	(2)	866	6,002	3,214,585	2,073,567

TOTAL PROVISIONS	2,127,857	1,147,904		866	6,002	3,268,894	2,127,857

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations, taking into consideration the provisions in Note 26 to the consolidated financial statements
(2)

Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA (Refer to Note 26 to the consolidated financial statements).

EXHIBIT J

TRANSACTIONS ON PROVISIONS

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2016

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the period	Increases		Reversals	Applications	Balances as of 03.31.17	Balances as of 12.31.16
OF LIABILITIES
- Provisions for potential commitments	581	37	(1)	—	—	618	581
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for post-employment defined benefits plan	42,362	—		—	—	42,362	42,362
- Provisions for defined benefits due to termination	116	—		—	85	31	116
- Other	853,460	25,130	(2)	4,451	104,551	769,588	853,460

TOTAL PROVISIONS	901,519	25,167		4,451	104,636	817,599	901,519

(1)	Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations, taking into consideration the provisions in Note 26 to the consolidated financial statements
(2)

Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA (Refer to Note 26 to the consolidated financial statements).

EXHIBIT R

ADJUSTMENT OF VALUES FOR LOSSES - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the year	Increases		Reversals	Applications	Balances as of 03.31.18	Balances as of 12.31.17
Other financial assets	101,339	756	(1)	918	(1,890)	103,067	101,339
Loans and other financing	2,290,430	548,192	(1)	50,691	239,609	2,548,322	2,290,430
Other financial institutions	40,167	29,642		41,797	(1,198)	29,210	40,167
Non-financial private sector and residents abroad	2,250,263	518,550		8,894	240,807	2,519,112	2,250,263
Overdrafts	79,099	12,011		—	39,408	51,702	79,099
Discounted instruments	376,589	51,776		—	403	427,962	376,589
Real estate mortgage	38,924	14,060		—	—	52,984	38,924
Collateral loans	106,417	7,990		—	3,018	111,389	106,417
Consumer loans	473,853	132,963		—	61,030	545,786	473,853
Credit cards	805,049	240,940		—	104,018	941,971	805,049
Financial leases	34,767	9,360		—	1,318	42,809	34,767
Other	335,565	49,450		8,894	31,612	344,509	335,565
Private Securities	1,605	19	(2)	—	—	1,624	1,605
Occasional commitments	1,117	19		—	—	1,136	1,117

TOTAL ALLOWANCES	2,394,491	548,986	(3)	51,609	237,719	2,654,149	2,394,491

(1)

Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations issued by the BCRA, taking into consideration the provisions in Note 11 – Other financial assets and Note 12 – Loans and other financing, to the consolidated financial statements.

(2)	Set up in compliance with the provisions in Communication A 4084 issued by the BCRA.
(3)	Includes total exchange difference in the amount of 22,773 (Notes 11 and 12).

EXHIBIT R

ADJUSTMENT OF VALUE FOR LOSSES - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH CONTROLLED COMPANIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2016

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the year	Increases		Reversals	Applications	Balances as of 03.31.17	Balances as of 12.31.16
Other financial assets	127,729	65,592	(1)	572	87,567	105,182	127,729
Loans and other financing	1,613,650	310,254	(1)	653	173,646	1,749,605	1,613,650
Other financial institutions	24,133	(1,404)		653	(3,776)	26,505	24,133
Non-financial private sector and residents abroad	1,589,517	311,658		—	177,422	1,723,100	1,589,517
Overdrafts	202,544	121,186		—	75,137	248,577	202,544
Discounted instruments	167,034	24,186		—	108	191,112	167,034
Real estate mortgage	13,211	326		—	20	13,517	13,211
Collateral loans	79,633	6,984		—	679	85,938	79,633
Consumer loans	375,341	85,847		—	61,067	400,121	375,341
Credit cards	491,678	56,909		—	17,913	530,674	491,678
Finance leases	27,445	65		—	3,413	24,097	27,445
Other	232,631	16,171		653	19,085	229,064	232,631
Private Securities	1,502	—	(2)	14	—	1,488	1,502
Occasional commitments	581	37		—	—	618	581

TOTAL ALLOWANCES	1,743,462	375,883	(3)	1,239	261,213	1,856,893	1,743,462

(1)

Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations issued by the BCRA, taking into consideration the provisions in Note 11 – Other financial assets and Note 12 – Loans and other financing, to the consolidated financial statements.

(2)	Set up in compliance with the provisions in Communication A 4084 issued by the BCRA.
(3)	Includes total exchange difference in the amount of (4,394) (Notes 11 and 12).

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the attached consolidated interim financial statements of BBVA Banco Francés S.A. (the “Entity”) and its controlled companies, which comprise the consolidated statement of financial position as at March 31, 2018, the consolidated statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended as of that date, and the selected explanatory notes.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (BCRA), which, as stated in Note 2 to the attached financial statements, is based on the International Financial Reporting Standards (IFRS) and specifically for the interim financial statements, on International Accounting Standard (IAS) No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), with the exceptions described in that note. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements are not prepared, in all material respects, in conformity with accounting standards established by the BCRA as described in Note 2 to the accompanying consolidated interim financial statements.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following information disclosed in the attached consolidated interim financial statements:

a)

as mentioned in Note 2 “Basis for the preparation of the Financial Statements” to the accompanying consolidated interim financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to the new accounting standards established the BCRA, as described in that note, which differs from IFRS regarding certain significant valuation and presentation aspects, which are described and quantified in that note. This matter does not modify the conclusion stated in the previous paragraph, but should be taken into consideration by those who use IFRS for the interpretation of the accompanying financial statements, and

b)

as mentioned in Note 5 “Significant accounting policies” to the accompanying consolidated interim financial statements, they make reference to an interim period of the first fiscal year the Entity applies the new accounting standards established by the BCRA. The effects of changes caused by the application of this new financial reporting framework are presented in Note 59 to the accompanying consolidated interim financial statements. The items and amounts in the reconciliations included in that note are subject to changes which may occur as a consequence of changes to the IFRS that will finally apply and shall only be considered final upon preparation of the annual financial statements for this fiscal year. This matter does not modify the conclusion stated in the previous paragraph.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new accounting standards established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors, who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new accounting standards issued by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new accounting standards established by the BCRA.

City of Buenos Aires, May 31, 2018.

KPMG

María Gabriela Saavedra

Partner

SEPARATE BALANCE SHEETS

AS OF MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

Accounts	Notes and Exhibits	03.31.18	12.31.17	12.31.16
ASSETS
Cash and deposits in banks	4	36,823,662	38,179,507	48,029,860
Cash		8,468,528	7,977,088	14,176,412
Financial institutions and correspondents		28,355,134	30,202,419	33,853,448
Argentine Central Bank (BCRA)		23,903,542	29,405,422	31,230,217
Other in the country and abroad		4,451,592	796,997	2,623,231
Debt securities at fair value through profit or loss	5 and Exhibit A	1,140,411	5,772,572	3,640,801
Derivative instruments	6	168,314	142,745	53,723
Repo transactions	7	7,144,101	6,329,939	58,322
Other financial assets	8	6,690,768	2,278,510	649,082
Loans and other financing	9	137,569,973	126,900,123	77,967,675
Non-financial government sector		142	218	98,819
Argentine Central Bank (BCRA)		2,354	—	—
Other financial institutions		8,325,170	8,405,517	3,672,017
Non-financial private sector and residents abroad		129,242,307	118,494,388	74,196,839
Other debt securities	10 and Exhibit A	15,578,336	16,298,649	9,173,565
Financial assets pledged as collateral	11	3,925,255	3,250,464	2,184,194
Investments in equity instruments	13 and Exhibit A	5,548	6,870	4,408
Investments in subsidiaries and associates	14	2,080,152	1,726,623	1,607,830
Property, plant and equipment	15	9,010,785	9,206,870	8,017,217
Intangible assets	16	447,419	434,572	315,637
Other non-financial assets	17	1,445,687	1,521,106	1,449,278
Non-current assets held for sale	18	542,993	196,379	—

TOTAL ASSETS		222,573,404	212,244,929	153,151,592

SEPARATE BALANCE SHEETS

AS OF MARCH 31, 2018, DECEMBER 31, 2017 AND 2016

(stated in thousands of pesos)

Accounts	Notes and Exhibits	03.31.18	12.31.17	12.31.16
LIABILITIES
Deposits	19	160,014,954	153,962,733	114,652,105
Non-financial government sector		1,252,061	1,042,016	2,640,909
Financial sector		154,423	187,122	247,891
Non-financial private sector and residents abroad		158,608,470	152,733,595	111,763,305
Derivative instruments	6	245,444	229,775	58,305
Repo transactions	7	579,184	285,410	135,139
Other financial liabilities	20	16,297,334	13,865,576	7,648,411
Financing received from the BCRA and other financial institutions	21	532,299	562,175	668,123
Corporate bonds issued	22	1,839,184	2,052,490	1,786,285
Current income tax liabilities	12 b)	730,363	1,346,870	1,066,172
Provisions	Exhibit J	3,233,961	2,092,059	860,176
Deferred income tax liabilities	12 c)	408,012	407,200	838,204
Other non-financial liabilities	23	7,047,331	7,345,776	5,537,838

TOTAL LIABILITIES		190,928,066	182,150,064	133,250,758

SHAREHOLDERS’ EQUITY
Capital stock	24	612,660	612,660	536,878
Non-capitalized contributions		6,735,977	6,735,977	182,511
Capital adjustments		312,979	312,979	312,979
Reserved earnings		14,516,667	14,516,667	11,783,995
Unappropriated retained earnings		7,933,140	3,480,078	3,480,078
Accumulated other comprehensive income		(11,383)	(16,558)	(39,279)
Income for the year		1,545,298	4,453,062	3,643,672

TOTAL SHAREHOLDERS’ EQUITY		31,645,338	30,094,865	19,900,834

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		222,573,404	212,244,929	153,151,592

SEPARATE STATEMENT OF INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Interest income	25	7,703,148	5,197,085
Interest expenses	26	(2,798,989)	(1,711,366)

Net interest income		4,904,159	3,485,719

Commission income	27	1,921,191	1,436,996
Commission expenses	28	(1,350,837)	(951,487)

Net commission income		570,354	485,509

Net income from measurement of financial instruments at fair value through profit or loss	29	309,177	130,667
Net income/(loss) from write-down of assets at amortized cost		1,367	—
Gold and foreign currency quotation differences	30	694,629	306,382
Other operating income	31	1,748,445	1,810,242
Loan loss provision		(521,926)	(371,039)

Net operating income		7,706,205	5,847,480

Personnel benefits	32	(1,929,247)	(1,537,755)
Administrative expenses	33	(1,486,862)	(1,220,436)
Asset depreciations and impairments	34	(197,358)	(120,958)
Other operating expenses	35	(2,111,714)	(2,338,263)

Operating income		1,981,024	630,068
Income from associates and joint ventures		157,645	142,398

Income before income tax		2,138,669	772,466

Income tax	12	(593,371)	(217,291)

Net income for the period		1,545,298	555,175

EARNINGS PER SHARE

AS OF MARCH 31, 2018 AND 2017

Accounts	03.31.18	03.31.17
Numerator
Net income attributable to the Parent’s Shareholders	1,545,298	555,175
Net income attributable to the Parent’s Shareholders adjusted to reflect the effect of dilution	1,545,298	555,175
Denominator
Weighted average of outstanding ordinary shares for the quarter	612,659,638	536,877,850
Weighted average of outstanding ordinary shares for the quarter adjusted to reflect the effect of dilution	612,659,638	536,877,850
Earnings per basic share	2.5223	1.0341
Earnings per diluted share	2.5223	1.0341

Since BBVA Banco Francés S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	03.31.18	03.31.17
Net income for the period	1,545,298	555,175
Other Comprehensive Income components to be re-classified to income/(loss) for the period
Profits or losses for financial instruments at fair value through OCI
Income for the period from financial instruments at fair value through OCI	(11,231)	—
Adjustment for reclassifications for the period	34,805	—
Income tax	(10,441)	—

	13,133	—

Share in OCI from associates and joint ventures booked by application of the equity method
Income/(loss) for the period for the share in OCI from associates and joint ventures booked by application of the equity method	(7,958)	(6,414)
Adjustment for reclassifications for the period	—	—
Income tax	—	—

	(7,958)	(6,414)

Total OCI to be reclassified to income/(loss) for the period	5,175	(6,414)

Total Other comprehensive income for the period	5,175	(6,414)

Total comprehensive income	1,550,473	548,761

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2018 (in thousands of pesos)

	Capital stock	Non- capitalized contributions		Other comprehensive income		Cumulative results
Transactions	Shares outstanding	Issuance premium	Adjustments to shareholders’ equity	Profits or losses for financial instruments at fair value through OCI	Other	Legal Reserve	Other	Retained earnings	Total shareholders’ equity
Balance at the beginning of the year	612,660	6,735,977	312,979	—	—	4,027,251	10,489,416	3,878,265	26,056,548
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	(17,719)	1,161	—	—	4,054,875	4,038,317

Adjusted balance at the beginning of the year	612,660	6,735,977	312,979	(17,719)	1,161	4,027,251	10,489,416	7,933,140	30,094,865

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	1,545,298	1,545,298
- Other Comprehensive Income for the period	—	—	—	13,133	(7,958)	—	—	—	5,175

Balances at period end	612,660	6,735,977	312,979	(4,586)	(6,797)	4,027,251	10,489,416	9,478,438	31,645,338

SEPARATE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE INTERIM THREE-MONTH PERIOD ENDED MARCH 31, 2017 (in thousands of pesos)

	Capital stock	Non- capitalized contributions		Other comprehensive income		Cumulative results
Transactions	Shares outstanding	Issuance premium	Adjustments to shareholders’ equity	Losses for financial instruments at fair value through OCI	Other	Legal Reserve	Other	Retained earnings	Total shareholders’ equity
Balance at the beginning of the year	536,878	182,511	312,979	—	—	3,298,517	8,485,478	3,643,672	16,460,035
Impact of the implementation of the financial reporting framework set forth by the BCRA	—	—	—	(42,672)	3,393	—	—	3,480,078	3,440,799

Adjusted balance at the beginning of the year	536,878	182,511	312,979	(42,672)	3,393	3,298,517	8,485,478	7,123,750	19,900,834

Total Comprehensive income for the period
- Net income for the period	—	—	—	—	—	—	—	555,175	555,175
- Other Comprehensive Income for the period	—	—	—	—	(6,414)	—	—	—	(6,414)
Allocation of Retained earnings as per the Shareholders’ Meeting held on March 30, 2017 to:
Legal reserve	—	—	—	—	—	728,734	—	(728,734)	—
Dividends in cash	—	—	—	—	—	—	—	(911,000)	(911,000)
Other	—	—	—	—	—	—	2,003,938	(2,003,938)	—

Balances at period end	536,878	182,511	312,979	(42,672)	(3,021)	4,027,251	10,489,416	4,035,253	19,538,595

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Cash flow generated by operating activities
Income before Income Tax		2,138,669	772,466
Adjustments to obtain flows from operating activities:		(510,327)	911,567
Amortizations and impairments		197,358	120,958
Loan loss provision		459,740	320,413
Other adjustments		(1,167,425)	470,196
Net decreases from operating assets:		(10,585,298)	(20,939,022)
Debt securities at fair value through profit or loss		4,892,245	2,369,611
Derivative instruments		(23,920)	24,959
Repo transactions		(814,162)	(9,714,152)
Loans and other financing		(11,301,111)	(3,755,372)
Non-financial government sector		76	98,664
Other financial institutions		63,553	(791,623)
Non-financial private sector and residents abroad		(11,364,740)	(3,062,413)
Other debt securities		1,722,282	(2,777,153)
Financial assets pledged as collateral		(674,791)	78,855
Investments in equity instruments		1,322	120
Other assets		(4,387,163)	(7,165,890)
Net increases from operating liabilities:		7,183,843	14,480,149
Deposits		6,455,574	8,312,274
Non-financial government sector		210,045	(961,611)
Financial sector		(32,699)	(102,926)
Non-financial private sector and residents abroad		6,278,228	9,376,811
Derivative instruments		15,669	(28,511)
Repo transactions		293,774	(135,139)
Other liabilities		418,826	6,331,525
Income tax payments		(197,989)	(390,656)

Total cash flows used in operating activities		(1,971,102)	(5,165,496)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE INTERIM THREE-MONTH PERIODS ENDED ON MARCH 31, 2018 AND 2017

(stated in thousands of pesos)

Accounts	Notes	03.31.18	03.31.17
Cash flows from investment activities
Payments:		(514,395)	(318,877)
Purchase of property, plant, and equipment, intangible assets and other assets		(310,553)	—
Other payments related to investment activities		(203,842)	(318,877)
Collections:		—	110,123
Sale of property, plant, and equipment, intangible assets and other assets		—	110,123

Total cash flows used in investment activities		(514,395)	(208,754)

Cash flows obtained from financing activities
Payments:		(243,182)	(1,072,809)
Dividends		—	(911,000)
Non-subordinated corporate bonds		(213,306)	(150,018)
Argentine Central Bank		(7,778)	(11,791)
Financing by local financial institutions		(22,098)	—
Collections:		—	258,557
Financing by local financial institutions		—	258,557

Total cash flows used in financing activities		(243,182)	(814,252)

Effect of exchange rate changes on cash and cash equivalents balances		1,372,835	(295,974)
Total changes in cash flows

Net decrease in cash and cash equivalents		(1,355,845)	(6,484,476)

Cash and cash equivalents at the beginning of the year	4	38,179,507	48,029,860

Cash and cash equivalents at the end of the period	4	36,823,662	41,545,384

NOTES TO THE SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated financial statements, BBVA Banco Francés S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the BCRA.

These financial statements of the Bank are supplementary to the consolidated financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These separate financial statements have been prepared based on the regulations issued by the BCRA, which provides that entities under its supervision shall submit financial statements prepared pursuant to IFRS, with a temporary exception of the application of the impairment model in Section 5.5 “Impairment” of IFRS 9 “Financial Instruments” (hereinafter “financial reporting framework issued by the BCRA”) and considering, in turn, the accounting standards set forth by the BCRA through Memorandum No. 6/2017 regarding the criterion applicable to recognize uncertain tax provisions.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a deviation from the IFRS, quantified in that note.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated financial statements)

•	Significant accounting policies (Note 5 to the consolidated financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet in force (Note 6 to the consolidated financial statements)

•	Provisions (Note 26 to the consolidated financial statements)

•	Capital management and corporate Governance transparency policy (Note 41 to the consolidated financial statements)

•	Financial instruments risks (Note 42 to the consolidated financial statements)

•	Fair value of financial instruments (Note 43 to the consolidated financial statements)

•	Transfer of financial assets (Note 44 to the consolidated financial statements)

•	Information per segments (Note 45 to the consolidated financial statements)

•	Subsidiaries (Note 46 to the consolidated financial statements)

•	Involvement with non-consolidated structured entities (Note 47 to the consolidated financial statements)

•	Deposits guarantee regime (Note 52 to the consolidated financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 54 to the consolidated financial statements)

•	Trust activities (Note 56 to the consolidated financial statements)

•	Mutual funds (Note 57 to the consolidated financial statements)

•	Penalties and administrative proceedings instituted by the BCRA (Note 58 to the consolidated financial statements)

•	Subsequent events (Note 60 to the consolidated financial statements)

3.	Significant accounting policies

The Bank has consistently applied the following accounting policies in all periods presented in these financial statements and the preparation of the Balance Sheet as of December 31, 2016 for the purposes of the transition to the financial reporting framework set forth by the BCRA. Note 41 contains a detail of the impact of the transition regarding the accounting regulations set forth by the BCRA previously applied.

These financial statements for the three-month period ended March 31, 2018 have been prepared pursuant to IAS 34 “Interim Financial Reporting” and IFRS 1 “First-time Adoption of International Financial Reporting Standards”.

The financial statements have been prepared based on the policies the Entity expects to adopt in its annual financial statements as of December 31, 2018.

Comparative amounts and the amounts as of the date of transition have been modified to reflect the adjustments to the new financial reporting framework.

The accounting policies applied are those applied for the preparation of the consolidated financial statements (Refer to Note 5 to the consolidated financial statements), except the policy mentioned in the following paragraph. For the purposes of homogeneous application of the accounting policies, the separate balance sheet and statement of income were restated for the purpose of considering the regulations set forth by the BCRA through Memorandum No. 6/2017 issued on May 29, 2017.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable yields for its interest in the participated company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in the results and OCI of investments accounted for using the equity method, until the date when the significant influence or joint control cease.

4.	Cash and deposits in Banks

	03.31.2018	12.31.2017	03.31.2017	12-31.2016
Cash	8,468,528	7,977,088	10,751,034	14,176,412
BCRA - Checking account	23,903,542	29,405,422	30,634,781	31,230,217
Balances in local and foreign financial institutions	4,451,592	796,997	159,569	2,623,231

TOTAL	36,823,662	38,179,507	41,545,384	48,029,860

5.	Debt securities at fair value through profit or loss

Financial assets holdings measured at fair value through profit or loss

Description	Maturity	Currency (1)	Rate	Amortization	03.31.18	12.31.17	12.31.16
Treasury Bills in USD, Maturity April 2018	04/27/2018	USD	Issue with a discount	At maturity	419,679	385,645	—
Treasury Bills in USD, Maturity April 2018 Argentine Bonds	04/27/2018	USD	Issue with a discount	At maturity	330,287	305,651	—
Discount in pesos under Argentina
Law, Maturity 2033 (DIS$)	12/31/2033	ARS	5.83%+CER	20 semiannual installments	179,775	—	227,048
Argentine Treasury Bond adjusted by CER, Maturity 2021 (BONCER 2021)	07/22/2021	ARS	25%+ CER	At maturity	107,800	(19,415)	—
BCRA Bills	From 01/04/17 to 06/21/18	ARS	Issue with a discount	At maturity	94,926	4,251,189	1,460,628
Argentine Treasury Bonds in pesos, fixed rate, Maturity 2021 (BONTE 021)	10 03/2021	ARS	18.20%	At maturity	798	19,776	326,596
Argentine Treasury Bonds in pesos, fixed rate, Maturity 2023 (BONTE 023)	10 17 2023	ARS	16.00%	At maturity	5	398,162	193,022
Argentine Treasury Bonds in pesos, fixed rate, Maturity 2018 (BONAR 2018)	03/05/2018	ARS	22.75%	At maturity	—	—	542,000
Argentine Bond in USD 7%, Maturity 2017 (BONARX)	03/11/2019	ARS	2.50% + BADLAR	At maturity	—	—	196,624
Argentine Bond in pesos PRIVATE BADLAR + 300 pbs, Maturity 2017 (BONAR B17)	10/09/2017	ARS	3,00% + ADLAR	At maturity	—	—	129,290
Province of Buenos Aires debt security, Maturity 2018 (TDPBA28D8)	12/28/2018	ARS	3,50% + BADLAR	3 quarterly installments	—	—	100,277
Corporate Bond PAN AMERICAN ENERGY, Maturity 2020 (CB PNC80)	12/10/2020	ARS	BADLAR	At maturity	—	—	46,672
Corporate Bond TELECOM PERSONAL S.A., Maturity 2017 (CB TL1O)	06/10/2017	ARS	3.75% + BADLAR	At maturity	—	—	25,359
Corporate Bond AXION ENERGY ARGENTINA, Maturity 2017 (CB AXION2)	08/15/2017	ARS	3.25% + BADLAR	At maturity	—	—	20,612
Other					7,141	431,564	372,673

					1,140,411	5,772,572	3,640,801

(1) ARS: pesos USD; US Dollars

The Bank’s holdings are primarily composed of the financial assets described below:

1) Treasury Bills issued by the Argentine Government on April 7, 2017, in US Dollars with total repayment at maturity on April 27, 2018 and interest at a discount.

2) Treasury Bills issued by the Argentine Government on April 28, 2017, in US Dollars with total repayment at maturity on April 27, 2018 and interest at a discount.

3) Discount Bonds in Argentine Pesos (DIS$): bonds in pesos issued by the Argentine Government, maturing on December 31, 2033, with repayment of capital in 20 semiannual installments beginning June 30, 2024. Each payment shall include capitalized amounts adjusted by CER, accrued before the first amortization date. Accrues interest at a fixed 5.83% annual nominal rate, payable every six months. A portion of interest accrued before December 31, 2013 was paid in cash and another portion will be capitalized. The portion of interest capitalized is added to the principal amount of the securities.

4) Argentine Treasury Bond (BONCER 2021) in pesos, adjusted by CER 2021 and full repayment upon maturity on July 22, 2021. Interest is calculated on the balances adjusted as from the date of issuance, at an annual 2.5% rate payable every six months on January 22 and July 22 of each year.

5) BCRA Bills (LEBAC): short term securities offered by the monetary authority. LEBACs are issued at discount, as a zero coupon bond, with total repayment at maturity with no interest payments.

6) Argentine Treasury Bond (BONTE O21) in pesos, with full repayment upon maturity on October 3, 2021. It shall accrue interest as from the date of issuance at an annual rate of 18.20%. Interest shall be paid semiannually in arrears, with the first payment on April 3, 2017 and the last on the date of repayment. They shall be computed on the basis of a three hundred and sixty (360) day year comprised of twelve (12) thirty (30) day months.

7) Argentine Treasury Bond (BONTE O23) in pesos, with full repayment upon maturity on October 17, 2023. It shall accrue interest as from the date of issuance at an annual rate of 16%. Interest shall be paid semiannually in arrears, with the first payment on April 17, 2017 and the last on the date of repayment. They shall be computed on the basis of a three hundred and sixty (360) day year comprised of twelve (12) thirty (30) day months.

6.	Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or monthly settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and changes in fair values were recognized in the Consolidated Statement of Income in the items “From measurement of financial assets at fair value through profit or loss” and “From measurement of financial liabilities at fair value through profit or loss”. Those transactions do not qualify as hedging pursuant to IFRS 9.

The breakdown of the item is as follows:

	03.31.18	1231.17	12.31.16
Assets
Debt balances linked to foreign currency forward transactions pending settlement in pesos	107,512	110,057	28,655
Debt balances linked to swaps of variable interest rate for fixed interest rate	60,802	32,688	25,068

TOTAL	168,314	142,745	53,723

Liabilities

	03.31.18	12.31.17	12.31.16
Credit balances linked to foreign currency forward transactions pending settlement in pesos	162,200	137,639	5,070
Credit balances linked to swaps of variable interest rate for fixed interest rate	83,244	92,136	53,235

TOTAL	245.444	229,775	58,305

The notional amounts of the term and foreign currency forward transactions, stated in US Dollars (USD), as well as the base value of interest rate swaps are reported below.

	March 31, 2018	December 31, 2017	December 31, 2016
Foreign currency forward transactions
Foreign currency forward purchases	11,137,186	12,671,490	2,623,708
Foreign currency forward sales	12,455,906	12,592,256	3,186,904
Interest rate swaps
Receives fixed delivers variable	4,826,121	4,376,498	2,251,362

7.	Repo and reverse repo transactions

The breakdown of the item is as follows:

Assets

	03.31.18	12.31.17	12.31.16
Amounts receivable for repo transactions of government securities with financial entities	482,571	603,035	82
Amounts receivable for repo transactions with the BCRA	1,917,624	1,353,992	58,240
Amounts receivable for repo transactions of government securities with non-financial institutions	4,743,906	4,372,912	—

TOTAL	7,144,101	6,329,939	58,322

(1)	For two repo transactions of Argentine Bonds in US Dollars 2024 carried out in August and September 2017 with Argentina for a total of USD 250,000,000.

Liabilities

	03.31.18	12.31.17	12.31.16
Amounts payable for repo transactions of government securities with financial institutions	579,184	285,389	937
Amounts payable for repo transactions of monetary regulation instruments with the BCRA	—	21	134.202

TOTAL	579,184	285,410	135,139

8.	Other financial assets

The breakdown of Other financial assets is as follows:

Measured at amortized cost
Financial debtors for spot transactions pending settlement	4,910,246	1,431,589	—
Nod-financial debtors for spot transactions pending settlement	724,237	110,454	75,025
Other receivables	731,804	735,260	560,415
Other	380,370	56,344	71,647

	6,746,657	2,333,647	707.087

Allowance for loan losses (Exhibit R)	(55,889)	(55,137)	(58,005)

TOTAL	6,690,768	2,278,510	649,082

Allowance for loan losses of Other financial assets:

Changes in Allowances per instrument class	Other financial assets	Total
Balances as of January 1, 2018	55,137	55,137
Allowances set up during the period (1)	756	756
Allowances reversed during the period	2	2
Allowances used during the period	2	2

Balances as of March 31, 2018	55,889	55,889

Changes in Allowances per instrument class	Other financial assets	Total
Balances as of January 1, 2017	58,005	58,005
Allowances set up during the period (1)	65,592	65,592
Allowances used during the period	(64,002)	(64,002)

Balances as of March 31, 2017	59,595	59,595

(1)	Includes exchange rate difference of 613 and (209) as of March 31, 2018 and 2017.

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	03.31.2018	12.31.2017	12.31.2016
Financing to non-financial government sector	142	218	98,819
Financing to the BCRA	2,354	—	—
Financing to other financial institutions	8,391,536	8,484,038	3,703,085
Overdrafts	13,605,365	11,707,264	9,801,870
Discounted instruments	10,729,573	11,164,895	6,456,171
Signature documents	7,381,415	7,049,131	4,348,688
Documents purchased	40,993	13,450	—
Real estate mortgage	5,881,749	4,457,821	1,917,412
Collateral loans	1,992,524	2,088,092	2,966,858
Consumer loans	19,376,800	16,638,201	9,566,943
Credit Cards	31,874,928	30,144,824	22,625,315
Loans for the prefinancing and financing of exports	27,656,928	23,147,427	8,486,700
Receivables from financial leases	2,559,341	2,290,031	1,992,915
Loans to personnel	777,549	626,175	174,993
Other financing	9,828,553	11,365,907	7,432,255

	140,099,750	129,177,474	79,572,024

Allowance for loan losses (Exhibit R)	(2,529,777)	(2,277,351)	(1,604,349)

TOTAL	137,569,973	126,900,123	77,967,675

Interest rates for loans are set based on the market rates existing as of the date such loans are granted.

Allowance for loans and other financing losses:

Changes in Allowances per instrument class	Loans to the financial sector	Advances	Documents	Mortgage	Pledge	Personal	Credit cards	Other	Total
Balances as of January 1, 2018	78,521	79,099	376,589	38,924	55,288	473,853	805,049	370,028	2,277,351
Allowances set up during the period (1)	29,642	12,011	51,776	14,060	3,951	132,963	240,940	58,581	543,924
Allowances reversed during the period	(41,797)	—	—	—	—	—	—	(8,894)	(50,691)
Allowances used during the period	—	(39,408)	(403)	—	(3,018)	(61,030)	(104,018)	(32,930)	(240,807)

Balances as of March 31, 2018	66,366	51,702	427,962	52,984	56,221	545,786	941,971	386,785	2,529,777

Changes in Allowances per instrument class	Loans to the financial sector	Advances	Documents	Mortgage	Pledge	Personal	Credit cards	Other	Total
Balances as of January 1, 2017	31,068	202,544	167,034	13,211	63,434	375,341	491,678	260,039	1,604,349
Allowances set up during the period (1)	(1,404)	121,170	24,186	326	(2,129)	85,847	56,909	16,162	301,067
Allowances reversed during the period	—	—	—	—	—	—	—	(653)	(653)
Allowances used during the period	—	(75,137)	(108)	(20)	(679)	(61,067)	(17,913)	(22,498)	(177,422)

Balances as of March 31, 2017	29,664	248,577	191,112	13,517	60,626	400,121	530,674	253,050	1,727,341

(1)	Includes exchange rate difference of 22,160 and (4,185) as of March 31, 2018 and 2017.

The information on the concentration of loans and other financing is presented in Exhibits B and C. The reconciliation of the information included in that Exhibit with the accounting balances is shown below.

	March 31, 2018	December 31, 2017	December 31, 2016
Total Exhibit B and C	141,201,889	130,789,730	81,070,409
Plus:
Argentine Central Bank (BCRA)	2,354	0
Loans to personnel	777,549	626,175	174,993
Less:
Allowance for loan losses	2,529,777	2,270,311	1,604,349
Effective rate adjustments	346,423	323,309	559,072
Corporate bonds	167,927	292,352	325,925
Loan commitments	1,367,692	1,629,810	788,381

Total loans and other financing	137,569,973	126,900,123	77,967,675

10. Other Debt securities

a)	Financial assets measured at amortized cost

They include corporate bonds for which the Entity is carrying out credit recovery transactions, for an amount of 190 as of March 31, 2018 and December 31, 2017 and 243 as of December 31, 2016.

b)	Financial assets measured at fair value through OCI

Description	Maturity	Currency (1)	Rate	Amortization	03.31.18	12.31.17	12.31.16
BCRA Bills	From 01/04/17 to 09/19/18	ARS	Issue with a discount	At maturity	11,059 861	10,559,358	5,903,518
Treasury Bills in USD, Maturity August 2018	08/24/2018	USD	Issue with a discount	At maturity	1,094,517	—	—
Treasury Bills in USD, Maturity February 2019	02/08/2019	USD	Issue with a discount	At maturity	926,373	—	—
Treasury Bills in USD, Maturity November 2018	11/16/2018	USD	Issue with a discount	At maturity	891,217	826,467	—
Treasury Bills in USD. Maturity October 2018	10/12/2018	USD	Issue with a discount	At maturity	426,331	394,795	—
Treasury Bills in USD. Maturity May 2018	05/11/2018	USD	Issue with a discount	At maturity	295,394	275,861	—
Treasury Bills in USD, Maturity December	12/14/2018	USD	Issue with a discount	At maturity	263,075	243,401	—
Treasury Bills in USD, Maturity August 2018	08/10/2018	USD	Issue with a discount	At maturity	218,923	—	—
Treasury Bills in USD, Maturity July 2018	07/27/2011	USD	Issue with a discount	At maturity	172,365	—	—
Corporate Bond YPF S.A. Class XLIV (CB YPF 44)	12/10/2018	ARS	4.75%+ BADLAR	At maturity	101,001	103,340	101,929
Argentine Treasury Bond adjusted by CER, Maturity 2021 (BONCER 2021)	07/22/2021	ARS	2.5% + CER	At maturity	69,300	64,598	649,721
Treasury Bills in USD, Maturity February 2018	02/23/2011	USD	Issue with a discount	At maturity	—	1,500,077	—
Secured Bond maturity 2020 (BOGAR 2020)	10/04/2020	ARS	2% + CER	156 monthly installments	—	1,469,473	1,683,892
Treasury Bills in USD, Maturity March 2018	03/16/2018	USD	Issue with a discount	At maturity	—	546,837	—
Treason Bills in USD, Maturity January 2018	01/26/2018	USD	Issue with a discount	At maturity	—	258,607	—
Treasury Bills in USD, Maturity March 2017	03/20/2017	USD	Issue with a discount	At maturity	—	—	717,465
Other					61,413	57,250	48,299
					15,579,770	16,300,064	9,174,824
Allowance for loan losses					(1,624)	(1,605)	(1,502)

TOTAL					15,578,146	16,298,459	9,73,322

(l)	ARS pesos
USD	US Dollars

The Bank’s holdings are primarily composed of the financial assets described below:

1) BCRA Bills (LEBAC): short term securities offered by the monetary authority, LEBACs are issued at discount, as a zero coupon bond, with total repayment at maturity with no interest payments.

2) Treasury Bills issued by the Argentine Government on May 22, 2017, in US Dollars with total repayment at maturity on August 24, 2018 and interest at a discount.

3) Treasury Bills issued by the Argentine Government on February 5, 2018, in US Dollars with total repayment at maturity on February 8, 2019 and interest at a discount.

4) Treasury Bills issued by the Argentine Government on November 3, 2017, in US Dollars with total repayment at maturity on November 16, 2018 and interest at a discount.

5) Treasury Bills issued by the Argentine Government on July 7, 2017, in US Dollars with total repayment at maturity on October 12, 2018 and interest at a discount.

6) Treasury Bills issued by the Argentine Government on September 25, 2017, in US Dollars with total repayment at maturity on May 11, 2018 and interest at a discount.

7) Treasury Bills issued by the Argentine Government on June 26, 2017, in US Dollars with total repayment at maturity on December 14, 2018 and interest at a discount.

8) Treasury Bills issued by the Argentine Government on May 8, 2017, in US Dollars with total repayment at maturity on August 10, 2018 and interest at a discount.

9) Treasury Bills issued by the Argentine Government on January 8, 2018, in US Dollars with total repayment at maturity on July 27, 2018 and interest at a discount.

10) Private securities (ON YPF44) issued by YPF S.A. on December 10, 2015, in pesos with total repayment on its due date on December 10, 2018. Interest will be payable on a quarterly basis. Calculated by determining the average of the Badlar rate plus a cut-off rate of 4.75%, with the first payment on March 10, 2016 and the last payment on the date of repayment.

11) Argentine Treasury Bond (BONCER 2021) in pesos, adjusted by CER 2021 and full repayment upon maturity on July 22, 2021. Interest is calculated on the balances adjusted as from the date of issuance, at an annual 2.5% rate payable every six months on January 22 and July 22 of each year.

Allowances for loan losses of holdings at fair value through Other comprehensive income:

Changes in Allowances per instrument class	Corporate bonds	Total
Balances as of January 1, 2018	1,605	1,605
Allowances set up during the period	19	19

Balances as of March 31, 2018	1,624	1,624

Changes in Allowances per instrument class	Corporate bonds	Total
Balances as of January 1, 2017	1,502	1,502
Allowances reversed during the period	(14)	(14)

Balances as of March 31, 2017	1,488	1,488

11.	Financial assets pledged as collateral

As of March 31, 2018 and December 31, 2017 and December 31, 2016, the Entity delivered the financial assets listed below as collateral:

		03.31.18	12.31.17	12.31.16
BCRA - Special guarantee accounts	(1)	1,039,886	977,566	914,587
Guarantee Trust - BCRA Bills at fair value through OCI	(2)	517,124	476,370	12,905
Gurantee trust - Pesos	(2)	8,500	3,090	1,120
Deposits as collateral	(3)	1,715,487	1,475,728	1,120,490
For reverse repo transactions - BCRA Bills at fair value through OCI		644,258	296,630	134,027
For reverse repo transactions - Government securities at fair value through OCI		—	21,080	1,065

TOTAL		3,925,255	3,250,464	2,184,194

(1)	Special guarantee checking accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on term and foreign currency forward transactions. The trust fund consists of pesos and monetary regulation instruments issued by the BCRA.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad.

12.	Income tax

a)	Current income tax assets

The Entity has no balances for this item.

b) Current income tax liabilities

The breakdown of the item is as follows:

	03.31.18	12.31.17	12.31.16
Advances	792,037	594,048	1,172,124
Collections and withholdings	82	82	4
Income tax provision	1,522,482	1,941,000	2,238,300

Total	730,363	1,346,870	1,066,172

c) Deferred income tax assets and liabilities

The breakdown and changes in deferred income tax assets and liabilities are disclosed below:

		Changes recognized in		As of 03.31.18
Account	As of 12.31.17	Consolidated statement of income	Consolidated statement of OCI	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	543,935	91,764	—	635,699	—
Provisions	463,247	25,584	—	491,002	(2,170)
Loan commissions	133,308	—	—	133,308	—
Organizational and other expenses	(215,062)	(108,003)	—	—	(323,066)
Property, plant and equipment and Miscellaneous assets	(1,286,380)	22,105	—	—	(1,264,276)
Debt securities and Investments in equity instruments	(58,178)	(21,942)	(10,441)	70	(90,631)
Derivatives	11,201	—	—	11,202	—
Other	729	121	—	850	—

Balance	(407,200)	9,629	(10,441)	1,272,131	(1,680,143)

		Changes recognized in		As of 03.31.17
Account	As of 12.31.16	Consolidated statement of income	Consolidated statement of OCI	Deferred tax assets	Deferred tax liabilities
Allowances for loan losses	448,075	78,948	—	527,023	—
Provisions	444,490	(10,056)	—	448,395	(13,961)
Loan commissions	245,407	(10,818)	—	245,836	(11,247)
Organizational and other expenses	(240,300)	(32,657)	—	—	(272,957)
Property, plant and equipment and Miscellaneous assets	(1,755,859)	18,271	—	—	(1,737,588)
Debt securities and Investments in equity instruments	7,949	12,547	—	46,695	(26,199)
Derivatives	11,943	(12,570)	—	423	(1,050)
Other	91	44	—	135	—

Balance	(838,204)	43,709	—	1,268,506	(2,063,001)

Breakdown of income tax charges:

	03.31.18	03.31.17
Current tax	603,000	261,000
Deferred tax	(9,629)	(43,709)

Income tax charges	593,371	217,291

The reconciliation of effective tax rate is disclosed below:

	03.31.18	03.31.17
Income before income tax	2,138,669	772,466
Income tax rate	30%	35%

Tax on taxable income	641,601	270,363
Permanent differences:
Income not subject to income tax	(62,724)	(52,931)
Expenses not deductible from taxable income	26,455	7,004
Other	(11,961)	(7,145)

Income tax charges	593,371	217,291

As of March 31, 2018 and 2017, the effective income tax rate is 28%.

On December 28, 2017, Law No. 27,430 was enacted through Decree No. 1112/2017 issued by the Argentine Executive, which established changes to the tax regime and set a gradual reduction of the income tax rate, which shall be 30% for fiscal years beginning on or after January 1, 2018 and up to December 31, 2019, while the rate shall be 25% for fiscal years beginning on or after 2020.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss. The breakdown of the item is as follows:

	03.31.2018	12.31.2017	12.31.2016
Banco Latinoamericano de Exportaciones S.A.	5,070	4,725	3,989
Other	478	2,145	419

TOTAL	5,548	6,870	4,408

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence and, therefore, measures them by applying the equity method:

	03.31.18	12.31.17	12.31.16
BBVA Francés Valores S.A.	180,847	161,382	99,565
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	4,125	5,490	3,253
Volkswagen Financial Services Compañía Financiera S.A.	535,999	309,845	275,494
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	438,745	361,111	285,349
PSA Finance Arg. Cía. Financiera S.A.	357,824	344,710	369,977
Rombo Cía. Financiera S.A.	395,965	393,953	349,027
BBVA Consolidar Seguros S.A.	147,848	131,334	109,399
Interbanking S.A.	18,799	18,798	10,581
Prisma Medios de Pago S.A. (1)	—	—	105,185

TOTAL	2,080,152	1,726,623	1,607,830

(1)	Reclassified to “Assets held for sale” as of December 31, 2017, based on the divestment agreement mentioned in Note 21.

15.	Property, plant and equipment

Below are the changes in the item:

					Depreciation

Account	Original value as of December 31, 2017	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of December 31, 2017	Derecognitions	For the period	Accumulated at closing	Residual value as of March 31, 2018
Real estate	7,358,575	50	10,514	338,675	398,123	65,968	30,399	362,554	6,667,860
Furniture and Facilities	1,487,776	10	49,044	4,003	331,065	3,988	38,164	365,241	1,167,576
Machinery and equipment	1,102,529	3 and 5	121,236	10,222	371,342	10,223	97,219	458,338	755,205
Automobiles	18,067	5	—	31	9,862	—	713	10,575	7,461
Construction in progress	350,315	—	71,017	8,649	—	—	—	—	412,683

Total	10,317,262		251,811	361,580	1,110,392	80,179	166,495	1,196,708	9,010,785

Account	Original value as of December 31, 2016	Total estimated useful life in years	Additions	Derecognitions	Depreciation				Residual value as of March 31, 2017
					Accumulated as of December 31, 2016	Derecognitions	For the period	Accumulated at closing
Real estate	7,144,165	50	97,114		302,490		15,028	317,518	6,923,761
Furniture and Facilities	786,792	10	54,130	3,526	222,001	3,526	20,746	239,221	598,175
Machinery and equipment	673,833	3 and 5	60,425	15,258	212,541	15,258	59,128	256,411	462,589
Automobiles	15,712	5	15	—	7,354	—	605	7,959	7,768
Construction in progress	141,101	—	41,965	36,799	—	—	—	—	146,267

Total	8,761,603		253,649	55,583	744,386	18,784	95,507	821,109	8,138,560

We refer to Notes 5.6 and 18 to the consolidated financial statements regarding the measurement of all real property at fair value as deemed cost as of January 1, 2017.

16.	Intangible assets

Below are the changes in the item:

					Amortization
Account	Original value as of December 31, 2017	Total estimated useful life in years	Additions	Derecognitions	Accumulated as of December 31, 2017	Derecognitions	For the period	Accumulated at closing	Residual value as of March 31, 2018
Licenses	637,034	1 and 5	43,068	20,406	205,938	20,406	30,221	215,753	443,943
Other	3,476	10	—	—	—	—	—	—	3,476

Total	640,510		43,068	20,406	205,938	20,406	30,221	215,753	447,419

Account	Original value as of December 31, 2016	Total estimated useful life in years	Additions	Derecognitions	Amortization				Residual value as of March 31, 2017
					Accumulated as of December 31, 2016	Derecognitions	For the period	Accumulated at closing
Licenses	472,162	1 and 5	40,544	18,480	160,001	18,480	24,827	166,348	327,878
Other	3,476	10	—	—	—	—	—	—	3,476

Total	475,638		40,544	18,480	160,001	18,480	24,827	166,348	331,354

17.	Other non-financial assets

The breakdown of the item is as follows:

	03.31.2018	12.31.2017	12.31.2016
Investment properties	102,098	102,720	105,106
Tax advances	277,700	65,635	58,900
Advance payments	633,105	760,184	446,837
Advances to suppliers of goods	216,468	266,649	475,767
Other miscellaneous assets	160,943	195,194	205,577
Advances to personnel	6,072	44,769	118,544
Property taken as security for loans	943	959	1,724
Other	48,358	84,996	36,823

TOTAL	1,445,687	1,521,106	1,449,278

Below are the changes in investment properties:

	03.31.2018	03.31.2017
Balance at the beginning of the year	102,720	105,106
Additions	—	85
Derecognitions	—	—
Depreciation for the period	(622)	(618)

Balance at the closing of the period	102,098	104,573

We refer to Notes 5.6 and 20 to the consolidated financial statements regarding the measurement of all real property at fair value as deemed cost as of January 1, 2017.

18.	Non-current assets held for sale

In February 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in the City of Buenos Aires. Therefore, these assets, the value of which, as of March 31, 2018 amounts to 272,709, were classified as non-current assets held for sale, after the efforts to sell that group of assets began. The Entity’s Board of Directors expects the sale to take place during the year 2018.

Furthermore, during November 2017, the Board of Directors agreed to a plan to sell its ownership interest in Prisma Medios de Pago S.A., and therefore the accounting balance of that ownership interest is presented as “Non-current assets held for sale”, for an amount of 270,284 and 196,379 as of March 31, 2018 and December 31, 2017. The efforts to sell that asset have begun and the sale is expected to take place in 2018.

19.	Deposits

The information on concentration of deposits is presented in Exhibit H.

The breakdown of the item is as follows:

	03.31.2018	12.31.2017	12.31.2016
Non-financial government sector	1,252,061	1,042,016	2,640,909
Financial sector	154,423	187,122	247,891
Checking accounts	23,693,084	24,283,741	19,896,819
Savings accounts	78,651,990	79,047,758	42,591,155
Term deposits	51,945,470	44,825,433	35,747,602
Investment accounts	—	—	85,194
Other	4,317,926	4,576,663	13,442,535

TOTAL	160,014,954	153,962,733	114,652,105

20.	Other financial liabilities

Other financial liabilities are measured at amortized cost and the breakdown is as follows:

	03.31.2018	12.31.2017	12.31.2016
Creditors for spot transactions pending settlement	5,233,947	2,089,348	189,883
Obligations for financing of purchases	7,326,792	7,644,011	4,796,098
Accrued commissions payable	11,639	16,321	16,274
Collections and other transactions on behalf of third parties	1,405,251	1,613,752	1,570,768
Interest accrued Payable	19,255	17,115	7,761
Other	2,300,450	2,485,029	1,067,627

TOTAL	16,297,334	13,865,576	7,648,411

21.	Financing received from the BCRA and other financial institutions

The financing received from the BCRA and other financial institutions is measured at amortized cost and the breakdown is as follows:

	03.31.2018	12.31.2017	12.31.2016
Financing received from local financial institutions	—	257,991	—
Financing received from the BCRA	7,783	8,482	31,970
Financing received from foreign financial institutions	524,516	295,702	636,153

TOTAL	532,299	562,175	668,123

22.	Corporate bonds issued

The detail of corporate bonds in force as of March 31, 2018, December 31, 2017 and 2016, is included in Note 25 to the consolidated financial statements.

23.	Other non-financial liabilities

The breakdown of the item is as follows:

	03.31.2018	12.31.2017	12.31.2016
Short term personnel benefits	1,447,384	1,698,647	1,334,089
Long term personnel benefits	137,389	137,389	109,240
Other collections and withholdings	1,341,909	1,503,831	1,319,998
Social security payment orders pending settlement	216,568	20,045	14,945
Advance collections	830,405	827,850	947,619
Miscellaneous creditors	2,362,507	2,474,331	1,288,898
For contract liabilities	219,719	212,022	158,152
Other taxes payable	488,485	466,268	346,008
Other	2,965	5393	18,889

TOTAL	7,047,331	7,345,776	5,537,838

24.	Capital Stock

The information on the corporate stock is disclosed in Note 28 to the consolidated financial statements.

25.	Interest income

	03.31.2018	03.31.2017
Interest on loans to the financial sector	474,031	223,595
Interest from overdrafts	917,500	769,018
Interest from documented instruments	865,226	463,665
Interest from real estate mortgage	142,561	87,054
Interest from collateral loans	128,448	146,526
Interest from credit card loans	1,671,465	1,465,047
Interest from financial leases	124,653	97,430
Interest from consumer loans	1,355,898	822,971
Interest from other loans	446,658	336,379
Premium for repo transactions	109,473	132,746
Interest for government securities	952,624	478,262
Interest from loans for the prefinancing and financing of exports	174,907	72,255
Stabilization Coefficient (CER) clause adjustments	44,416	95,932
Acquisition Value Unit (UVA) clause adjustments	287,516	4,353
Other financial income	7,772	1,852

TOTAL	7,703,148	5,197,085

26.	Interest expenses

	03.31.2018	03.31.2017
Interest for checking accounts deposits	288,583	14,811
Interest for savings accounts deposits	10,820	7,760
Interest for fixed-term deposits	2,074,916	1,533,688
Interest for inter financial loans received	7,256	9,133
Interest for other liabilities from financial transactions	233,554	120,992
Premium for reverse repo transactions	25,416	22,438
Other interest	40	629
Acquisition Value Unit (UVA) clause adjustments	158,404	1,915

TOTAL	2,798,989	1,711,366

27.	Commission income

	03.31.2018	03.31.2017
Commissions linked to liabilities	1,241,128	842,305
Commissions linked to loans	570,833	516,121
Commissions linked to securities	30,186	16,166
Commissions from guarantees granted	1,154	426
Commissions for foreign and exchange transactions	77,890	61,978

TOTAL	1,921,191	1,436,996

28.	Commission expenses

	03.31.2018	03.31.2017
Commissions for credit and debit cards	561,809	378,058
Latam Pass Commissions	422,974	312,438
Commissions linked to transactions with securities	291	147
Commissions for foreign trade transactions	24,530	16,680
Other commission expenses	341,233	244,164

TOTAL	1,350,837	951,487

29.	Net income from measurement of financial instruments at fair value through profit or loss

	03.31.2018	03.31.2017
Income from foreign currency forward transactions	39,614	(16,188)
Income from government securities	186,284	81,623
Income for corporate bonds	7,830	12,874
Income from private securities	73,800	24
Income for interest rate swaps	1,649	52,334
Other	—	—

TOTAL	309,177	130,667

30.	Gold and foreign currency exchange differences

	03.31.2018	03.31.2017
Conversion of assets and liabilities in foreign currency into pesos	162,340	(75,159)
Income from purchase-sale of currency	532,289	381,541

TOTAL	694,629	306,382

31.	Other operating income

	03.31.2018	03.31.2017
Rental of safe deposit boxes	100,082	74,202
Adjustments and interest on miscellaneous receivables	61,240	29,026
Punitive interest	11,898	8,445
Loans recovered	62,186	50,626
Allowances reversed	50,693	2,667
Commissions for hiring of insurance	167,493	164,410
Income tax - Tax inflation adjustment - Fiscal years 2017 and 2016	1,021,518	1,185,800
Other operating income	273,335	295,066

TOTAL	1,748,445	1,810,242

32.	Personnel benefits

	03.31.2018	03.31.2017
Salaries and wages	1,169,906	945,451
Social security charges on compensations	354,706	257,085
Personnel compensation and benefits	117,905	84,129
Personnel services	37,372	34,193
Other short term personnel benefits	249,358	216,897

TOTAL	1,929,247	1,537,755

33.	Administrative expenses

	03.31.2018	03.31.2017
Entertainment and travel expenses	19,434	17,175
Administrative services hired	100,775	78,094
Security services	77,006	71,101
Fees to bank Directors and Supervisory Committee	3,374	2,714
Other fees	55,947	38,082
Insurance	15,579	13,374
Rent	149,997	113,354
Stationery and supplies	9,191	10,700
Electricity and communications	64,066	51,664
Advertising and publicity	111,998	82,019
Taxes	375,269	274,247
Maintenance, preservation and repairs expenses	158,746	132,944
Transportation of values	163,315	164,899
Other administrative expenses	182,165	170,069

TOTAL	1,486,862	1,220,436

34.	Asset depreciation and impairment

	03.31.2018	03.31.2017
Depreciation of premises and equipment	166,495	95,507
Amortization of intangible assets	30,221	24,827
Depreciation of other assets	642	624

TOTAL	197,358	120,958

35.	Other operating expenses

	03.31.2018	03.31.2017
Contribution to the Deposits Guarantee Fund	65,805	48,770
Turnover tax	689,500	501,300
Charge for other allowances	1,147,904	1,210,910
Losses	58,052	11,858
Other operating expenses	150,453	565,425

TOTAL	2,111,714	2,338,263

36.	Related parties

a) Parent

The Bank’s direct controlling entity is Banco Bilbao Vizcaya Argentaria S.A.

b) Key Management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Bank’s activities, whether directly or indirectly.

Based on that definition, the Bank considers the members of the Board of Directors as key personnel.

b.1) Remuneration of key management personnel

The key management personnel received the following remuneration:

	March 31, 2018	March 31, 2017
Fees	3,322	2,634
Total	3,322	2,634

b.2) Transactions and balances with key management personnel

	Balances as of			Transactions
	March 31, 2018	December 31, 2017	December 31, 2016	March 31, 2018	March 31, 2017
Loans
Credit cards	1,641	2,416	2,148	—	—
Personal loans	—	10	102	—	4
Mortgage loans	1,354	1,366	1,407	60	62
Checking accounts	13	11	14	—	—
Savings accounts	8,885	5,462	3,918	—	—

b.2) Transactions and balances with related parties (except key management personnel)

	Balances as of			Transactions
Parent	March 31, 2018	December 31, 2017	December 31, 2016	March 31, 2018	March 31, 2017
Cash and Deposits in banks	133,603	425,754	245,089	—	—
Other Non-Financial Liabilities	17,856	54,701	113,967	17,882	15,435
Securities in Custody	61,185,647	62,359,948	37,468,665	—	—
Sureties Granted	329,653	296,403	126,286	—	—
Guarantees Received	371	371	371	—	—

	Balances as of			Transactions
Subsidiaries	March 31, 2018	December 31, 2017	December 31, 2016	March 31, 2018	March 31, 2017
Loans and other financing	3,689,318	3,811,207	1,015,703	242,668	90,008
Other financial assets	420	229	12	52	73
Deposits	62,348	28,115	50,059	—	—
Securities in Custody	462,468	376,066	186,721	—	—

	Balances as of			Transactions
Associates	March 31, 2018	December 31, 2017	December 31, 2016	March 31, 2018	March 31, 2017
Loans and other financing	2,086,240	2,172,750	1,265,526	190,949	145,709
Debt Securities at fair value through profit or loss	4,183	4,179	5,849	—	—
Derivative Instruments (Assets)	46,103	743	3,093	—	8,569
Deposits	28,138	26,445	22,789	—	—
Other Non-Financial Liabilities	5,277	3,124	407	3,496	761
Financing Received	—	82,175	—	655	—
Derivative Instruments (Liabilities)	49,641	12,026	576	9,357	—
Interest Rate Swaps	2,921,470	2,711,960	1,087,279	—	—
Securities in Custody	31,033	10,457	45,931	—	—

37.	Leases

a) The Bank is the lessor in the following types of contracts:

a.1) Finance leases

The Bank executed finance lease contracts related to real property, motor vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases and the current value of minimum payments to be received thereunder:

Financial Leases	03.31.2018		12.31.2017		12.31.2016
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	1,145,420	956,096	1,086,474	893,109	984,021	828,469
From 1 to 5 years	1,918,475	1,603,245	1,669,239	1,396,922	1,407,814	1,164,420
More than 5 years					29	26

TOTAL	3,063,895	2,559,341	2,755,713	2,290,031	2,391,864	1,992,915

Capital		2,555,342		2,277,375		1,968,270
Interest accrued		3,999		12,656		24,645

TOTAL		2,559,341		2,290,031		1,992,915

As of March 31, 2018, December 31, 2017 and 2016, non-accrued interest amount to 504,554, 465,682 and 398,949, respectively, and accumulated allowances for loan losses amount to 42,417, 34,329 and 27,187, respectively.

A.2) Operating Leases

The Entity held commercial lease contracts for its investment properties, which include buildings. The average terms of those leases not subject to cancellation are from three to five years. All leases include a clause providing for an annual update of leases, taking into consideration market conditions.

Minimum future payments for operating lease contracts not subject to cancellation are as follows:

	03. 31.2018	12. 31.2017	12. 31.2016
Up to one year
1 to 5 years	43,098	46,356	53,614
More than 5 years

	43,098	46,356	53,614

b) The Bank is the lessee in operating lease contracts.

The Bank leases branches under operating lease contracts. Leases are typically for a term of 5 years, with the option to renew after that date. Payments for leases are increased annually to reflect the market conditions.

Below are the minimum future payments of leases under operating lease contracts not subject to cancellation as of March 31, 2018 and December 31, 2017 and 2016:

	03.31.2018	12.31.2017	12.31.2016
Up to one year	32,196	40,607	75,308
From 1 to 5 years	559,818	762,441	921,618
More than 5 years	372,851	479,066	520,219

Total	964,865	1,282,114	1,517,145

The amount of operating lease expenses recognized in income/(loss) (including contingent lease charges) was 149,997 and 113,354 as of March 31, 2018 and 2017, respectively. These amounts are included in the “Administrative expenses” line (Refer to Note 33).

38.	Restrictions to the payment of dividends

We refer to Note 50 to the consolidated financial statements regarding the restrictions to the payment of dividends.

39.	Restricted availability assets

The Entity’s restricted assets are detailed in Note 51 to the consolidated financial statements.

40.	Minimum cash and minimum capital

40.1 Minimum cash

The BCRA establishes different cautious regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels, among others.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	03.31.18	12.31.17	12.31.16
Balances at the BCRA
Argentine Central Bank (BCRA) – checking account - not restricted	27,754,054	28,091,018	31,230,217
Argentine Central Bank (BCRA) – special guarantee accounts – restricted	1,039,886	977,566	914,578
Argentine Central Bank (BCRA) – special retirement and pension accounts – restricted	177,928	—	—

	28,971,868	29,068,584	32,144,795

40.2 Minimum capital

The breakdown of minimum capital requirements is as follows as of the above mentioned date:

Minimum capital requirements	03.31.18	03.31.17
Credit risk	13,071,388	7,923,262
Operational risk	2,573,714	2,005,348
Market risk	240,943	269,798
Pay-in	27,045,689	16,126,934

Excess	11,159,644	5,928,526

41.	Initial implementation of the financial reporting framework set forth by the BCRA

The items and amounts in the reconciliations included in this note are subject to changes and shall only be considered final upon preparation of the annual consolidated financial statements for this fiscal year.

a) Reconciliations of equity

	Reference	12.31.17	03.31.17	12.31.16
Equity as per the previous financial statements		26,056,548	17,154,805	16,460,035
Adjustment as per criterion in Memorandum No. 6/2017 BCRA (Note 3)		—	(1,185,800)	—
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Deemed cost of Real property	(a)	4,721,093	4,780,043	4,788,955
Effective rate of Loans	(b)	(316,269)	(517,392)	(559,072)
Rate below market rate	(c)	(3,116)	—	—
Fair value of government and private securities	(d)	(24,772)	(52,357)	(52,357)
Fair value of derivatives	(e)	(37,337)	1,791	(34,122)
Equity method for subsidiaries, associates and joint ventures	(f)	242,852	304,772	277,689
Assets and Liabilities for contracts with customers	(g)	(131,840)	(149,926)	(138,665)
Goodwill	(h)	360	90	—
Deferred income tax	(i)	(407,200)	(794,495)	(838,204)
Financial guarantee contracts	(j)	(5,454)	(2,936)	(3,425)

Shareholders’ equity pursuant to the financial reporting framework set forth by the BCRA		30,094,865	19,538,595	19,900,834

b) Reconciliations of Income/(Loss)

	Reference	12.31.17	03.31.17
Income as per the previous financial statements		3,878,265	1,605,770
Adjustments as per criterion in Memorandum No. 6/2017 BCRA (Note 3)		—	(1,185,800)
Adjustments due to initial implementation of the financial reporting framework set forth by the BCRA
Depreciation/Impairment of Real property	(a)	(67,862)	(8,912)
Effective rate of Loans	(b)	242,803	41,680
Rate below market rate	(c)	(3,116)	—
Fair value of derivatives	(e)	(3,215)	35,913
Equity method for associates and joint ventures	(f)	(32,605)	20,669
Assets and Liabilities for contracts with customers	(g)	6,825	(11,261)
Goodwill	(h)	360	90
Deferred income tax	(i)	433,636	43,709
Financial guarantee contracts	(j)	(2,029)	489

Net income pursuant to the financial reporting framework set forth by the BCRA		4,453,062	542,347
Other comprehensive income
Fair value of government and private securities		27,585	—
Equity method for associates and joint ventures		(2,232)	6,414
Deferred income tax		(2,632)	—

Other comprehensive income pursuant to the financial reporting framework set forth by the BCRA		22,721	6,414

Total Comprehensive Income pursuant to the accounting reporting framework set forth by the BCRA
		4,475,783	548,761

Reference	Account

(a)	The Entity has elected to use the option set forth in IFRS 1 to consider the fair value (market value) as the deemed cost as of January 1, 2017 for its real estate assets.

(b)	In accordance with IFRS, under the effective interest method, for financial assets and liabilities valued at amortized cost the Entity shall identify commissions that are an integral part of those financial instruments and treat them as an adjustment to the effective interest rate, amortizing them along the instrument’s lifetime. Pursuant to prior accounting standards, those commissions were recognized in income/(loss) upon origination of the financial asset and/or liability.

(c)	Adjustments to take the Entity’s loan portfolio at fair value upon initial recognition, since they are financing granted at a rate lower than the market rate.

(d)	Adjustments to the measurement of securities, pursuant to the business model for financial assets, defined by the Entity. According to the previous regulations, they were measured at fair market value and/or cost plus yield.

(e)	Adjustment for the purpose of measuring derivative instruments of the Entity at fair value through profit or loss.

(f)	An adjustment was recorded for the recognition of IFRS adjustments to subsidiaries and entities over which the Entity has a significant influence (Rombo Compañía Financiera S.A., PSA Finance Compañía Financiera S.A., and BBVA Consolidar Seguros S.A.).

(g)	Pursuant to IFRS 15, income from contracts with customers accrue as the Entity satisfies the performance obligations identified in the contract.

(h)	Pursuant to the previous accounting standards, the Entity recognized goodwill generated by business combinations measured at net acquisition cost of accumulated amortizations calculated in proportion to the estimated useful life months. As per IFRS, there is no defined useful life for goodwill, and its recoverability shall be evaluated for each fiscal year or when there are indications of impairment.

(i)	The Entity recognized the effect of deferred tax (net deferred liability) as set forth by IAS 12 - “Income taxes”. Likewise, adjustments related to the transition to IFRS originate temporary differences that were taken into consideration in that assessment.

(j)	Collateral granted are recognized at the highest of the initially recognized value minus the accumulated amount of income recognized as per IFRS 15 and the allowance for loan losses (as per the regulations set forth by the BCRA). In that sense, the amount of income from services accrues according to the criteria and scope of IFRS 15.

c) Separate Statement of Cash Flows

Under the new financial reporting framework set forth by the BCRA, the main impacts on the presentation of the statement of cash flows are from the use of the indirect method provided for by IAS 7.

42.	Accounting principles – Explanation added for translation into english

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA, except for the effect of the matters mentioned in Note 2 to the consolidated financial statements. Certain accounting practices applied by the Bank that conform with the standards of the BCRA may not conform with the generally accepted accounting principles in other countries.

The effects of the differences and the generally accepted accounting principles in the countries in which the financial statements are to be used have been quantified as detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book balance 3/31/2018	Book balance 12/31/2017	Position with no options	Options	Final position
SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
From the country:
Government Securities - In pesos
Argentine Bond Discount in pesos under Argentine Law, Maturity 2033	45696	179,775	2	179,775	—	179,775	—	179,775
Argentine Bond in pesos, adjusted by CER, Maturity 2021	5315	43,400	2	43,400	(19,415)	43,400	—	43,400
Argentine Treasury Bond in pesos, fixed rate, Maturity 2021	5318	798	2	798	19,776	798	—	798
Argentine Bond in pesos, adjusted by CER, Maturity 2020	5485	451	2	451		451	—	451
2022	5480	—	2	—	471,717		—
09/19/2018	5317	(21,199)	2	(21,199)	138,271	(21,199)	—	(21,199)
Other		(51,035)		(51,035)	79,820	(51,035)	—	(51,035)

Subtotal Government Securities - In pesos		152,190		152,190	690,169	152,190	—	151,190

Government Securities - In Foreign Currency
Treasury Bills in US dollars, Maturity 04/27/18 (375D)	5216	419,679	2	419,679	385,645	419,679	—	419,679
Treasury Bills in US dollars, Maturity 04/27/18 (360D)	5217	330,287	2	330,287	305,651	330,287	—	330,287
Treasury Bills in US dollars, Maturity 9/14/2018	5246	6,633	2	6,633	—	6,633	—	6,633
Treasury Bills in US dollars, Maturity 10/26/2018	5240	2,217	2	2,217	388	2,217	—	2,217
Treasury Bills in US dollars, Maturity 09/28/2018	5237	1,514	2	1,514	—	1,514	—	1,514
Treasury Bills in US dollars, Maturity 08/24/2018	5222	1,055	2	1,055	3,748	1,055	—	1,055
Other		1,831		1,831	1,689	1,831	—	1,831

Subtotal Government Securities - In Foreign Currency		763,216		763,216	697,121	763,216	—	763,216

BCRA Bills
BCRA Bills, internal segment in pesos, Maturity 04/18/2018	46824	870,201	2	870,201	418,317	870,201	—	870,201
BCRA Bills, internal segment in pesos, Maturity 09/19/2018	46830	74,088	2	74,088	126,998	74,088	—	74,088
BCRA Bills, internal segment in pesos, Maturity 07/18/2018	46828	(130,349)	2	(130,349)	72,983	(130,349)	—	(130,349)
BCRA Bills, Internal segment in pesos, Maturity 05/16/2018	46825	(121,872)	2	(121,872)	482,766	(121,872)	—	(121,872)
BCRA Bills, internal segment in pesos, Maturity 06/21/2018	46827	(609,180)	2	(609,180)	1,158,375	(609,180)	—	(609,180)
BCRA Bills, internal segment in pesos, Maturity 02/21/2018	46822	—	2	—	1.678,068	—	—	—
BCRA Bills, Internal segment in pesos, Maturity 03/21/2018	46823		2	—	167,026	—	—	—
Other		12,038		12,038	146,655	12,038		12,038

Subtotal BCRA Bills		94,926		94,926	4,251,188	94,926	—	94,926

Private Securities
Corporate Bond Banco de la Provincia de Bs. As. Class II	32889	67,787	3	67,787	68,267	67,787	—	67,787
Corporate Bond Banco de la Provincia de Bs. As. Class IV	23890	21,063	3	21,035	21,035	21,035	—	21,035
Corporate Bond YPF S.A. Class XVII	38562	18,793	3	18,793	16,048	18,793	—	18,793
Corporate Bond YPF S.A. Class XXXV	39792	15,120	3	15,120	18,775	15,120	—	15,120
Corporate Bond Rombo Cia Financiera S.A. Class 36	52186	4,183	3	4,183	4,179	4,183	—	4,183
Corporate Bond Newsan S.A.	51939	—	3	—	3,130	—	—	—
Other		3,133		3,133	2,660	3,133	—	3,133

Subtotal Private Securities		130,079		130,079	134,094	130,079	—	130,079

TOTAL SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		1,140,411		1,140,411	5,772,752	1,140,411	—	1,140,411

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF MARCH 31,2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI From the Country:
Government Securities - In pesos
Argentine Treasury Bond adjusted by CER, Maturity 2021	5315	69,300	2	69,300	64,598	69,300	—	69,300
Secured Bond Maturing 2020	2423	—	2	—	1,469,473	—	—	—

Subtotal Government Securities - In pesos		69,300		69,300	1,334,071	69,300	—	69,300

Government Securities - In Foreign Currency
Treasury Bills in US dollars, Maturity 08/24/2018	5222	1,094,517	2	1,094,517	—	1,094,517	—	1,094,317
Treasury Bills in US dollars, Maturity 02/8/2019	5250	926,373	2	926,373	—	926,373	—	926,373
Treasury Bills in US dollars, Maturity 11/16/2018	5241	891,217	2	891,217	826,467	891,217	—	891,217
Treasury Bills in US dollars, Maturity 10/12/2018	5231	426,331	2	426,331	394,795	426,331	—	426,331
Treasury Bills in US dollars, Maturity 05/11/2018	5239	295,394	2	295,394	275,861	295,394	—	295,394
Treasury Bills in US dollars, Maturity 12/14/2018	5229	263,075	2	263,075	243,401	263,075	—	263,075
Treasury Bills in US dollars, Maturity 08/10/2018	5220	218,923	2	218,923	—	218,923	—	218,923
Treasury Bills in US dollars, Maturity 02/23/2018	5234	—	2	—	1,500,077	—	—	—
Treasury Bills in US dollars, Maturity 03/16/2018	5235	—	2	—	546,837		—	—
Other		172,365		172,365	258,607	172,365	—	172,365

Subtotal Government Securities - In Foreign Currency		4,288,195		4,288,195	4,046,045	4,288,195	—	4,288,195

BCRA Bills
BCRA Bills, internal segment in pesos, Maturity 04/18/2018	46824	5,613,711	2	5,613,711	—	6,033,059	—	6,033,059
BCRA Bills, internal segment in pesos, Maturity 06/21/2018	46827	2,730,538	2	2,730,538	1,805,368	3,090,293	—	3,090,293
BCRA Bills, internal segment in pesos, Maturity 05/16/2018	46825	2,439,972	2	2,439,972	2,376,688	2,653,312	—	2,653,312
BCRA Bills, internal segment in pesos, Maturity 09/19/2018	46830	275,640	2	275,640	422,503	444,379	—	444,579
BCRA Bills, internal segment in pesos, Maturity 01/17/2018	46821	—	2	—	5,932,390	—	—	—
Other		—		—	22,209	—	—	—

Subtotal BCRA Bills		11,059,861		11,059,861	10,359,358	12,221,243	—	12,221,243

Private Securities - In pesos
Corporate Bond YPF S A Class XLIV	51096	101,001	3	101,001	103,341	101,001	—	101,001
Private Securities - In Foreign Currency
Corporate Bond John Deeree Credit Cia. Financiera S.A. Class	51620	61,413	2	61,413	57,249	61,413	—	61,413

Subtotal Private Securities		162,414		162,414	160,590	162,414	—	162,414

Subtotal Measured at Fair Value through OCI		15,579,770		15,379,771	16,300,064	16,741,153	—	16,741,153

MEASURED AT AMORTIZED COST
Private Securities - In pesos
Carporate Bond EXO S.A.		190	3	190	190	190	—	190

TOTAL OTHER DEBT SECURITES		15,579,960		15,579,961	16,300,254	16,741,343	—	16,741,343

EQUTIY INSTRUMENTS
Private Securities - In pesos
Other		225	3	225	1,909	225	—	225
From abrod;
Private Securities - In Foreign Currency
Other		5,323	3	5,323	4,961	5,323	—	5,323

TOTAL EQUITY INSTRUMENTS		5,548		5,548	6,870	5,548	—	5,548

EXHIBIT B

CLASSIFICATION OF LOAN’S AND OTHER FINANCING ACCORDING TO PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31. 2017

(stated in thousands of pesos)

	03.31.18	12.31.17
COMMERCIAL PORTFOLIO
Normal performance	79,531,374	74,979,005

Preferred collaterals and counter guarantees “A”	1,650,601	1,429,483
Preferred collaterals and counter guarantees “B”	1,247,932	1,262,556
No preferred collateral or counter guarantees	76,632,841	72,286,966
With special follow-up	61,446	34,601

Under observation	61,446	34,601
Preferred collaterals and counter guarantees “B”	6,330	8,570
No preferred collateral or counter guarantees	55,116	26,031
Troubled	63,997	55,393

No preferred collateral or counter guarantees	63,997	55,393
With high insolvency risk	65,307	58,410

Preferred collaterals and counter guarantees “B”	9,895	9,895
No preferred collateral or counter guarantees	55,412	48,515
Uncollectible	11,844	7,040

No preferred collateral or counter guarantee’	11,844	7,040

TOTAL	79,733,968	75,134,449

- 148 -	EXHIBIT B (Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO PERFORMANCE

AND GUARANTEES RECEIVED

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	03.31.18	12.31.17
CONSUMER AND HOUSING PORTFOLIO Normal performance	59,738,364	54,359,057

Preferred collaterals and counter guarantees “A”	7,531	11,517
Preferred collaterals and counter guarantees “B”	2,935,094	2,620,981
No preferred collateral or counter guarantees	56,795,739	51,726,559
Low risk	834,672	519,727

Preferred collaterals and counter guarantees “A”	51	—
Preferred collaterals and counter guarantees “B”	37,227	35,935
No preferred collateral or counter guarantees	797,394	483,792
Medium risk	561,043	480,012

Preferred collaterals and counter guarantees “B”	11,076	9,551
No preferred collateral or counter guarantees	549,967	470,461
High risk	297,908	259,798

Preferred collaterals and counter guarantees “A” Preferred collaterals and counter guarantees “B”	22,454	20,932
No preferred collateral or counter guarantees	275,454	238,866
Uncollectible	35,932	36,685

Preferred collaterals and counter guarantees “B”	7,759	6,784
No preferred collateral or counter guarantees	28,173	29,901
Uncollectible for technical reasons	2	2

No preferred collateral or counter guarantees	2	2

TOTAL	61,467,921	55,655,281

TOTAL GENERAL	141,201,889	130,789,730

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

Number of customers	03.31.18		12.31.17
	Debt balance	% over portfolio total	Debt balance	% over portfolio total
10 largest customers	16,190,868	11.47%	16,002,640	12.24%
50 following largest customers	23,255,327	16.47%	21,441,157	16.39%
100 following largest customers	12,628,114	8.94%	10,907,665	8.34%
All other customers	89,127,580	63.12%	82,438,268	63.03%

TOTAL	141,201,889	100.00%	130,789,730	100.00%

EXHIBIT D

BREAKDOWN PER TERM OF LOANS AND OTHER FINANCING

AS OF MARCH 31, 2018

(stated in thousands of pesos)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	142	—	—	—	—	—	142
Argentine Central Bank (BCRA)	—	2,354	—	—	—	—	—	2,354
Financial sector	—	4,020,736	2,512,153	1,480,052	1,100,139	994,344	229,530	10,336,954
Non-financial private sector and residents abroad	560,676	55,129,244	18,657,239	19,023,358	12,227,108	12,123,304	27,969,572	145,690,501

TOTAL	560,676	59,152,476	21,169,392	20,503,410	13,327,247	13,117,648	28,199,102	156,029,951

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	03.31.18		12.31.17
Number of customers	Debt balance	% over portfolio total	Debt balance	% over portfolio total
10 largest customers	5,919,306	3.70%	5,616,361	3.65%
50 following largest customers	9,810,983	6.13%	8,597,760	5.58%
100 following largest customers	5,837,046	3.65%	6,168,839	4.01%
All other customers	138,447,619	86.52%	133,579,773	86.76%

TOTAL	160,014,954	100.00%	153,962,733	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES PER REMAINING TERMS

AS OF MARCH 31, 2018

(stated in thousands of pesos)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	145,745,404	14,143,848	4,872,910	4,199,188	11,568	297	168,973,215
Non-financial government sector	1,285,762	19,750	21,514	—	—	—	1,327,026
Financial sector	154,423	—	—	—	—	—	154,423
Non-Financial Private Sector and Residents abroad	144,305,219	14,124,098	4,851,396	4,199,188	11,568	297	167,491,766
Derivative instruments	245,444	—	—	—	—	—	245,444
Repo transactions	579,184	—	—	—	—	—	579,184
Other financial institutions	579,184	—	—	—	—	—	579,184
Other financial liabilities	16,292,418	835	954	—	—	—	16,294,207
Financing received from the BCRA and other financial institutions	7,782	100,527	439,214	—	—	—	547,523
Corporate bonds issued	23,506	112,779	—	193,126	1,291,781	669,790	2,290,982

TOTAL	162,893,738	14,357,989	5,313,078	4,392,314	1,303,349	670,087	188,930,555

EXHIBIT J

TRANSACTIONS ON PROVISIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

		Increases		Decreases
Accounts	Balances as of beginning of the period			Reversals	Applications	Balances as of 03.31.18	Balances as of 12.31.17
OF LIABILITIES
- Provisions for potential commitments	1,117	19	(1)	—	—	1,136	1,117
- For administrative, disciplinary and criminal penalties	5,000	—		—	—	5,000	5,000
- Provisions for post-employment defined benefits plans	48,173	—		—	—	48,173	48,173
- Other	2,037,769	1,147,885	(2)	—	6,002	3,179,652	2,037,769

TOTAL PROVISIONS	2,092,059	1,147,904		—	6,002	3,233,961	2,092,059

(1)

Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations issued by the BCRA taking into consideration what was mentioned above in Note 26 to the consolidated financial statements.

(2)

Incorporated to cover for potential contingencies not considered in other accounts (civil, commercial labor and other lawsuits), and as required in Memorandum Nro. 6/2017 issued by the BCRA (Refer to Note 26 to the consolidated financial statements).

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	TOTAL	AS OF 03.31.18 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	03.31.18	Dollar	Euro	Real	Other	12.31.17
Cash and Deposits in Banks	18,928,035	17,754,151	1,145,880	11,430	16,574	21,258,981
Debt securities at fair value through profit or loss	763,216	763,216	—	—	—	697,121
Repo transactions	4,743,906	4,743,906	—	—	—	4,372,912
Other financial assets	126,922	125,186	1,736	—	—	114,932
Loans and other financing	34,230,667	34,225,452	5,215	—	—	28,183,009
Non-financial government sector	30	30	—	—	—	62
Argentine Central Bank (BCRA)	2,354	2,354	—	—	—	—
Other financial institutions	100,024	100,024		—	—	93,156
Non-financial private sector and residents abroad	34,128,259	34,123,044	5,215	—	—	28,089,791
Other Debt Securities	4,348,994	4,348,994	—	—	—	4,102,722
Financial assets pledged as collateral	959,495	959,495	—	—	—	766,844
Investments in Equity Instruments	5,323	5,323	—	—	—	4,961

TOTAL ASSETS	64,106,558	62,925,723	1,152,831	11,430	16,574	59,501,482

EXHIBIT L

(Continued)

BALANCES IN FOREIGN CURRENCY

AS OF MARCH 31, 2018 AND DECEMBER 31, 2017

(stated in thousands of pesos)

	TOTAL	AS OF 03.31.18 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	03.31.18	Dollar	Euro	Real	Other	12.31.17
Deposits	57,614,261	56,650,995	963,266	—	—	54,349,370
Non-financial government sector	119,122	119,122	—	—	—	101,861
Financial sector	44,601	44,601	—	—	—	55,867
Non-financial private sector and residents abroad	57,450,538	56,487,272	963,266	—	—	54,191,642
Other financial liabilities	2,458,084	2,311,603	139,690	—	6,791	2,139,909
Financing received from the BCRA and other financial institutions	526,870	526,870	—	—	—	298,578
Other non-financial liabilities	440,358	436,958	3,400	—	—	335,829

TOTAL LIABILITIES	61,039,573	59,926,426	1,106,356	—	6,791	57,123,686

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF MARCH 31. 2018

(stated in thousand of pesos)

Type of Contract	Purpose of transactions	Asset Underlying	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term for settlements of Difference	Amount
SWAPS	Financial transactions own account	—	At maturity for difference	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	25	13	41	4,809,825
SWAPS	Interest rate hedging	—	At maturity for difference	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	122	18	5	16,296
REPO TRANSACTION	Financial transactions own account	Other	At maturity for difference	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	3,253,814
REPO TRANSACTION	Financial transactions own account	Argentine Government Securities	At maturity for difference	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	51,550
REPO TRANSACTION	Financial transactions own account	Argentine Government Securities	At maturity for difference	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	14	9	433	10,063,343
FUTURES	Financial transactions own account	Foreign currency	Daily Differences	ROFEX	3	2	1	11,656,540
FUTURES	Financial transactions own account	Foreign currency	Daily Differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	3	2	1	1,152,155
FUTURES	Financial transactions own account	Foreign currency	At maturity for difference	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	5	2	144	10,784,397

EXHIBIT R

ADJUSTMENT OF VALUES FOR LOSSES - ALLOWANCES FOR LOAN LOSSES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2018 AND

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

(stated in thousands of pesos)

				Decreases
Accounts	Balances as of beginning of the period	Increases		Reversals	Applications	Balances as of 03.31.18	Balances as of 12 .31.17
Other financial assets	55,137	756	(1)	2	2	55,889	55,137

Loans and other financing	2,277,351	543,924	(1)	50,691	240,807	2,529,777	2,277,351
Other financial institutions	78,521	29,642		41,797	—	66,366	78,521
Non-financial private sector and residents abroad	2,198,830	514,282		8,894	240,807	2,463,411	2,198,830
Overdrafts	79,099	12,011		—	39,408	51,702	79,099
Discounted instruments	376,589	51,776		—	403	427,962	376,589
Real estate mortgage	38,924	14,060		—	—	52,984	38,924
Collateral loans	55,288	3,951		—	3,018	56,221	55,288
Consumer loans	473,853	132,963		—	61,030	545,786	473,853
Credit cards	805 049	240,940		—	104,018	941,971	805,049
Finance leases	34,705	9,360		—	1,318	42,747	34,705
Other	335323	49,221		8,894	31,612	344,038	335,323
Private Securities	1,605	19	(2)	—	—	1,624	1,605
Occasional commitments	1,117	19		—	—	1,136	1,117

TOTAL ALLOWANCES	2,335,210	544,718	(3)	50,693	240,809	2,588,426	2,335,210

(1)

Set up in compliance with the provisions in Communication “A” 2950 and supplementary regulations of the BCRA, taking into consideration the provisions in Note 8 – Other financial assets and Note 9 –Loans and other financing, to the consolidated financial statements.

(2)	Set up in compliance with the provisions in Communication “A” 4084 issued by the BCRA.
(3)	Includes total exchange rate difference of 22,773 (Notes 8 and 9)

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE SEPARATE INTERIM FINANCIAL STATEMENTS

To the President and Directors of

BBVA Banco Francés S.A.

Taxpayer Identification Number (C.U.I.T.): 30-50000319-3

Legal address: Av. Córdoba 111

City of Buenos Aires

Argentina

Report on Interim Financial Statements

We have reviewed the attached separate interim financial statements of BBVA Banco Francés S.A. (the “Entity”), which comprise the statement of financial position as at March 31, 2018, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the three-month period ended as of that date, and the selected explanatory notes.

Responsibility of the Entity’s Board of Directors and Management

The Entity’s Board of Directors and Management are responsible for the preparation and presentation of the attached financial statements in accordance with the financial reporting framework established by the Argentine Central Bank (BCRA), which, as stated in Note 2 to the attached financial statements, are based on the International Financial Reporting Standards (IFRS) and specifically for the interim financial statements, on International Accounting Standard (IAS) No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE), with the exceptions described in that note. The Entity’s Board of Directors and Management are also responsible for the proper internal control deemed necessary to allow for the preparation of interim financial reports free of significant misstatements due to errors or irregularities.

Auditors’ Responsibility and Scope of the Review

Our responsibility is to express a conclusion on the accompanying separate interim financial statements based on our review. We conducted our review in accordance with the review rules set forth by Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences and the “Minimum Requirements on External Audits” issued by the BCRA applicable to the review of interim financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

KPMG, a partnership established under Argentine law and a member firm of the KPMG network of independent firms affiliated to KPMG International Cooperative (“KPMG International”), a Swiss entity. All rights reserved.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate interim financial statements are not prepared, in all material respects, in conformity with accounting standards established by the BCRA as described in Note 2 to the attached separate interim financial statements.

Emphasis on certain matters disclosed in the financial statements

Without modifying our conclusion, we draw the attention of the users of this report to the following matters:

a)

as mentioned in Note 2 “Criteria for the preparation of the Financial Statements” to the accompanying separate interim financial statements, they have been prepared by the Entity’s Board of Directors and Management pursuant to the new accounting standards established by the BCRA, as described in that note, which differs from IFRS regarding certain significant valuation and presentation aspects, which are described and quantified in that note. This matter does not modify the conclusion stated in the previous paragraph, but should be taken into consideration by those who use IFRS for the interpretation of the accompanying separate interim financial statements, and

b)

as mentioned in Note 3 “Significant accounting policies” to the accompanying separate financial statements, they make reference to an interim period of the first fiscal year the Entity applies the new accounting standards established by the BCRA. The effects of changes caused by the application of this new financial reporting framework are presented in Note 41 to the accompanying interim financial statements. The items and amounts in the reconciliations included in that note are subject to changes which may occur as a consequence of changes to the IFRS that will finally apply and shall only be considered final upon preparation of the annual financial statements for this fiscal year. This matter does not modify the conclusion stated in the previous paragraph.

Other matters

Regarding the amounts and other information for the fiscal year ended December 31, 2016, date of transition to the new financial reporting framework established by the BCRA as from January 1, 2018, they arise from the financial statements as of December 31, 2016 issued by the Entity in accordance with the accounting standards of the BCRA applicable as of that date. Those financial statements were examined by other auditors who issued their audit report on February 9, 2017, and stated an unqualified opinion. That report does not include the adjustments subsequently made by the Entity’s Board of Directors and Management for the conversion of that information to the new financial reporting framework issued by the BCRA, which we have audited and, in our opinion, are appropriate and have been prepared according to the new financial reporting framework set forth by the BCRA.

City of Buenos Aires, May 31, 2018

KPMG

María Gabriela Saavedra

Partner

INFORMATION REPORT FOR

THE PERIOD ENDED

MARCH 31, 2018

(Consolidated, stated in thousands of pesos)

On December 12, 2016, the BCRA set forth the application of IFRS for fiscal years beginning on or after January 1, 2018 with a temporary exception for Section 5.5–“Impairment”, in IFRS 9 and considering, in turn, the accounting standards set forth by that Regulatory Authority through Memorandum No. 6/2017 regarding the criterion to be applied in recognizing uncertain tax provisions. As a consequence of the application of those standards, BBVA Francés presents its financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as of March 31, 2018, December 2017 and March 2017.

As of March 31, 2018 assets amounted to 224,274,443, liabilities amounted to 192,104,228 and shareholders’ equity amounted to 32,170,215.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.6 million customers as of March 31, 2018. That network includes 251 branches providing services for the retail segment and also to small and medium enterprises and organizations. Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 15 in-company banks, 1 point of sales, 2 points of Express attention, 802 ATMs and 803 self-service terminals.

Also, it has a telephone banking service, a modern, safe and functional Internet banking platform, a mobile banking app and a total of 6,060 employees as of March 31, 2018.

The private loans portfolio totaled 139,434,332 million pesos as of March 31, 2018, reflecting an increase by 69.3% as compared to the previous year, which allowed the Bank to keep its market share at 8.3% as of the end of the quarter.

BBVA Francés continued to grow its market share in credit cards, a product with the most attractive alliances and benefits in the market.

The growth of the loans portfolio was backed by the growth in the mortgage loans and personal loans portfolios, which recorded an increase by 205.6 % and 80.4%, respectively, while the credit cards and collateral loans business continued to strengthen.

The small and medium enterprises segment reorganized both the business and the management model, extending assistance of those customers throughout the network of branches, which allows for more coverage and a close relationship with smaller enterprises.

As regards Corporate & Investment Banking (CIB) and Investment Banking, the Entity continued to develop a strategy which allowed the seizing of new investment opportunities, with the strength and support of the BBVA Group and carrying out financing transactions in the capitals market, among others.

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular compliance/total financing) was 0.73%, with a coverage level (total allowances/irregular compliance financing) of 244.2% as of March 31, 2018.

The total exposure for securities and loans to the Government Sector totaled 16,741,472 pesos at year end, including repos both with the BCRA and Argentina, the latter for USD 250 million.

In terms of liabilities, customers’ resources totaled 159,952,683, with an increase by 30.2% over the last twelve months.

The market share of deposits to the private sector increased to 41 basis points, and reached 7.7% as of March 31, 2018.

Breakdown of changes in the main income/loss items:

Net financial income totaled 5,105,198, with a 42.4% growth as compared with the same period of the previous year.

The Entity has been implementing aggressive campaigns to capture customers, generating less income from commissions, on the one hand, since those campaigns offer no maintenance cost during the first years, and generating higher expenses, on the other, in this case because free LATAM Pass Miles are offered.

Net income from services totaled 679,719, a 22.4% increase compared with the same period for the previous year, mainly driven by income from deposits accounts, both due to the increase in the activity and the increase in prices and commissions from credit and debit cards.

Administrative expenses and personnel benefits totaled 3,465,381, a 24.1% growth in relation to those recorded for March 2017. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union.

General expenses reflect higher increases in amortizations, which increase both due to investments in technology and the addition of a new corporate office, higher tax expenses, mainly due to the increase in the volume of activity.

The remaining expenses grow due to the increased volume of activity, the general increase in prices, currency depreciation and increase in utility rates.

A positive evolution can be appreciated in the control of expenses for the transport of cash between branches, due to the measures adopted to restrain such expenses.

The bank is implementing a series of plans in the context of its transformation strategy; one of the highlights is that, during the year, cashier transactions at the branches decreased, which allowed the relocation of resources to more productive tasks, while the mailing of paper account statements continued to decrease, due to a strong client digitalization campaign.

Outlook

For 2018, BBVA Francés has strengthened its strategy based on the growth and transformation for the purpose of leading a more efficient financial system and with a tendency towards consolidation and offering a better experience to customers through a change in banking.

Along this line, the growth plan will be focused both on obtaining new customers and strengthening the relationship with customers already in the portfolio, for the purpose of increasing cross-sell, improving the quality of service and evolving in efficiency levels as well as the development and training of teams.

Likewise, the plan also includes growing in terms of balance sheet size, and therefore the focus shall be on businesses that are being developed and a greater penetration in those products and/or segments with lower participation levels.

In terms of liabilities, the plan for 2018 will be focused on increasing retail funding to reach a higher efficiency in the mix and developing more relevant liabilities for the purpose of seizing the transformation context in the market.

Information not covered by the Review Report.

CONSOLIDATED BALANCE SHEET STRUCTURE,

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	03 .31.18 (1)	03.31.17 (1)
Total Assets	224,274,443	169,251,056
Total Liabilities	192,104,228	149,433,011
Parent’s Shareholders’ Equity	31,645,338	19,538,595
Minority interest	524,877	279,450
Total Liabilities+ Minority interest + Shareholders’ Equity	224,274,443	169,251,056

	03.31.16 (2)	03.31.15 (2)	03.31.14 (2)
Total Assets	115,318,807	81,177,530	64,771,464
Total Liabilities	100,062,559	69,606,605	56,061,130
Minority interest	374,801	308,103	192,036
Shareholders’ Equity	14,881,447	11,262,822	8,518,298
Total Liabilities+ Minority interest + Shareholders’ Equity	115,318,807	81,177,530	64,771,464

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED STATEMENT OF INCOME STRUCTURE,

COMPARATIVE WITH THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	03.31.18 (1)	03.31.17 (1)
Net interest income	5,105,198	3,585,084
Net commission income	679,719	555,009
Net income from measurement of financial instruments at fair value through profit or loss	309,176	130,666
Net income from write-down of assets at amortized cost	1,367
Gold and foreign currency quotation differences	695,250	305,895
Other operating income	1,742,608	1,806,624
Loan loss provision	(526,194)	(380,226)
Net operating income	8,007,124	6,003,052
	(1,957,189)	(1,559,287)
Personnel benefits Administrative expenses Asset depreciation and impairment Other operating expenses	(1,508,192)	(1,231,009)
	(199,042)	(122,468)
	(2,153,710)	(2,355,712)
Operating income	2,188,991	734,576
Income from associates and joint ventures	39,877	72,856
Income before income tax for continuing activities	2,228,868	807,432
Income tax for continuing activities	(662,724)	(243,885)
Net income from continuing activities	1,566,144	563,547
Net income for the period	1,566,144	563,547

	03.31.16 (2)	03.31.15 (2)	03.31.14 (2)
Financial income	2,983,692	2,285,429	2,448,888
Loan loss provision	(161,351)	(143,097)	(118,744)
Income from services	931,083	960,451	728,761
Administrative expenses	(2,101,298)	(1,584,248)	(1,220,123)

Net intermediation income	1,652,126	1,518,535	1,838,782
Miscellaneous profits	250,483	117,680	238,282
Miscellaneous losses	(148,487)	(180,596)	(164,617)
Miscellaneous profits and losses - net	101,996	(62,916)	73,665
Loss from minority interest	(38,735)	(32,046)	(19,638)
Income tax	(550,303)	(492,627)	(530,691)

Net income for the period	1,165,084	930,946	1,362,118

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

CONSOLIDATED CASH FLOWS STRUCTURE COMPARATIVE WITH

THE SAME PERIODS FOR PREVIOUS YEARS

(Stated in thousands of pesos)

	03.31.18 (1)	03.31.17 (1)
Net cash flow used in operating activities	(2,504,080)	(5,239,581)
Net cash flow used in investment activities	(311,539)	(209,703)
Net cash flow generated by/(used in) financing activities	124,773	(836,399)
Effect of exchange rate changes	1,372,835	(295,974)

Total cash (used) / generated during the period	(1,318,011)	(6,581,657)

	03.31.16 (2)	03.31.15 (2)	03.31.14 (2)
Net cash flow (used in) / generated by operating activities	(3,152,965)	679,055	(2,515,483)
Net cash flow used in investment activities	(503,976)	(137,140)	(352,848)
Net cash flow (used in) / generated by financing activities	(1,181,784)	(279,061)	289,312

Total cash (used) / generated during the period	(4,838,725)	262,854	(2,579,019)

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

STATISTICAL DATA COMPARATIVE WITH THE SAME

PERIODS FOR PREVIOUS YEARS

(Variation of balances during the same period of the previous fiscal year)

03.31.18 / 17 (1)
Total loans	69.39%
Total deposits	30.29%
Income/(loss)	177.91%
Shareholders’ Equity	62.33%

	03.31.17 / 16 (2)	03.31.16 / 15 (2)	03.31.15 / 14 (2)
Total loans	40.20%	36.97%	17.71%
Total deposits	53.33%	44.70%	23.38%
Income/(loss)	37.82%	25.15%	(31.65%)
Shareholders’ Equity	15.28%	32.13%	32.22%

(1)	Pursuant to the valuation and disclosure criteria mentioned in these financial statements.
(2)	Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

COMPARATIVE RATIOS WITH THE SAME PERIODS FOR PREVIOUS YEARS

	03.31.18 (1)	03.31.17 (1)
Solvency (1)	16.75%	13.26%
Liquidity (2)	33.55%	45.21%
Tied-up capital (3)	29.45%	43.82%
Indebtedness (4)	5.97	7.54

(1)	Total shareholders’ equity Liabilities.
(2)	Sum of cash and deposits in banks, debt securities at fair value through profit or loss and other debt securities/deposits.
(3)	Sum of intangible assets and property, plant and equipment Shareholders’ Equity.
(4)	Total Liabilities/Shareholders’ Equity.

	03.31.16 (2)	03.31.15 (2)	03.31.14 (2)
Solvency (1)	14.82%	16.11%	15.14%
Liquidity (2)	51.07%	50.01%	43.46%
Tied-up capital (3)	2.64%	2.91%	2.49%
Indebtedness (4)	6.75	6.21	6.60

(1)	Total Shareholders’ Equity/Liabilities (including minority interest)
(2)	Sum of cash and government and private securities/deposits
(3)	Sum of premises and equipment, miscellaneous assets and intangible assets/ As sets
(4)	Total Liabilities (including minority interest)/Shareholders’ Equity

(1) Pursuant to the valuation and disclosure criteria mentioned in these financial statements.

(2) Pursuant to the valuation and disclosure criteria set forth by the BCRA at each date.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12 (General Resolution No. 622/13)

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the financial statements’ comparability with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

The Shareholders’ Meeting held on June 13, 2017 adopted a decision to increase capital stock through the issuance of new book-entry ordinary shares. Refer to Note 28. Capital Stock of the Consolidated Financial Statements of BBVA Banco Francés S.A.

On January 18, 2018, the Entity made a capital contribution in proportion to its ownership interest in Volkswagen Financial Services Compañía Financiera S.A. for an amount of 204,000 thousand pesos, equivalent to 240,000,000 ordinary, non-endorsable registered shares, with a value of $1 and one vote per share.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D - Breakdown per Term of Loans and Other Financing”, and “Exhibit I - Breakdown of Financial Liabilities per Remaining Terms” of BBVA Banco Francés S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the financial effects of maintenance:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances) Loans and other financing	99,664,778	5,587,577	—	34,184,473	—

TOTAL	99,664,778	5,587,577	—	34,184,473	—

Item In thousands of Pesos	Local currency			Foreign currency
	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause	Securities
Deposits and corporate bonds
Deposits	72,613,729	3,013,094	26,711,599	49,030,805	8,583,456	—
Other liabilities (1)	4,528,399	—	20,977,977	526,256	2,445,563	404,456

TOTAL	77,142,128	3,013,094	47,689,576	49,557,061	11,029,019	404,456

(1)

Includes the following items: Derivative Instruments, Repo Transactions, Other financial liabilities, Loans received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 46. Subsidiaries and Note 48. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

5.	Receivables from sales or loans to directors, Supervisory Committee members, members of the supervisory committee and their relatives up to the second degree.

Refer to Note 48. Related Parties of the Consolidated Financial Statements of BBVA Banco Francés S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Does not apply.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19,550 and corrective measures plan.

None.

8.	Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, premises and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of premises and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	2,590,227	8,468,784
Buildings, machines, equipment, furniture, fixtures and works of art	Fire, vandalism and earthquake	14,391,973	10,013,297
Motor vehicles	All kinds of risks and third-party insurance	18,930	18,037
Aircraft	Civil liability, medical expenses and physical injuries	564,457	—
Furniture, electronic equipment used in IT, signage and telephones	Transportation of goods	40,287	—

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-

Refer to Note 5. Significant accounting policies – 5.18 Current and deferred income tax – d) Uncertain tax positions, related to income tax contingency provision, tax inflation adjustment for the fiscal year 2016.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances on account of future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the cessation of restrictions on the distribution of retained earnings.

Refer to Note 50. Restrictions on the payment of dividends of the Consolidated Financial Statements of BBVA Banco Francés S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: August 27, 2018	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer